Dreyfus
Cash Management
Funds

ANNUAL REPORT January 31, 2008

Dreyfus Cash Management

Dreyfus Cash Management Plus, Inc.

Dreyfus Government Cash Management

Dreyfus Government Prime Cash Management

Dreyfus Treasury Cash Management

Dreyfus Treasury Prime Cash Management

Dreyfus Municipal Cash Management Plus

Dreyfus New York Municipal Cash Management

Dreyfus Tax Exempt Cash Management

**Dreyfus California AMT-Free Municipal
  Cash Management**



Dreyfus
A BNY Mellon Company℠

Contents

The Funds

For More Information

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

> • Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

The Funds



LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present the annual report for Dreyfus Cash Management Funds (Taxable). For the 12-month period ended January 31, 2008, the six Dreyfus Cash Management Funds (Taxable) listed below produced the following yields and effective yields.[1]

	Yield (%)	Effective Yield (%)
Dreyfus Cash Management		
Institutional Shares	5.07	5.18
Investor Shares	4.81	4.92
Administrative Shares	4.97	5.08
Participant Shares	4.66	4.77
Agency Shares	4.80†	4.91†
Dreyfus Cash Management Plus, Inc.		
Institutional Shares	5.06	5.18
Investor Shares	4.81	4.92
Administrative Shares	4.96	5.08
Participant Shares	4.66	4.76
Service Shares	4.50††	4.59††
Select Shares	4.20††	4.28††
Agency Shares	4.79†	4.90†
Dreyfus Government Cash Management		
Institutional Shares	4.82	4.93
Investor Shares	4.57	4.67
Administrative Shares	4.72	4.83
Participant Shares	4.42	4.51
Agency Shares	4.28†	4.37†
Dreyfus Government Prime Cash Management		
Institutional Shares	4.80	4.91
Investor Shares	4.55	4.65
Administrative Shares	4.70	4.80
Participant Shares	4.40	4.49
Agency Shares	4.31†	4.39†
Dreyfus Treasury Cash Management		
Institutional Shares	4.61	4.71
Investor Shares	4.36	4.45
Administrative Shares	4.51	4.61
Participant Shares	4.21	4.29
Service Shares	3.81††	3.88††
Select Shares	3.51††	3.57††
Agency Shares	3.91†	3.98†
Premier Shares	3.66†	3.72†

	Yield (%)	Effective Yield (%)
Dreyfus Treasury Prime Cash Management		
Institutional Shares	4.20	4.28
Investor Shares	3.95	4.02
Administrative Shares	4.10	4.18
Participant Shares	3.80	3.87
Agency Shares	3.38†	3.43†

† Annualized since inception on October 1, 2007, through January 31, 2008.
†† Annualized since inception on June 29, 2007, through January 31, 2008.

Economic and Market Environment

The reporting period witnessed a dramatic shift in investor sentiment in which mounting credit and economic concerns led to heightened turmoil in most fixed-income markets, including parts of the money markets. At the start of the reporting period, market conditions were relatively stable in an environment of gradually slowing economic growth, slightly elevated inflationary pressures and steady short-term interest rates. In fact, the Federal Reserve Board (the "Fed") had held the federal funds rate unchanged at 5.25% since the previous June.

However, in late February 2007, reports of an unexpectedly high number of delinquencies and defaults emerged from the sub-prime mortgage market. Many homeowners with poor credit histories had purchased mortgages with low, adjustable interest rates several years earlier. When these mortgages began to reset at higher rates, some cash-strapped borrowers found themselves unable to meet their obligations. The resulting turbulence in the sub-prime mortgage sector sparked declines in other fixed-income market sectors, but generally sound economic fundamentals and robust investor demand for higher yielding securities soon fueled rebounds in most areas of the market. The Fed continued to keep its monetary policy unchanged through the spring, as it remained concerned about potential inflationary pressures. A U.S. GDP growth rate of 3.8% for the second quarter lent credence to the Fed's inflation-fighting bias.

Economic and market conditions appeared to deteriorate quickly over the summer, when ongoing sub-prime credit concerns spread in earnest to other markets, including those with no exposure to troubled sub-prime mortgages. Investors began to reassess their previously generous attitudes toward risk as credit concerns intensified, and faltering housing prices and resurgent energy prices stoked fears of a more severe economic downturn. The resulting tightness in credit markets led to turmoil in the inter-bank lending market and the commercial paper and syndicated loan markets.

Although the Fed left short-term interest rates unchanged at its meeting in early August, it intervened in the developing credit crunch in the middle of the month, when it reduced the discount rate by 50 basis points. Investors reacted positively to the move, and most fixed-income market sectors rallied into September. However, the rebound was derailed by new evidence of economic weakness and reports of heavy sub-prime related losses among commercial and investment banks. The Fed attempted to improve market liquidity and address economic worries when it reduced the federal funds rate by 50 basis points at its September meeting. Indeed, the Fed took action despite the announcement of a surprisingly robust 4.9% annualized GDP growth rate for the third quarter of 2007.

The economy continued to show signs of weakness in October, including reports of a tepid increase of 0.3% in consumer spending. Nonetheless, the Fed again cut the federal funds rate, this time by 25 basis points, with the Fed stating that it regarded the risks of recession and inflation as balanced. In November, it was announced that sales of existing homes had fallen to its lowest level since recordkeeping began eight years earlier. The Fed again reduced the federal funds rate by 25 basis points in December — to 4.25% — but the markets appeared to be disappointed that the reduction was not larger. 2007 ended with an annualized economic growth rate of just 0.6% in the fourth quarter and 2.2% for the year overall.

January saw more disappointing economic news, including lackluster retail sales during the holiday season, further deterioration of housing prices, a surge in foreclosures and additional sub-prime related write-downs by banks and bond insurers. A number of analysts began to forecast a full-blown recession in 2008. The Fed responded aggressively, reducing the federal funds rate by 125 basis points in two separate moves during the latter part of the month, driving the benchmark overnight rate to 3% by the reporting period's end.

Portfolio Focus

As the credit crisis unfolded and the Fed cut interest rates, yield differences widened along the market's maturity range, creating more attractive opportunities among longer-dated money market instruments. Meanwhile, demand for money market instruments surged as investors engaged in a "flight to quality" and shifted assets from riskier investments to money market funds. In this environment, we increased most of the funds' weighted average maturities toward positions we considered longer than industry averages. In the Dreyfus Treasury Cash Management, the overnight repurchase agreement rate was consistently more attractive than the yield on Treasury securities loading to relatively short-weighted average maturities.

The Fed has signaled that it is prepared to reduce short-term interest rates again at its March meeting if the U.S. economy continues to flounder. Some early indicators, including the first report of monthly job losses in more than four years, suggest that such a move is likely. Therefore, except for Dreyfus Treasury Cash Management, we currently plan to maintain the funds' relatively long weighted average maturities, and we intend to monitor economic and market developments closely.

Sincerely,

Patricia A. Larkin
Senior Portfolio Manager

February 15, 2008
New York, N.Y.

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*



LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present the annual report for Dreyfus Cash Management Funds (Tax Exempt). For the 12-month period ended January 31, 2008, the four tax-exempt money market portfolios that comprise Dreyfus Cash Management Funds (Tax Exempt) produced the following yields and effective yields:[1]

	Yield (%)	Effective Yield (%)
Dreyfus Municipal Cash Management Plus		
Institutional Shares	3.45	3.50
Investor Shares	3.20	3.25
Administrative Shares	3.35	3.40
Participant Shares	3.05	3.09
Agency Shares	3.20†	3.24†
Dreyfus New York Municipal Cash Management		
Institutional Shares	3.42	3.47
Investor Shares	3.17	3.21
Administrative Shares	3.32	3.37
Participant Shares	3.02	3.06
Agency Shares	3.15†	3.20†
Dreyfus Tax Exempt Cash Management		
Institutional Shares	3.41	3.47
Investor Shares	3.16	3.21
Administrative Shares	3.31	3.36
Participant Shares	3.01	3.06
Agency Shares	3.17†	3.22†
Dreyfus California AMT-Free Municipal Cash Management		
Institutional Shares	3.27††	3.32††
Investor Shares	3.02††	3.07††
Administrative Shares	3.17††	3.22††
Participant Shares	2.87††	2.91††
Agency Shares	3.07†	3.12†

† *Annualized since inception on October 1, 2007, through January 31, 2008.*
†† *Annualized since inception on August 1, 2007, through January 31, 2008.*

Interest Rates Remained Steady through August 2007

When the reporting period began, softening housing markets pointed to a possible end to a long period of economic expansion. Yet, tight U.S. labor markets, robust global economic growth and resurgent energy prices suggested that significant inflationary pressures remained. As it had since the previous June, the Federal Reserve Board (the "Fed") chose to stay on the sidelines in this environment, maintaining its target for the overnight federal funds rate at 5.25%.

Near the end of February 2007, reports emerged of a higher-than-expected number of delinquencies and defaults among homeowners with sub-prime mortgages. Many of these borrowers had obtained their mortgages at low, adjustable rates of interest, and they found themselves unable to meet their obligations when their mortgages reset at higher rates.

Although sub-prime mortgage concerns produced a bout of market turbulence, most major indices bounced back in March and April. The economy appeared to regain its footing, as evidenced by a 3.8% annualized U.S. GDP growth rate during the second quarter of 2007. For its part, the Fed continued to hold the federal funds rate steady.

Sub-Prime Mortgage Woes Dampened Economic Growth

Economic conditions and investor sentiment deteriorated quickly over the summer. Turmoil persisted in the sub-prime mortgage market, and credit concerns spread to other parts of the fixed-income and equity markets. As investors reassessed their attitudes toward risk, they turned away from the riskier asset classes that previously had performed well, including those with no exposure to troubled sub-prime mortgages. Instead, investors flocked toward U.S. Treasury securities and money market funds.

At the same time, consumers began to curtail spending, stoking concerns that the U.S. economy might slip into a recession. The Fed intervened in mid-August by reducing the discount rate, the rate it charges member banks for overnight loans. Investors were reassured by the Fed's action, and the stock and bond markets rallied. However, during the fall, news of multi-billion dollar sub-prime related losses by major global banks led to renewed market turbulence. The Fed responded with several cuts in the federal funds rate, which stood at 4.25% by year-end.

Heightened market volatility persisted through January as additional evidence of economic weakness accumulated, including lackluster holiday retail sales, the first monthly net loss of jobs in more than four years, continued declines in home sales and prices, and the announcement that GDP growth had slowed to an estimated 0.6% annualized rate in the fourth quarter of 2007. In addition, concerns intensified regarding the impact of the sub-prime crisis on a number of municipal bond insurers. The Fed responded by taking aggressive action in January, reducing the federal funds rate by another 125 basis points — to 3% — in two moves.

Assets Flowed into Tax-Exempt Money Market Funds

As might be expected, tax-exempt money market yields declined along with the federal funds rate. The tax-exempt money markets also were influenced by supply-and-demand factors. A record level of assets flowed into municipal money market funds from newly risk-averse investors. In 2007, rising demand was met with ample supply, as investment banks continued to create a substantial volume of very short-term variable rate demand notes and tender option bonds. As a result, yields of floating-rate instruments were higher at times than those of longer-dated municipal notes. By January, however, unrelenting investor demand began to overwhelm supply, putting downward pressure on yields.

The fiscal conditions of most municipal issuers remained sound during the reporting period, but some states began to expect renewed budget pressures. For example, California has felt the impact of weak housing markets, which may reduce future tax revenues at a time when the state is struggling with high levels of long-term debt. New York faces similar budget pressures, particularly as sub-prime related losses have weighed heavily on Wall Street firms.

Adopting a Conservative Investment Posture

We generally maintained a cautious approach amid heightened market turbulence, focusing whenever possible on high-quality municipal instruments issued directly by cities, states, school districts and other taxing authorities. We set the funds' weighted average maturities in ranges that were longer than industry averages to capture higher yields for as long as we deemed practical. We also "laddered" the funds' longer-dated holdings to protect them from unexpected interest-rate fluctuations. As always, our research staff maintained rigorous credit standards, which, in our judgment, have become even more important in the ongoing credit crisis.

As of the reporting period's end, we have increased portfolio credit surveillance in light of the markets credit concerns, particularly as the major municipal bond insurers have been shaken by sub-prime losses. Meanwhile, the Fed next meets in mid-March, when further reductions in the federal funds rate are expected. We currently intend to maintain the funds' longer weighted average maturities, which we believe should protect their yields as interest rates decline.

Sincerely,

Colleen Meehan
Senior Portfolio Manager

February 15, 2008
New York, NY

An investment in each fund is not insured or guaranteed by the FDIC or any other government agency. Although each fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the funds.

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. For the national funds, income may be subject to state and local taxes. For the New York fund, income may be subject to state and local taxes for out-of-state residents. For each fund, some income may be subject to the federal alternative minimum tax (AMT).*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemptions fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in each class of each fund from August 1, 2007 to January 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended January 31, 2008†

	Institutional	Investor	Administrative	Participant	Service	Select	Agency	Premier
Dreyfus Cash Management								
Expenses paid per $1,000††	$ 1.02	$ 2.30	$ 1.53	$ 3.06	–	–	$ .88	–
Ending value (after expenses)	$1,025.30	$1,024.00	$1,024.80	$1,023.30	–	–	$1,016.30	–
Dreyfus Cash Management Plus, Inc.								
Expenses paid per $1,000††	$ 1.02	$ 2.30	$ 1.53	$ 3.06	$ 3.57	$ 5.09	$ .88	–
Ending value (after expenses)	$1,025.30	$1,024.00	$1,024.80	$1,023.30	$1,022.70	$1,021.20	$1,016.20	–
Dreyfus Government Cash Management								
Expenses paid per $1,000††	$ 1.02	$ 2.29	$ 1.53	$ 3.06	–	–	$ .88	–
Ending value (after expenses)	$1,023.20	$1,021.90	$1,022.70	$1,021.10	–	–	$1,014.50	–
Dreyfus Government Prime Cash Management								
Expenses paid per $1,000††	$ 1.02	$ 2.29	$ 1.53	$ 3.06	–	–	$ .88	–
Ending value (after expenses)	$1,023.20	$1,021.90	$1,022.70	$1,021.20	–	–	$1,014.60	–
Dreyfus Treasury Cash Management								
Expenses paid per $1,000††	$ 1.02	$ 2.29	$ 1.53	$ 3.05	$ 3.56	$ 5.08	$ .88	$ 1.73
Ending value (after expenses)	$1,021.30	$1,020.00	$1,020.80	$1,019.30	$1,018.70	$1,017.20	$1,013.20	$1,021.40
Dreyfus Treasury Prime Cash Management								
Expenses paid per $1,000††	$ 1.02	$ 2.29	$ 1.53	$ 3.05	–	–	$ .88	–
Ending value (after expenses)	$1,018.40	$1,017.10	$1,017.90	$1,016.40	–	–	$1,011.40	–
Dreyfus Municipal Cash Management Plus								
Expenses paid per $1,000††	$ 1.02	$ 2.29	$ 1.52	$ 3.05	–	–	$ .88	–
Ending value (after expenses)	$1,017.10	$1,015.80	$1,016.60	$1,015.00	–	–	$1,010.80	–
Dreyfus New York Municipal Cash Management								
Expenses paid per $1,000††	$1.02	$2.29	$ 1.52	$ 3.05	–	–	$ .88	–
Ending value (after expenses)	$1,016.90	$1,015.60	$1,016.40	$1,014.90	–	–	$1,010.70	–
Dreyfus Tax Exempt Cash Management								
Expenses paid per $1,000††	$ 1.02	$ 2.29	$ 1.52	$ 3.05	–	–	$ .88	–
Ending value (after expenses)	$1,017.00	$1,015.70	$1,016.50	$1,014.90	–	–	$1,010.70	–
Dreyfus California AMT-Free Municipal Cash Management								
Expenses paid per $1,000††	$ .76	$ 2.03	$ 1.27	$ 2.79	–	–	$ .71	–
Ending value (after expenses)	$1,016.60	$1,015.40	$1,016.10	$1,014.60	–	–	$1,010.40	–

† For Institutional Shares, Investor Shares, Administrative Shares, Participant Shares, Service Shares and Select Shares; and from October 1, 2007 (commencement of initial offering) to January 31, 2008, for Agency Shares and Premier Shares.

†† Expenses are equal to the fund's annualized expense ratio of .20% for Institutional Shares, .45% for Investor Shares, .30% for Administrative Shares, .60% for Participant Shares, .70% for Service Shares and 1.00% for Select Shares; multiplied by the average account value over the period, by 184/365 (to reflect the one-half year period) and .26% for Agency Shares and .51% for Premier Shares, multiplied by the average account over the period, by 123/365 (to reflect actual days in the period), for Dreyfus California AMT-Free Municipal Cash Management expense ratio is .15% for Institutional Shares, .40% for Investor Shares, .25% for Administrative Shares, .55% for Participant Shares, the previous four classes are multiplied by 184/365 (to reflect the one-half year period), and .21% for Agency Shares; multiplied by the average account value over the period, by 123/365 (to reflect actual days in the period).

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended January 31, 2008

	Institutional	Investor	Administrative	Participant	Service	Select	Agency †	Premier †
Dreyfus Cash Management								
Expenses paid per $1,000 ††	$ 1.02	$ 2.29	$ 1.53	$ 3.06	–	–	$ 1.33	–
Ending value (after expenses)	$1,024.20	$1,022.94	$1,023.69	$1,022.18	–	–	$1,023.89	–
Dreyfus Cash Management Plus, Inc.								
Expenses paid per $1,000 ††	$ 1.02	$ 2.29	$ 1.53	$ 3.06	$ 3.57	$ 5.09	$ 1.33	–
Ending value (after expenses)	$1,024.20	$1,022.94	$1,023.69	$1,022.18	$1,021.68	$1,020.16	$1,023.89	–
Dreyfus Government Cash Management								
Expenses paid per $1,000 ††	$ 1.02	$ 2.29	$ 1.53	$ 3.06	–	–	$ 1.33	–
Ending value (after expenses)	$1,024.20	$1,022.94	$1,023.69	$1,022.18	–	–	$1,023.89	–
Dreyfus Government Prime Cash Management								
Expenses paid per $1,000 ††	$ 1.02	$ 2.29	$ 1.53	$ 3.06	–	–	$1.33	–
Ending value (after expenses)	$1,024.20	$1,022.94	$1,023.69	$1,022.18	–	–	$1,023.89	–
Dreyfus Treasury Cash Management								
Expenses paid per $1,000 ††	$ 1.02	$ 2.29	$ 1.53	$ 3.06	$ 3.57	$ 5.09	$ 1.33	$ 2.60
Ending value (after expenses)	$1,024.20	$1,022.94	$1,023.69	$1,022.18	$1,021.68	$1,020.16	$1,023.89	$1,022.63
Dreyfus Treasury Prime Cash Management								
Expenses paid per $1,000 ††	$ 1.02	$ 2.29	$ 1.53	$ 3.06	–	–	$ 1.33	–
Ending value (after expenses)	$1,024.20	$1,022.94	$1,023.69	$1,022.18	–	–	$1,023.89	–
Dreyfus Municipal Cash Management Plus								
Expenses paid per $1,000 ††	$ 1.02	$ 2.29	$ 1.53	$ 3.06	–	–	$ 1.33	–
Ending value (after expenses)	$1,024.20	$1,022.94	$1,023.69	$1,022.18	–	–	$1,023.89	–
Dreyfus New York Municipal Cash Management								
Expenses paid per $1,000 ††	$ 1.02	$ 2.29	$ 1.53	$ 3.06	–	–	$ 1.33	–
Ending value (after expenses)	$1,024.20	$1,022.94	$1,023.69	$1,022.18	–	–	$1,023.89	–
Dreyfus Tax Exempt Cash Management								
Expenses paid per $1,000 ††	$ 1.02	$ 2.29	$ 1.53	$ 3.06	–	–	$ 1.33	–
Ending value (after expenses)	$1,024.20	$1,022.94	$1,023.69	$1,022.18	–	–	$1,023.89	–
Dreyfus California AMT-Free Municipal Cash Management								
Expenses paid per $1,000 ††	$ .77	$ 2.04	$ 1.28	$ 2.80	–	–	$ 1.07	–
Ending value (after expenses)	$1,024.45	$1,023.19	$1,023.95	$1,022.43	–	–	$1,024.15	–

† *Please note that while Agency and Premier Shares commenced initial offering on October 1, 2007, the "Hypothetical" expenses paid during the period reflect projected activity for the full six month period for purposes of comparability. This projection assumes that annualized expense ratios were in effect during the period August 1, 2007 to January 31, 2008.*

†† *Expenses are equal to the funds' annualized expense ratio of .20% for Institutional Shares, .45% for Investor Shares, .30% for Administrative Shares, .60% for Participant Shares, .70% for Service Shares, 1.00% for Selecet Shares, .26% for Agency Shares and .51% for Premier Shares, for Dreyfus California AMT-Free Municipal Cash Management expense ratio is .15% for Institutional Shares, .40% for Investor Shares, .25% for Administrative Shares, .55% for Participant Shares and .21% for Agency Shares; multiplied by the average account value over the period, by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

January 31, 2008

Dreyfus Cash Management	Principal Amount ($)	Value ($)
Negotiable Bank Certificates of Deposit—39.7%		
Allied Irish Banks PLC (Yankee)		
3.24%–4.94%, 6/5/08–6/13/08	980,000,000	981,182,533
American Express Centurion Bank		
4.93%–4.95%, 6/6/08–6/10/08	200,000,000	200,000,000
American Express Company		
4.93%–4.95%, 6/6/08–6/10/08	200,000,000	200,000,000
Banco Bilbao Vizcaya Argentaria Puerto Rico (Yankee)		
4.90%, 2/19/08	100,000,000	100,000,000
Bank of Montreal (Yankee)		
3.25%, 7/29/08	80,000,000	80,000,000
Bank of Scotland (London)		
3.55%, 4/24/08	500,000,000	500,000,000
Bank of Scotland PLC (London)		
4.40%, 4/10/08	400,000,000	400,000,000
Bank of Tokyo-Mitsubishi Ltd. (Yankee)		
4.28%–4.82%, 2/5/08–4/14/08	755,000,000	755,000,000
Barclays Bank PLC (Yankee)		
3.05%–5.09%, 2/19/08–7/25/08	525,000,000	525,000,000
Canadian Imperial Bank of Commerce (Yankee)		
3.27%–4.91%, 2/19/08–7/28/08	1,045,000,000	1,045,000,000
Credit Suisse (Yankee)		
4.44%, 7/3/08	400,000,000	400,000,000
DEPFA BANK PLC (Yankee)		
3.04%–4.86%, 2/4/08–5/5/08	475,000,000 [a]	475,000,000
HSBC USA Inc. (London)		
3.10%–3.11%, 7/31/08	500,000,000	500,000,000
Mizuho Corporate Bank (Yankee)		
3.23%, 4/29/08–4/30/08	125,000,000	125,000,000
Natixis (Yankee)		
4.53%–4.78%, 3/6/08–4/8/08	491,000,000	491,000,000
Skandinaviska Enskilda Banken AB (Yankee)		
5.03%, 2/25/08	70,000,000	70,000,000
Societe Generale (London)		
4.53%–4.82%, 2/5/08–7/7/08	300,000,000	300,000,000
Swedbank (ForeningsSparbanken AB) (Yankee)		
5.12%, 4/7/08	250,000,000	250,000,000
UBS AG (Yankee)		
4.42%–5.50%, 3/12/08–7/3/08	620,000,000	620,000,000
UniCredito Italiano Bank PLC (Yankee)		
4.58%, 7/7/08	250,000,000 [a]	250,005,325
UniCredito Italiano SpA (London) (Yankee)		
3.75%–5.14%, 2/19/08–7/17/08	530,000,000	530,011,456
Wachovia Bank, N.A.		
4.80%–4.90%, 4/30/08–5/23/08	275,000,000	275,000,000
Westpac Banking Corp. (Yankee)		
3.55%, 4/23/08	150,000,000	150,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $9,222,199,314)		**9,222,199,314**

Dreyfus Cash Management (continued)	Principal Amount ($)	Value ($)
Commercial Paper–39.0%		
Allied Irish Banks PLC 5.06%, 2/20/08	100,000,000	99,737,694
Alpine Securitization Corp. 5.21%, 2/6/08	350,000,000 a	349,749,653
Barclays U.S. Funding Corp. 5.16%, 4/4/08	100,000,000	99,119,750
Bryant Park Funding LLC 5.27%, 2/22/08	74,347,000 a	74,121,481
Caisse des Depots et Consignations 4.78%, 3/5/08	200,000,000	199,138,333
Cancara Asset Securitisation Ltd. 3.26%–5.60%, 2/7/08–5/1/08	970,000,000 a	964,203,692
Chariot Funding LLC 4.55%, 4/7/08	75,912,000 a	75,285,726
CHARTA LLC 3.36%–4.53%, 3/27/08–4/23/08	250,000,000 a	248,177,806
CIESCO LLC 4.37%, 4/4/08	100,000,000 a	99,244,000
Citigroup Funding Inc. 4.90%–5.57%, 2/1/08–3/7/08	650,000,000	648,349,319
Commerzbank U.S. Finance Inc. 5.13%–5.14%, 2/15/08–2/22/08	800,000,000	797,940,250
CRC Funding LLC 3.36%–5.29%, 2/19/08–4/23/08	350,000,000 a	348,340,250
DEPFA BANK PLC (Yankee) 3.06%, 4/24/08	126,200,000 a	125,315,478
DnB NOR Bank ASA 4.52%, 7/2/08	300,000,000	294,401,333
Fairway Finance Company LLC 5.50%, 2/22/08	100,000,000 a	99,683,250
Falcon Asset Securitization Corp. 3.06%, 4/18/08	101,229,000 a	100,570,787
FCAR Owner Trust, Ser. I 3.17%–4.54%, 7/2/08–7/15/08	325,000,000	319,463,167
Gemini Securitization Corp., LLC 4.32%, 4/11/08	50,559,000 a	50,139,220
General Electric Capital Corp. 3.02%, 2/4/08	500,000,000	499,874,166
HVB U.S. Finance Inc. 3.93%, 4/10/08	42,980,000 a	42,658,725
JPMorgan Chase & Co. 5.15%, 2/4/08	200,000,000	199,915,667
Lehman Brothers Holdings Inc. 4.35%, 5/16/08	100,000,000	98,750,208
Morgan Stanley 5.10%–5.20%, 3/28/08–6/3/08	100,000,000	98,756,160
Old Line Funding LLC 5.27%–5.39%, 2/20/08–2/27/08	174,752,000 a	174,165,007

Dreyfus Cash Management (continued)	Principal Amount ($)	Value ($)
Commercial Paper (continued)		
Picaros Funding LLC 4.43%, 3/7/08	200,000,000 [a]	199,144,444
Regency Markets No. 1 LLC 5.05%, 2/15/08	80,825,000 [a]	80,668,155
Royal Bank of Scotland Group PLC 4.56%, 7/3/08	260,000,000	255,071,700
Santander Central Hispano Finance (Delaware) Inc. 5.51%, 3/14/08	202,000,000	200,736,827
Scaldis Capital Ltd. 3.07%−5.60%, 2/8/08−5/6/08	1,175,000,000 [a]	1,170,119,490
Societe Generale N.A. Inc. 3.90%, 4/22/08	350,000,000	346,960,250
Solitaire Funding Ltd. 4.37%−4.59%, 4/7/08−4/16/08	600,000,000 [a]	594,910,306
Thunder Bay Funding LLC 5.00%, 2/13/08	100,000,000 [a]	99,835,333
Total Commercial Paper (cost $9,054,547,627)		**9,054,547,627**
Corporate Notes−4.7%		
Cullinan Finance Ltd. 3.07%, 4/22/08−5/15/08	300,000,000 [a,b]	299,991,829
Fifth Third Bancorp 3.91%, 2/26/08	200,000,000 [b]	200,000,000
General Electric Capital Corp. 3.79%, 2/26/08	100,000,000 [b]	100,000,000
Morgan Stanley 4.73%, 2/5/08	250,000,000 [b]	250,000,000
Wachovia Bank, N.A. 3.98%, 2/27/08	250,000,000 [b]	250,000,000
Total Corporate Notes (cost $1,099,991,829)		**1,099,991,829**
Promissory Notes−1.8%		
Goldman Sachs Group Inc. 5.07%−5.20%, 4/1/08−6/17/08 (cost $410,000,000)	410,000,000 [c]	**410,000,000**
Time Deposits−1.6%		
Abbey National Treasury Services PLC (Grand Cayman) 3.25%, 2/1/08	300,000,000	300,000,000
Key Bank U.S.A., N.A. (Grand Cayman) 3.38%, 2/1/08	82,000,000	82,000,000
Total Time Deposits (cost $382,000,000)		**382,000,000**

Dreyfus Cash Management (continued)	Principal Amount ($)	Value ($)
Repurchase Agreements−16.1%		
Banc of America Securities LLC		
3.28%, dated 1/31/08, due 2/1/08 in the amount of $480,043,667 (fully collateralized by $590,347,610 Corporate Bonds, 4.25%-12.86%, due 4/1/08-7/1/32, value $504,000,000)	480,000,000	480,000,000
Barclays Financial LLC		
3.23%, dated 1/31/08, due 2/1/08 in the amount of $300,026,875 (fully collateralized by $310,424,250 Corporate Bonds, 3.875%-7.95%, due 3/1/10-2/1/35, value $309,000,001)	300,000,000	300,000,000
Bear Stearns Cos. Inc.		
3.23%, dated 1/31/08, due 2/1/08 in the amount of $300,026,917 (fully collateralized by $518,377,359 Corporate Bonds, .06%-7.86%, due 3/18/11-11/7/47, value $309,001,306)	300,000,000	300,000,000
Credit Suisse (USA) Inc.		
3.28%, dated 1/31/08, due 2/1/08 in the amount of $210,019,104 (fully collateralized by $213,610,000 Federal Home Loan Mortgage Corp., Participation Certificates, 5.50%, due 10/1/37, value $214,204,362)	210,000,000	210,000,000
Deutsche Bank Securities		
3.25%, dated 1/31/08, due 2/1/08 in the amount of $577,052,010 (fully collateralized by $532,549,968 Corporate Bonds, .304%-6.154%, due 9/15/21-2/15/51, value $452,232,007 and $159,136,519 Federal Home Loan Mortgage Corp., Participation Certificates, 5.786%, due 10/25/47, value $140,698,595)	577,000,000	577,000,000
Greenwich Capital Markets		
3.23%, dated 1/31/08, due 2/1/08 in the amount of $88,007,883 (fully collateralized by $67,566,711 Corporate Bonds, 0%-7.869%, due 2/2/17-8/19/46, value $5,771,426, $41,953,000 Federal Home Loan Mortgage Corp., Participation Certificates, 7.716%, due 3/25/36, value $32,573,976, and $68,247,880 Federal National Mortgage Association, 0%-7.407%, due 12/25/31-1/17/40, value $51,792,900)	88,000,000	88,000,000
HSBC USA Inc.		
3.23%, dated 1/31/08, due 2/1/08 in the amount of $40,003,583 (fully collateralized by $39,666,980 Corporate Bonds, 6.135%-8.125%, due 1/16/13-1/20/37, value $40,348,314 and $2,218,000 Federal National Mortgage Association, Strips, due 8/12/15-2/1/18, value $1,555,250)	40,000,000	40,000,000
J.P. Morgan Chase & Co.		
3.25%, dated 1/31/08, due 2/1/08 in the amount of $200,018,028 (fully collateralized by $243,766,666 Corporate Bonds, 0%-8.25%, due 7/11/08-6/25/37, value $205,901,371)	200,000,000	200,000,000
Lehman Brothers Inc.		
3.28%, dated 1/31/08, due 2/1/08 in the amount of $80,007,278 (fully collateralized by $83,540,000 Corporate Bonds, 4.60%-9.875%, due 11/9/09-12/16/50, value $82,399,321)	80,000,000	80,000,000

Dreyfus Cash Management (continued)	Principal Amount ($)	Value ($)
Repurchase Agreements (continued)		
Merrill Lynch & Co. Inc. 3.28%, dated 1/31/08, due 2/1/08 in the amount of $508,046,214 (fully collateralized by $555,794,027 Corporate Bonds, 4.625%-12%, due 2/1/08-2/15/37, value $533,404,700)	508,000,000	508,000,000
Morgan Stanley 3.28%, dated 1/31/08, due 2/1/08 in the amount of $600,054,583 (fully collateralized by $2,633,205,761 Corporate Bonds, 0%-15.369%, due 10/15/11-11/12/51, value $621,161,931)	600,000,000	600,000,000
UBS Securities LLC 3.23%, dated 1/31/08, due 2/1/08 in the amount of $350,031,354 (fully collateralized by $342,537,000 Corporate Bonds, 1.50%-11.375%, due 2/15/08-2/1/38, value $360,687,901)	350,000,000	350,000,000
Total Repurchase Agreements (cost $3,733,000,000)		**3,733,000,000**
Total Investments (cost $23,901,738,770)	**102.9%**	**23,901,738,770**
Liabilities, Less Cash and Receivables	**(2.9%)**	**(677,166,711)**
Net Assets	**100.0%**	**23,224,572,059**

[a] Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2008, these securities amounted to $5,921,329,957 or 25.5% of net assets.
[b] Variable rate security—interest rate subject to periodic change.
[c] These notes were acquired for investment, and not with the intent to distribute or sell. Securities restricted as to public resale. These securiies were acquired from 9/21/07 to 10/2/07 at a cost of $410,000,000. At January 31, 2008, the aggregate value of these securiies were $410,000,000 representing 1.8% of net assets and are valued at cost.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Banking	64.9	Asset-Backed/Single Seller	1.4
Repurchase Agreements	16.1	Asset-Backed/Structured Investment Vehicles	1.3
Asset-Backed/Multi-Seller Programs	12.6	Asset-Backed/Certificates	.3
Brokerage Firms	3.7		
Finance	2.6		**102.9**

† Based on net assets.
See notes to financial statements.

STATEMENT OF INVESTMENTS
January 31, 2008

Dreyfus Cash Management Plus, Inc.	Principal Amount ($)	Value ($)
Negotiable Bank Certificates of Deposit—51.1%		
Banca Monte dei Paschi di Siena SpA (London)		
4.88%–5.10%, 2/6/08–2/22/08	350,000,000	350,000,997
Bank of Montreal (Yankee)		
3.00%–3.10%, 7/22/08–7/31/08	350,000,000	350,333,800
Bank of Scotland (London)		
4.84%, 4/8/08	150,000,000	150,000,000
Bank of Scotland PLC (London)		
4.40%, 4/10/08	300,000,000	300,000,000
Bank of the West (Yankee)		
3.28%, 7/28/08	500,000,000	500,000,000
Bank of Tokyo-Mitsubishi Ltd. (Yankee)		
4.77%–4.82%, 2/5/08–5/8/08	530,000,000	530,000,000
Barclays Bank PLC (Yankee)		
3.05%–5.08%, 3/19/08–7/25/08	675,000,000	675,051,239
Canadian Imperial Bank of Commerce (Yankee)		
4.84%–4.91%, 2/8/08–2/19/08	800,000,000	800,000,000
Comerica Inc.		
3.62%–4.48%, 4/8/08–10/22/08	245,000,000	245,000,000
Credit Agricole (London)		
3.11%, 7/1/08	272,000,000	272,000,000
Credit Suisse (Yankee)		
4.44%, 7/3/08	300,000,000	300,000,000
DEPFA BANK PLC (Yankee)		
3.65%, 4/24/08	300,000,000 [a]	300,000,000
Natixis (Yankee)		
4.78%–5.19%, 2/15/08–3/6/08	750,000,000	750,000,000
Nordea Bank Finland PLC (Yankee)		
3.61%, 10/17/08	450,000,000	453,678,958
Santander Central Hispano Finance (Delaware) Inc. (London)		
3.05%, 6/23/08–6/25/08	248,000,000	248,411,865
Societe Generale (London)		
3.72%–4.82%, 2/5/08–7/18/08	550,000,000	550,000,000
Swedbank (ForeningsSparbanken AB) (Yankee)		
5.12%, 4/7/08	200,000,000	200,000,000
UBS AG (Yankee)		
3.22%–5.50%, 3/12/08–7/3/08	500,000,000	501,492,741
UniCredito Italiano SpA (London)		
4.11%, 7/14/08	150,000,000	150,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $7,625,969,600)		**7,625,969,600**
Commercial Paper—37.2%		
ASB Finance Ltd.		
4.80%–4.95%, 2/4/08–6/5/08	250,000,000 [a]	247,052,333
Atlantis One Funding Corp.		
4.81%, 2/4/08	50,000,000 [a]	49,980,208

Dreyfus Cash Management Plus, Inc. (continued)	Principal Amount ($)	Value ($)
Commercial Paper (continued)		
Bank of Ireland		
3.00%, 7/24/08	55,000,000 a	54,213,133
BNP Paribas Finance Inc.		
3.66%, 7/18/08	100,000,000	98,323,267
CAFCO LLC		
4.93%, 2/14/08	250,000,000 a	249,561,250
Cancara Asset Securitisation Ltd.		
3.30%−4.85%, 2/19/08−7/11/08	365,000,000 a	362,246,783
CIESCO LLC		
3.36%−4.92%, 2/6/08−4/23/08	500,000,000 a	498,280,500
Citigroup Funding Inc.		
4.90%−5.57%, 2/19/08−3/7/08	700,000,000	697,621,111
Dexia Delaware LLC		
4.91%, 2/15/08	200,000,000	199,622,778
Fairway Finance Company LLC		
5.50%, 2/22/08	100,000,000 a	99,683,250
FCAR Owner Trust, Ser. I		
3.79%−4.54%, 7/3/08−7/11/08	255,000,000	250,310,983
Gotham Funding Corp.		
4.86%, 2/8/08	138,211,000 a	138,082,003
JPMorgan Chase & Co.		
5.04%−5.15%, 2/4/08−4/1/08	600,000,000	598,513,417
Lehman Brothers Holdings Inc.		
4.17%−4.22%, 6/13/08−7/14/08	300,000,000	294,917,750
Morgan Stanley		
5.20%, 3/28/08	50,000,000	49,606,056
Regency Markets No. 1 LLC		
5.05%, 2/15/08	100,000,000 a	99,805,945
Royal Bank of Scotland Group PLC		
3.77%−4.56%, 7/3/08−7/17/08	300,000,000	294,492,611
Santander Central Hispano Finance (Delaware) Inc.		
5.51%, 3/14/08	200,000,000	198,749,333
Scaldis Capital Ltd.		
4.40%−5.00%, 2/15/08−4/8/08	354,150,000 a	351,904,027
Societe Generale N.A. Inc.		
3.72%, 7/18/08	150,000,000	147,445,000
Solitaire Funding Ltd.		
4.42%, 4/16/08	150,000,000 a	148,634,375
UBS Finance Delaware LLC		
3.00%, 7/22/08	200,230,000	197,403,086
Unicredit Delaware Inc.		
3.19%, 7/14/08	28,250,000	27,845,900
Yorktown Capital, LLC		
4.38%, 4/11/08	203,148,000 a	201,437,607
Total Commercial Paper		
(cost $5,555,732,706)		**5,555,732,706**

Dreyfus Cash Management Plus, Inc. (continued)	Principal Amount ($)	Value ($)
Corporate Notes–4.3%		
Cullinan Finance Ltd.		
3.07%, 5/15/08	450,000,000 a,b	449,987,293
General Electric Capital Corp.		
3.79%, 2/26/08	100,000,000 b	100,000,000
Lehman Brothers Holdings Inc.		
4.12%, 2/23/08	97,200,000 b	97,200,000
Total Corporate Notes		
(cost $647,187,293)		**647,187,293**
Promissory Notes–6.1%		
Goldman Sachs Group Inc.		
3.26%–5.20%, 2/1/08–6/17/08	655,000,000 c	655,000,000
Merrill Lynch & Co. Inc.		
4.34%, 2/13/08	250,000,000 c	250,000,000
Total Promissory Notes		
(cost $905,000,000)		**905,000,000**
Time Deposit–.8%		
Key Bank U.S.A., N.A. (Grand Cayman)		
3.38%, 2/1/08		
(cost $114,000,000)	114,000,000	**114,000,000**
Repurchase Agreement–.3%		
Morgan Stanley		
3.28%, dated 1/31/08, due 2/1/08 in the amount of $50,004,549		
(fully collateralized by $72,892,771 Corporate Bonds,		
6.131%-15.374%, due 10/1/10-4/25/36, value $57,046,324)		
(cost $50,000,000)	50,000,000	**50,000,000**
Total Investments (cost $14,897,889,599)	**99.8%**	**14,897,889,599**
Cash and Receivables (Net)	**.2%**	**29,123,596**
Net Assets	**100.0%**	**14,927,013,195**

a Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2008, these securities amounted to $3,250,868,707 or 21.8% of net assets.

b Variable rate security—interest rate subject to periodic change.

c These notes were acquired for investment, and not with the intent to distribute or sell. Securities restricted as to public resale. These securities were acquired from 5/15/06 to 10/2/07 at a cost of $905,000,000. At January 31, 2008, the aggregate value of these securities was $905,000,000 representing 6.1% of net assets and are valued at cost.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Banking	73.0	Asset-Backed/Single Seller	1.7
Asset-Backed/Multi-Seller Programs	12.1	Finance	.7
Brokerage Firms	9.0	Repurchase Agreement	.3
Asset-Backed/Structured Investment Vehicles	3.0		**99.8**

† Based on net assets.

See notes to financial statements.

STATEMENT OF INVESTMENTS

January 31, 2008

Dreyfus Government Cash Management	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
U.S. Government Agencies–82.7%			
Federal Farm Credit Bank:			
2/15/08	4.06	277,000,000 a	277,000,000
4/11/08	2.99	350,000,000 a	349,980,481
5/13/08	2.98	125,000,000 a	124,993,215
7/15/08	4.26	40,115,000	39,941,950
9/22/08	3.08	410,000,000 a	410,006,684
11/17/08	2.95	75,000,000 a	75,000,000
1/14/09	3.08	77,000,000 a	76,992,639
7/23/09	3.06	375,000,000 a	375,000,000
9/15/09	3.05	320,000,000 a	319,975,054
Federal Home Loan Bank System:			
2/1/08	2.00	2,000,000,000	2,000,000,000
2/1/08	4.37	118,350,000	118,350,000
2/6/08	4.51	62,500,000	62,461,372
2/15/08	4.50	118,000,000	117,796,253
2/22/08	4.50	258,975,000	258,305,170
3/19/08	4.53	133,239,000	132,468,397
3/24/08	4.46	152,061,000	151,100,070
3/25/08	4.52	47,020,000	46,714,030
3/26/08	4.51	220,000,000	218,544,700
4/7/08	4.60	100,000,000	99,175,000
4/15/08	4.32	249,465,000	249,475,931
6/11/08	4.22	37,843,000	37,272,895
6/13/08	4.23	469,669,000	462,485,413
6/18/08	4.23	299,750,000	294,992,968
7/7/08	3.93	95,825,000	94,216,072
7/16/08	3.42	353,266,000	347,792,732
7/16/08	4.13	350,000,000	351,157,058
8/8/08	4.04	50,000,000	50,216,956
8/13/08	4.59	186,000,000	186,240,560
8/22/08	4.50	42,000,000	41,831,104
Federal Home Loan Mortgage Corp.:			
2/21/08	4.55	22,310,000	22,309,070
6/13/08	3.88	50,000,000	49,294,361
8/4/08	4.30	37,061,000	37,050,174
8/15/08	4.60	48,855,000	48,824,221
Federal National Mortgage Association:			
2/28/08	4.50	20,000,000	19,933,550
3/19/08	4.32	400,000,000	397,767,500
4/30/08	4.21	775,000,000	767,067,875
5/2/08	4.20	300,000,000	296,868,083
6/15/08	4.16	46,057,000	45,762,955
7/2/08	3.92	124,527,000	122,502,744

Dreyfus Government Cash Management (continued)	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
U.S. Government Agencies (continued)			
Federal National Mortgage Association (continued):			
7/15/08	4.26	38,387,000	38,304,329
7/16/08	3.42	125,754,000	123,805,651
7/25/08	3.90	750,000,000	736,072,917
Total U.S. Government Agencies			
(cost $10,075,050,134)			**10,075,050,134**
Repurchase Agreements—17.4%			
Banc of America Securities LLC			
dated 1/31/08, due 2/1/08 in the amount of $500,041,389 (fully collateralized by $365,911,520 Federal Home Loan Mortgage Corp., 0%-9.30%, due 6/15/21-12/15/37, value $146,329,105, $573,591,642 Federal National Mortgage Association, 0%-26.13%, due 1/25/13-5/25/37, value $175,241,391 and $321,489,671 Government National Mortgage Association, 0%-26.90%, due 5/15/22-3/16/49, value $188,429,505)	2.98	500,000,000	500,000,000
Bear Stearns Cos. Inc.			
dated 1/31/08, due 2/1/08 in the amount of $130,010,725 (fully collateralized by $1,085,210,761 Federal Home Loan Mortgage Corp., 0%-29.31%, due 4/15/11-11/15/37, value $121,126,274 and $603,796,343 Government National Mortgage Association, 2.47%-7.50%, due 4/16/19-9/16/37, value $11,473,744)	2.97	130,000,000	130,000,000
Credit Suisse (USA) Inc.			
dated 1/31/08, due 2/1/08 in the amount of $380,031,139 (fully collateralized by $444,878,363 Federal National Mortgage Association, 0%-5.75%, due 1/1/23-9/25/36, value $364,916,547 and $117,837,405 Government National Mortgage Association, 0%-9.14%, due 10/20/27-1/20/38, value $22,685,689)	2.95	380,000,000	380,000,000
Deutsche Bank Securities			
dated 1/31/08, due 2/1/08 in the amount of $500,041,667 (fully collateralized by $548,293,524 Federal Home Loan Mortgage Corp., 4%-7%, due 11/1/18-12/1/37, value $464,965,171, $49,611,436 Federal National Mortgage Association, 5.05%-6.13%, due 9/1/35-8/1/36, value $40,033,803 and $5,919,099 Government National Mortgage Association, 5.50%-7%, due 5/15/36-6/15/37, value $5,001,026)	3.00	500,000,000	500,000,000
Goldman, Sachs & Co.			
dated 1/31/08, due 2/1/08 in the amount of $219,017,033 (fully collateralized by $30,000,000 Federal Agricultural Mortgage Corp,. 5%, due 10/3/09, value $31,586,967, $145,140,000 Federal Home Loan Bank, 3.875%-5.10%, due 6/13/08-10/13/11, value $150,353,339, $15,262,000 Federal Home Loan Mortgage Corp., 5.25%, due 5/21/09, value $15,923,353 and $23,923,000 Federal National Mortgage Association, 5.125%, due 1/2/14, value $25,516,953)	2.80	219,000,000	219,000,000

Dreyfus Government Cash Management (continued)	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Repurchase Agreements (continued)			
Merrill Lynch & Co. Inc.			
dated 1/31/08, due 2/1/08 in the amount of $259,021,224			
(fully collateralized by $599,724,892 Federal Home Loan Mortgage			
Association Corp., 2.11%-9.92%, due 4/15/25-11/15/37,			
value $69,466,502, $30,425,000 Federal National Mortgage			
Association, 7.25%-12%, due 7/25/23-7/25/36, value $20,672,896			
and $339,361,520 Government National Mortgage Association,			
2.37%-11.34%, due 8/15/35-6/16/37, value $174,041,526)	2.95	259,000,000	259,000,000
UBS Securities LLC			
dated 1/31/08, due 2/1/08 in the amount of $131,010,553			
(fully collateralized by $136,115,300 Federal National Mortgage			
Association, 4.50%-6.75%, due 9/25/27-6/25/47, value $133,623,107)	2.90	131,000,000	131,000,000
Total Repurchase Agreements			
(cost $2,119,000,000)			**2,119,000,000**
Total Investments (cost $12,194,050,134)		**100.1%**	**12,194,050,134**
Liabilities, Less Cash and Receivables		**(.1%)**	**(12,510,646)**
Net Assets		**100.0%**	**12,181,539,488**

a Variable rate security—interest rate subject to periodic change.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Federal Home Loan Bank System	43.7	Federal Farm Credit Bank	16.8
Federal National Mortgage Association	20.9	Federal Home Loan Mortgage Corp	1.3
Repurchase Agreements	17.4		**100.1**

† Based on net assets.
See notes to financial statements.

STATEMENT OF INVESTMENTS
January 31, 2008

Dreyfus Government Prime Cash Management	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
U.S. Government Agencies−99.9%			
Federal Farm Credit Bank:			
2/11/08	4.26	25,000,000	24,970,694
2/12/08	4.19	100,000,000 [a]	100,000,000
2/15/08	4.06	150,000,000 [a]	150,000,000
4/1/08	2.95	50,000,000 [a]	50,000,000
4/11/08	2.99	100,000,000 [a]	99,994,423
5/1/08	4.21	10,000,000	9,896,750
5/6/08	4.16	24,000,000	23,740,967
5/27/08	2.99	100,000,000 [a]	99,993,518
6/9/08	2.96	60,000,000 [a]	60,000,000
7/21/08	3.01	50,000,000 [a]	49,995,521
8/7/08	2.96	5,500,000 [a]	5,499,208
8/21/08	2.97	10,000,000 [a]	10,000,336
10/10/08	4.09	12,215,000	12,219,132
11/14/08	3.02	50,000,000 [a]	50,000,000
11/17/08	2.96	100,000,000 [a]	99,994,242
4/24/09	3.03	100,000,000 [a]	100,000,000
7/23/09	3.06	125,000,000 [a]	125,000,000
Federal Home Loan Bank System:			
2/1/08	2.00	936,000,000	936,000,000
2/1/08	4.16	212,833,000	212,833,000
2/1/08	4.41	150,000,000	150,000,000
2/8/08	4.32	150,000,000	149,875,361
2/22/08	4.98	165,000,000	164,531,262
2/27/08	4.34	35,148,000	35,039,100
3/5/08	4.98	109,000,000	108,514,405
3/10/08	4.74	50,000,000	49,755,639
3/18/08	4.83	130,000,000 [a]	129,966,465
3/23/08	4.73	19,700,000 [a]	19,697,462
3/24/08	5.18	5,000,000	4,983,528
3/26/08	4.33	175,000,000	173,876,500
5/7/08	4.33	50,000,000	49,435,333
5/8/08	4.21	68,730,000	68,755,705
7/15/08	4.11	8,390,000	8,331,584
7/16/08	4.13	200,000,000	200,662,982

Dreyfus Government Prime Cash Management	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
U.S. Government Agencies (continued)			
Federal Home Loan Bank System (continued):			
8/15/08	4.58	2,000,000	2,007,802
8/25/08	4.60	77,440,000	77,549,863
9/17/08	4.37	100,000,000	100,195,613
Tennessee Valley Authority			
3/13/08	4.13	200,000,000	199,068,389
Total Investments (cost $3,912,384,784)		**99.9%**	**3,912,384,784**
Cash and Receivables (Net)		**.1%**	**5,487,210**
Net Assets		**100.0%**	**3,917,871,994**

a   Variable rate security—interest rate subject to periodic change.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Federal Home Loan Bank System	67.5	Tennessee Valley Authority	5.1
Federal Farm Credit Bank	27.3		**99.9**

†   Based on net assets.
See notes to financial statements.

Dreyfus Treasury Cash Management	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Repurchase Agreements—100.2%			
Banc of America Securities LLC			
dated 1/31/08, due 2/1/08 in the amount of $700,030,139 (fully collateralized by $226,322,000 Treasury Inflation Protected Securities, 2.625%-3.875%, due 1/15/09-7/15/17, value $270,567,471 and $428,419,000 U.S. Treasury Notes, 3.625%-4.875%, due 11/15/08-10/31/09, value $443,433,255)	1.55	700,000,000	700,000,000
Banc of America Securities LLC			
dated 1/31/08, due 2/1/08 in the amount of $1,791,124,375 (fully collateralized by $2,183,317,421 Government National Mortgage Association, 4.90%-7%, due 9/20/24-2/15/50, value $1,826,820,001)	2.50	1,791,000,000	1,791,000,000
Barclays Financial LLC			
dated 1/31/08, due 2/1/08 in the amount of $100,004,861 (fully collateralized by $76,866,000 Treasury Inflation Protected Securities, 3.875%, due 1/15/09, value $102,001,038)	1.75	100,000,000	100,000,000
Barclays Financial LLC			
dated 1/31/08, due 2/1/08 in the amount of $1,260,059,500 (fully collateralized by $443,990,000 Treasury Inflation Protected Securities, 2%-3.875%, due 1/15/09-4/15/12, value $501,637,867, $156,462,000 U.S. Treasury Bonds, 8%, due 11/15/21, value $220,460,133, $544,676,000 U.S. Treasury Notes, 2.875%-5.625%, due 5/15/08-1/31/13, value $563,028,911 and $80,170 U.S. Treasury Strips, due 8/15/11, value $73,090)	1.70	1,260,000,000	1,260,000,000
Bear Stearns Cos. Inc.			
dated 1/31/08, due 2/1/08 in the amount of $1,000,046,944 (fully collateralized by $486,449,000 Treasury Inflation Protected Securities, .875%-3.875%, due 4/15/10-4/15/29, value $586,263,245, $131,190,000 U.S. Treasury Bonds, 4.50%-8.75%, due 8/15/20-2/15/36, value $172,455,610 and $262,677,000 U.S. Treasury Notes, 3.125%-6%, due 5/15/08-9/30/11, value $268,351,326)	1.69	1,000,000,000	1,000,000,000
BNP Paribas			
dated 1/31/08, due 2/1/08 in the amount of $150,007,292 (fully collateralized by $124,949,000 U.S. Treasury Bonds, 6%, due 2/15/26, value $153,000,594)	1.75	150,000,000	150,000,000
Citigroup Global Markets Holdings Inc.			
dated 1/31/08, due 2/1/08 in the amount of $200,006,667 (fully collateralized by $27,169,000 U.S. Treasury Bonds, 8.75%, due 8/15/20, value $40,480,544, $116,275,000 U.S. Treasury Notes, 3.25%-4.875%, due 11/15/08-12/31/09, value $118,980,329 and $67,205,000 U.S. Treasury Strips, due 2/15/18, value $44,539,442)	1.20	200,000,000	200,000,000
Credit Suisse (USA) Inc.			
dated 1/31/08, due 2/1/08 in the amount of $1,500,072,917 (fully collateralized by $502,034,000 U.S. Treasury Bonds, 5.25%-6%, due 2/15/26-2/15/31, value $571,359,609 and $880,927,000 U.S. Treasury Notes, 4.12%-5.12%, due 8/31/12-8/15/17, value $958,648,821)	1.75	1,500,000,000	1,500,000,000
Credit Suisse (USA) Inc.			
dated 1/31/08, due 2/1/08 in the amount of $1,501,104,236 (fully collateralized by $1,374,705,962 Government National Mortgage Association, 5%-9%, due 6/15/09-11/15/43, value $766,023,008 and $838,542,781 U.S. Treasury Strips, due 2/15/08-2/15/18, value $765,001,441)	2.50	1,501,000,000	1,501,000,000
Deutsche Bank Securities			
dated 1/31/08, due 2/1/08 in the amount of $2,688,130,667 (fully collateralized by $744,892,000 Treasury Inflation Protected Securities, 2%-3.625%, due 1/15/16-4/15/28, value $856,560,714, $615,000 U.S. Treasury Bills, due 6/26/08, value $609,502, $1,073,983,000 U.S. Treasury Bonds, 6%-13.25%, due 5/15/14-2/15/26, value $1,481,309,333 and $372,321,000 U.S. Treasury Notes, 4.75%-6%, due 4/30/08-8/15/17, value $403,280,726)	1.75	2,688,000,000	2,688,000,000

Dreyfus Treasury Cash Management (continued)	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Repurchase Agreements (continued)			
Goldman, Sachs & Co.			
dated 1/31/08, due 2/1/08 in the amount of $393,017,467 (fully collateralized by $288,416,000 Treasury Inflation Protected Securities, 2.625%-3.875%, due 7/15/17-4/15/29, value $400,860,580)	1.60	393,000,000	393,000,000
Greenwich Capital Markets			
dated 1/31/08, due 2/1/08 in the amount of $640,031,111 (fully collateralized by $620,013,000 U.S. Treasury Notes, 4.25%-4.625%, due 7/31/09-8/15/14, value $652,800,936)	1.75	640,000,000	640,000,000
HSBC USA Inc.			
dated 1/31/08, due 2/1/08 in the amount of $800,038,889 (fully collateralized by $1,498,668,774 U.S. Treasury Strips, due 11/15/19-2/15/24, value $816,002,101)	1.75	800,000,000	800,000,000
J.P. Morgan Chase & Co.			
dated 1/31/08, due 2/1/08 in the amount of $200,015,000 (fully collateralized by $475,616,539 Government National Mortgage Association, 4.50%-8.50%, due 5/15/08-10/15/49, value $204,000,004)	2.70	200,000,000	200,000,000
Lehman Brothers Inc.			
dated 1/31/08, due 2/1/08 in the amount of $1,176,053,900 (fully collateralized by $1,205,065,000 U.S. Treasury Bills, due 3/13/08-7/10/08, value $1,199,524,051)	1.65	1,176,000,000	1,176,000,000
Merrill Lynch & Co. Inc.			
dated 1/31/08, due 2/1/08 in the amount of $3,038,135,022 (fully collateralized by $2,961,027,000 U.S. Treasury Notes, 4%-5%, due 11/15/08-8/15/11, value $3,098,765,232)	1.60	3,038,000,000	3,038,000,000
UBS Securities LLC			
dated 1/31/08, due 2/1/08 in the amount of $500,022,917 (fully collateralized by $1,161,411,000 U.S. Treasury Strips, due 11/15/22-5/15/30, value $510,001,702)	1.65	500,000,000	500,000,000
Total Investments (cost $17,637,000,000)	**100.2%**		**17,637,000,000**
Liabilities, Less Cash and Receivables	**(.2%)**		**(37,293,636)**
Net Assets	**100.0%**		**17,599,706,364**

Portfolio Summary (Unaudited)†

	Value (%)
Repurchase Agreements	**100.2**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF INVESTMENTS

January 31, 2008

Dreyfus Treasury Prime Cash Management	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
U.S. Treasury Bills—93.8%			
2/7/08	3.11	1,327,895,000	1,327,208,573
2/14/08	3.10	1,833,000,000	1,830,960,883
2/21/08	2.31	760,051,000	759,079,800
2/28/08	2.78	580,000,000	578,797,600
3/6/08	4.06	10,200,000	10,161,563
3/13/08	1.93	467,500,000	466,474,715
3/20/08	1.60	27,000,000	26,942,400
3/27/08	3.05	101,000,000	100,532,454
4/3/08	3.32	1,039,000,000	1,033,124,638
4/17/08	3.05	410,000,000	407,395,944
4/24/08	2.27	599,000,000	595,885,356
5/1/08	4.01	150,000,000	148,526,250
5/8/08	2.56	228,000,000	226,442,665
5/15/08	3.67	205,000,000	202,868,000
5/22/08	3.41	275,000,000	272,155,240
5/29/08	3.39	240,000,000	237,380,400
6/5/08	3.13	200,000,000	197,857,639
6/12/08	3.19	100,000,000	98,848,667
6/19/08	2.37	81,500,000	80,760,501
7/17/08	2.35	181,500,000	179,546,657
Total U.S. Treasury Bills (cost $8,780,949,945)			**8,780,949,945**
U.S. Treasury Notes—6.2%			
3/31/08	3.04	75,000,000	75,188,670
5/15/08	3.71	200,000,000	199,939,506
8/15/08	3.22	300,000,000	301,236,473
Total U.S. Treasury Notes (cost $576,364,649)			**576,364,649**
Total Investments (cost $9,357,314,594)		**100.0%**	**9,357,314,594**
Cash and Receivables (Net)		**.0%**	**2,024,393**
Net Assets		**100.0%**	**9,359,338,987**

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
U.S. Treasury Bills	93.8	U.S. Treasury Notes	6.2
			100.0

† *Based on net assets.*
See notes to financial statements.

January 31, 2008

Dreyfus Municipal Cash Management Plus	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments−96.2%				
Alabama−2.9%				
Alabama Housing Finance Authority, SFMR (LOC; Bayerische Landesbank)	2.43	2/7/08	40,000,000 a	40,000,000
Evergreen Industrial Development Board, Industrial Revenue, Refunding (Tenax Manufacturing Project) (LOC; San Paolo Bank)	2.20	2/7/08	2,200,000 a	2,200,000
Macon Trust Various Certificates (Spanish Fort Redevelopment Authority−Spanish Fort Town Center) (Liquidity Facility; Bank of America and LOC; Bank of America)	2.29	2/7/08	20,750,000 a,b	20,750,000
Scottsboro Industrial Development Board, IDR (Aluminum One of Alabama, Inc. Project) (LOC; National City Bank)	2.37	2/7/08	6,800,000 a	6,800,000
Southeast Alabama Gas District, Supply Project Revenue (Liquidity Facility; Societe Generale)	1.92	2/1/08	1,700,000 a	1,700,000
Stevenson Industrial Development Board, EIR (The Mead Corporation Project) (LOC; JPMorgan Chase Bank)	2.22	2/7/08	3,400,000 a	3,400,000
Alaska−.3%				
Alaska, International Airports System Revenue, Refunding (Insured; MBIA and Liquidity Facility; Wachovia Bank)	2.56	2/7/08	7,150,000 a,b	7,150,000
Arizona−.6%				
Arizona Health Facilities Authority, Revenue (La Loma Village) (LOC; Citibank NA)	2.25	2/7/08	9,700,000 a	9,700,000
Maricopa County Industrial Development Authority, MFHR (San Clemente Apartments Project) (Insured; FNMA and Liquidity Facility; FNMA)	2.32	2/7/08	1,010,000 a	1,010,000
Phoenix Civic Improvement Corporation, Airport Revenue (Merlots Program) (Insured; FGIC and Liquidity Facility; Wachovia Bank)	2.56	2/7/08	4,580,000 a,b	4,580,000
Arkansas−.2%				
Pulaski County Public Facilities Board, MFHR, Refunding (Markham Oaks and Indian Hills Apartments Projects) (LOC; Regions Bank)	2.32	2/7/08	6,400,000 a	6,400,000
California−1.3%				
FHLMC Multifamily Certificates, Revenue (Insured; FHLMC and Liquidity Facility; FHLMC)	2.40	2/7/08	16,569,608 a,b	16,569,608
Puttable Floating Option Tax Exempt Receipts (San Jose Redevelopment Agency, MFHR (101 San Fernando Apartments)) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	5.30	2/7/08	15,995,000 a,b	15,995,000
Colorado−1.9%				
Colorado Educational and Cultural Facilities Authority, Revenue (Capital Christian School Project) (LOC; Union Bank of California)	2.17	2/7/08	3,250,000 a	3,250,000
Colorado Educational and Cultural Facilities Authority, Revenue (EOP Charlotte JW, LLC Project) (LOC; KBC Bank)	2.18	2/7/08	10,000,000 a	10,000,000
Colorado Housing and Finance Authority, EDR (Monaco LLC Project) (LOC; JPMorgan Chase Bank)	2.35	2/7/08	2,940,000 a	2,940,000
Colorado Housing and Finance Authority, EDR (Popiel Properties, LLC Project) (LOC; Wells Fargo Bank)	2.38	2/7/08	3,100,000 a	3,100,000
Colorado Housing and Finance Authority, EDR (Wanco Inc. Project) (LOC; U.S. Bank NA)	2.30	2/7/08	3,035,000 a	3,035,000
Denver City and County, Airport System Revenue (Insured; CIFG and Liquidity Facility; Morgan Stanley Bank)	4.50	2/7/08	4,700,000 a	4,700,000
Erie, COP (LOC; Key Bank)	2.22	2/7/08	4,165,000 a	4,165,000

Dreyfus Municipal Cash Management Plus (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Colorado (continued)				
Morgan Keegan Municipal Products Inc. Trust (City and County of Denver) (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Natixis Commercial Paper Corporation)	2.34	2/7/08	14,400,000 a,b	14,400,000
Southglenn Metropolitan District, Special Revenue (LOC; BNP Paribas)	2.25	2/7/08	2,600,000 a	2,600,000
Connecticut−.7%				
Connecticut Health and Educational Facilities Authority, Revenue (Yale University Issue)	1.50	2/1/08	1,400,000 a	1,400,000
Connecticut Health and Educational Facilities Authority, Revenue (Yale University Issue)	1.60	2/1/08	7,500,000 a	7,500,000
New Haven, GO Notes, BAN	4.00	3/26/08	5,000,000	5,001,650
South Central Connecticut Regional Water Authority, Water System Revenue, BAN	3.38	4/8/08	3,280,000	3,283,136
Delaware−.1%				
Delaware Economic Development Authority, Revenue (Saint Anne's Episcopal School Project) (LOC; Wilmington Trust Co.)	2.24	2/7/08	3,800,000 a	3,800,000
District of Columbia−3.2%				
Anacostia Waterfront Corporation, PILOT Revenue (Merlots Program) (Liquidity Facility; Wachovia Bank and LOC; Wachovia Bank)	2.24	2/7/08	30,000,000 a,b	30,000,000
District of Columbia, CP (National Academy of Science) (Insured; AMBAC and Liquidity Facility; Bank of America)	2.90	3/6/08	14,000,000	14,000,000
District of Columbia, Revenue, Refunding (American Association of Homes and Services for the Aging, Inc. Issue) (LOC; Unicredito Italiano SPA)	2.26	2/7/08	11,090,000 a	11,090,000
Metropolitan Washington DC Airport Authority, CP (LOC; Bank of America)	2.65	3/6/08	10,000,000	10,000,000
Metropolitan Washington DC Airport Authority, CP (LOC; Bank of America)	2.97	5/19/08	18,000,000	18,000,000
Florida−11.4%				
Broward County, Sales Tax Revenue, CP (Liquidity Facility; Dexia Credit Locale)	3.12	3/7/08	5,000,000	5,000,000
Broward County Housing Finance Authority, MFHR (Cypress Grove Apartments Project) (Liquidity Facility; American International Group Funding Inc.)	3.03	2/7/08	5,000,000 a	5,000,000
Florida, State Board of Education, Public Education Capital Outlay, GO Notes	4.00	6/1/08	1,000,000	1,005,524
Florida, State Board of Education, Public Education Capital Outlay, GO Notes	5.00	6/1/08	2,810,000	2,834,692
Florida, State Board of Education, Public Education Capital Outlay, GO Notes	5.00	6/1/08	1,000,000	1,008,787
Florida, State Board of Education, Public Education Capital Outlay, GO Notes, Refunding	5.00	6/1/08	3,350,000	3,379,438
Florida, State Board of Education, Public Education Capital Outlay, GO Notes, Refunding	5.00	6/1/08	1,800,000	1,815,817
Florida Housing Finance Agency, Housing Revenue (Caribbean Key Apartments Project) (LOC; FNMA)	2.30	2/7/08	11,425,000 a	11,425,000
Greater Orlando Aviation Authority, Airport Facility Revenue (FlightSafety International Inc. Project) (LOC; Berkshire Hathaway)	2.19	2/7/08	6,700,000 a	6,700,000
Gulf Breeze, Revenue (Local Government Loan Program) (Insured; FGIC and Liquidity Facility; Dexia Credit Locale)	4.25	2/7/08	37,675,000 a	37,675,000
Jacksonville Electric Authority, Revenue, CP (Liquidity Facility; JPMorgan Chase Bank)	3.41	2/14/08	12,000,000	12,000,000

Dreyfus Municipal Cash Management Plus (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Florida (continued)				
Jacksonville Health Facilities Authority, Health Facilities Revenue (River Garden/Coves Project) (LOC; Wachovia Bank)	2.20	2/7/08	540,000 a	540,000
Jacksonville Health Facilities Authority, HR (Charity Obligated Group–Baptist/Saint Vincent's Health System, Inc.) (Insured; MBIA and Liquidity Facility; Bank of America)	1.88	2/1/08	2,800,000 a	2,800,000
Jacksonville Port Authority, CP (LOC; JPMorgan Chase Bank)	2.80	3/12/08	15,000,000	15,000,000
Kissimmee Utility Authority, CP (Liquidity Facility; JPMorgan Chase Bank)	2.60	5/22/08	22,000,000	22,000,000
Lee Memorial Health System Board of Directors, HR (Lee Memorial Health System)	2.06	2/7/08	12,700,000 a	12,700,000
Manatee County, PCR, Refunding (Florida Power and Light Company Project)	2.00	2/1/08	12,460,000 a	12,460,000
Martin County, PCR, Refunding (Florida Power and Light Company Project)	2.08	2/1/08	19,500,000 a	19,500,000
Miami-Dade County Industrial Development Authority, IDR (Fine Art Lamps Project) (LOC; SunTrust Bank)	2.19	2/7/08	3,350,000 a	3,350,000
Miami-Dade County School District, Revenue Anticipation Renewal Notes	3.50	5/29/08	15,000,000	15,074,370
Orange County Housing Finance Authority, Homeowner Revenue (Insured: FNMA and GNMA and Liquidity Facility; Lehman Liquidity LLC)	2.26	2/7/08	1,480,000 a,b	1,480,000
Orlando Utilities Commission, Water and Electric Revenue, Refunding	5.00	10/1/08	5,000,000	5,050,062
Palm Beach County, Revenue (Morse Obligation Group) (LOC; Commerce Bank NA)	2.21	2/7/08	11,900,000 a	11,900,000
Putnam County Development Authority, PCR, Refunding (Florida Power and Light Company Project)	2.00	2/1/08	2,080,000 a	2,080,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.45	2/12/08	7,362,000	7,362,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.05	2/14/08	20,000,000	20,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	2.58	6/11/08	12,000,000	12,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	2.63	6/11/08	6,000,000	6,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	2.65	6/11/08	22,000,000	22,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; SunTrust Bank)	2.70	5/9/08	2,461,000	2,461,000
Volusia County School District, GO Notes, TAN	4.00	9/17/08	16,000,000	16,054,159
Georgia—3.0%				
Athens-Clarke County Residential Care Facilities for the Elderly Authority, Revenue, Refunding (Wesley Woods of Athens, Inc. Project) (LOC; SunTrust Bank)	2.17	2/7/08	1,000,000 a	1,000,000
Atlanta, Subordinate Lien Tax Allocation (Atlantic Station Project) (LOC; Wachovia Bank)	2.15	2/7/08	4,000,000 a	4,000,000
Bainbridge and Decatur County Development Authority, IDR (Rand Group Limited Project) (LOC; National City Bank)	2.37	2/7/08	9,335,000 a	9,335,000
Georgia Road and Thruway Authority, Federal Highway Reimbursement Revenue, CP (Liquidity Facility; State Street Bank and Trust Co.)	2.75	3/4/08	12,000,000	12,000,000
Municipal Electric Authority of Georgia, CP (LOC; JPMorgan Chase Bank)	2.70	4/9/08	20,000,000	20,000,000
Municipal Electric Authority of Georgia, CP (LOC; JPMorgan Chase Bank)	2.65	5/8/08	9,800,000	9,800,000

Dreyfus Municipal Cash Management Plus (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Georgia (continued)				
Private Colleges and Universities Authority, CP (Emory University Project)	3.55	3/6/08	10,000,000	10,000,000

RBC Municipal Products Inc. Trust (Dekalb County Housing Authority,
  MFHR (North Hills Apartments Project)) (Liquidity Facility;
  Royal Bank of Canada and LOC; Royal Bank of Canada)
	2.93	2/7/08	11,595,000 [a,b]	11,595,000

Illinois—6.8%				
Chicago, Collateralized SFMR	3.65	8/27/08	15,000,000	15,000,000
Chicago, Collateralized SFMR	3.58	10/7/08	3,000,000	3,000,000
Chicago, IDR (Victoria Limited LLC Project) (LOC; ABN-AMRO)	2.25	2/7/08	3,350,000 [a]	3,350,000
Chicago, Midway Airport Second Lien Revenue (Insured; MBIA and Liquidity Facility; Commerzbank AG)	2.60	2/1/08	20,140,000 [a]	20,140,000
Illinois Educational Facilities Authority, Revenue, CP (Field Museum of Natural History) (LOC; Bank of America)	3.45	4/8/08	8,000,000	8,000,000
Illinois Educational Facility Authority, Revenue, CP (Pooled Finance Program) (LOC; Northern Trust Co.)	3.33	3/12/08	16,000,000	16,000,000
Illinois Finance Authority, Revenue (Fenwick High School, Inc. Project) (LOC; JPMorgan Chase Bank)	2.23	2/7/08	7,835,000 [a]	7,835,000

Illinois Health Facilities Authority, Revenue (The
  University of Chicago Hospitals and Health System)
  (Insured; MBIA and Liquidity Facility; Bank One)
	2.65	2/1/08	13,750,000 [a]	13,750,000

Illinois Toll Highway Authority, Toll Highway Senior Priority Revenue (Insured; XLCA and Liquidity Facility; Dexia Credit Locale)	3.45	2/7/08	63,300,000 [a]	63,300,000

Puttable Floating Option Tax Exempt Receipts (Illinois Municipal
  Electric Agency, Power Supply System Revenue) (Insured;
  FGIC and Liquidity Facility; Merrill Lynch Capital Services)
	3.50	2/7/08	16,095,000 [a,b]	16,095,000

Upper Illinois River Valley Development Authority, SWDR (Exolon-ESK Company Project) (LOC; Bank of America)	2.24	2/7/08	8,405,000 [a]	8,405,000
Indiana—2.7%				
Carmel, Waterworks Revenue, BAN	3.75	9/21/08	13,000,000	13,001,204
Elkhart County, EDR (Four Seasons Manufacturing Project) (LOC; National City Bank)	2.37	2/7/08	3,725,000 [a]	3,725,000

Indiana Finance Authority, EDR (Beford Machine and
  Tool, Inc., Metal Technologies, Inc. and Beford
  Recycling, Inc. Project) (LOC; Fifth Third Bank)
	2.82	2/7/08	7,000,000 [a]	7,000,000

Indiana Finance Authority, EDR (JRL Leasing, Inc. and LaSarre Co., LLC Project) (LOC; National City Bank)	2.37	2/7/08	3,755,000 [a]	3,755,000
Indiana Health and Educational Facility Financing Authority, Revenue (Ascension Health Senior Credit Group) (Liquidity Facility; Citigroup Inc.)	2.28	2/7/08	35,060,000 [a,b]	35,060,000
Indianapolis Local Public Improvement Bond Bank, Notes	2.95	1/8/09	5,000,000	5,000,000
Saint Joseph County, Health Care Facility Revenue (South Bend Medical Foundation Project) (LOC; National City Bank)	2.31	2/7/08	2,600,000 [a]	2,600,000
Iowa—.6%				
Iowa Finance Authority, SFMR (Mortgage-Backed Securities Program) (Liquidity Facility; State Street Bank and Trust Co.)	2.08	2/7/08	4,500,000 [a]	4,500,000
Iowa School Corporation, TAN (Iowa School Cash Anticipation Program) (Insured; FSA)	3.75	1/23/09	10,500,000	10,609,690

Dreyfus Municipal Cash Management Plus (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Kansas−.4%				
Junction City, GO Temporary Notes	5.00	6/1/08	6,000,000	6,019,219
Mission, MFHR, Refunding (The Falls Apartments Project) (Insured; FNMA)	2.86	2/7/08	3,350,000 a	3,350,000
Kentucky−3.5%				
Jefferson County, Retirement Home Revenue (Nazareth Literary and Benevolent Institution Project) (LOC; Fifth Third Bank)	2.82	2/7/08	9,500,000 a	9,500,000
Kenton County Airport Board, Special Facilities Revenue (Airis Cincinnati LLC Project) (LOC; Deutsche Postbank)	2.50	2/7/08	31,800,000 a	31,800,000
Kentucky Asset/Liability Commission, General Fund Revenue, CP (Liquidity Facility; Dexia Credit Locale)	3.45	2/6/08	16,700,000	16,700,000
Kentucky Asset/Liability Commission, General Fund Revenue, CP (Liquidity Facility; Dexia Credit Locale)	3.40	2/13/08	12,500,000	12,500,000
Kentucky Economic Development Finance Authority, Industrial Building Revenue (Republic Services, Inc. Project) (LOC; Bank One)	2.27	2/7/08	6,100,000 a	6,100,000
Kentucky Rural Water Finance Corporation, Public Projects Construction Notes	3.65	4/1/08	5,500,000	5,500,000
Kentucky Turnpike Authority, Economic Development Road Revenue, Refunding (Revitalization Projects)	5.50	7/1/08	1,000,000	1,014,113
Kentucky Turnpike Authority, Economic Development Road Revenue, Refunding (Revitalization Projects)	6.50	7/1/08	7,155,000	7,285,355
Public Energy Authority of Kentucky, Inc., Gas Supply Revenue (Liquidity Facility; Societe Generale)	1.92	2/1/08	400,000 a	400,000
Louisiana−3.0%				
Ascension Parish, Revenue (BASF Corporation Project)	2.07	2/1/08	8,300,000 a	8,300,000
Louisiana Public Facilities Authority, Revenue, Refunding (Putters Program) (Tulane University of Louisiana Project) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3.05	2/7/08	14,535,000 a,b	14,535,000
Morgan Keegan Municipal Products Inc. (East Baton Rouge Mortgage Finance Authority, SFMR) (Insured; Transamerica Life and Insurance and Liquidity Facility; Lloyds TSB Bank PLC)	2.34	2/7/08	22,000,000 a,b	22,000,000
Morgan Keegan Municipal Products Inc. (New Orleans Finance Authority) (Liquidity Facility; Lloyds TSB Bank PLC and LOC; Transamerica Life and Insurance)	2.34	2/7/08	25,000,000 a,b	25,000,000
Shreveport, Airport System Revenue, Refunding (Insured; CIFG and Liquidity Facility; JPMorgan Chase Bank)	2.60	2/7/08	7,090,000 a	7,090,000
Maine−.4%				
Maine Finance Authority, Revenue (Waynflete School Issue) (LOC; JPMorgan Chase Bank)	2.18	2/7/08	11,090,000 a	11,090,000
Maryland−.8%				
Anne Arundel County, EDR (Atlas Container Corporation Project) (LOC; M&T Bank)	2.90	2/7/08	7,475,000 a	7,475,000
Baltimore County Revenue Authority, Golf System Revenue (LOC; M&T Bank)	2.83	2/7/08	6,680,000 a	6,680,000
Maryland Economic Development Corporation, Revenue, Refunding (United Cerebral Palsy Project) (LOC; M&T Bank)	2.90	2/7/08	2,054,500 a	2,054,500

Dreyfus Municipal Cash Management Plus (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Maryland (continued)				
Maryland Health and Higher Educational Facilities Authority, Revenue (Charles County Nursing Center) (Liquidity Facility; M&T Bank)	2.83	2/7/08	3,900,000 [a]	3,900,000
Massachusetts—1.7%				
Macon Trust Various Certificates (Massachusetts Health and Educational Facilities Authority—Harvard Vanguard Medical Associates Issue) (Liquidity Facility; Bank of America and LOC; Bank of America)	2.29	2/7/08	10,750,000 [a,b]	10,750,000
Massachusetts, CP (LOC; Bank of Nova Scotia)	3.34	3/5/08	25,000,000	25,000,000
Massachusetts Development Finance Agency, Multifamily Revenue (Kennedy Lofts Project) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch and Co. Inc.)	5.30	2/7/08	4,000,000 [a,b]	4,000,000
Massachusetts Development Finance Agency, RRR (Waste Management, Inc. Project) (LOC; SunTrust Bank)	2.19	2/7/08	5,500,000 [a]	5,500,000
Michigan—3.3%				
Eastern Michigan University Board of Regents, General Revenue, Refunding (Insured; FGIC and Liquidity Facility; Dexia Credit Locale)	7.00	2/1/08	19,840,000 [a]	19,840,000
Michigan Hospital Finance Authority, HR (Chelsea Community Hospital) (LOC; National City Bank)	2.19	2/7/08	3,620,000 [a]	3,620,000
Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; ABN-AMRO)	2.33	2/7/08	5,000,000 [a]	5,000,000
Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank)	2.23	2/7/08	6,500,000 [a]	6,500,000
Michigan Housing Development Authority, SFMR	3.05	9/3/08	18,000,000	18,000,000
Michigan Housing Development Authority, SFMR (Liquidity Facility; KBC Bank)	2.20	2/7/08	20,000,000 [a]	20,000,000
Michigan Strategic Fund, LOR (HME Inc. Project) (LOC; Fifth Third Bank)	2.89	2/7/08	1,860,000 [a]	1,860,000
Michigan Strategic Fund, LOR (Kaumagraph Flint Corporation Project) (LOC; Bank One)	2.40	2/7/08	2,100,000 [a]	2,100,000
Oakland County Economic Development Corporation, LOR (Michigan Seamless Tube LLC Project) (LOC; ABN-AMRO)	2.35	2/7/08	3,000,000 [a]	3,000,000
Pittsfield Township Economic Development Corporation, LOR, Refunding (Arbor Project) (LOC; Comerica Bank)	2.25	2/7/08	4,625,000 [a]	4,625,000
Mississippi—.2%				
Mississippi Business Finance Corporation, Gulf Opportunity Zone IDR (Chevron U.S.A. Inc. Project)	2.15	2/7/08	5,000,000 [a]	5,000,000
Missouri—1.5%				
Kansas City Municipal Assistance Corporation, Leasehold Improvement Revenue, Refunding (Putters Program) (H. Roe Bartle Convention Center, Music Hall and Municipal Auditorium Parking Garage Projects) (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank)	2.90	2/7/08	11,465,000 [a,b]	11,465,000
Missouri Development Finance Board, LR, CP (LOC; U.S. Bank NA)	2.87	2/19/08	18,645,000	18,645,000
Missouri Health and Educational Facilities Authority, School District Advance Funding Program Notes (Webster Groves School District)	4.25	11/3/08	3,240,000	3,257,633
Missouri Public Utilities Commission, Revenue (Interim Construction Notes)	4.75	9/1/08	5,000,000	5,026,767

Dreyfus Municipal Cash Management Plus (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Montana−.1%				
Puttable Floating Option Tax Exempt Receipts (Montana Facility Finance Authority, HR (Benefis Healthcare System)) (Insured; Assured Guaranty and Liquidity Facility; Merrill Lynch Capital Services)	2.42	2/7/08	2,960,000 a,b	2,960,000
Nebraska−1.0%				
Nebraska Educational Finance Authority, Revenue (Creighton University Project) (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank)	4.50	2/1/08	13,000,000 a	13,000,000
Nebraska Public Power District, General Revenue (Insured; FGIC)	5.00	1/1/09	3,475,000	3,529,099
Omaha Public Power District, Electric Revenue, CP (Liquidity Facility; JPMorgan Chase Bank)	2.90	3/6/08	9,000,000	9,000,000
New Hampshire−2.0%				
New Hamphire Business Finance Authority, IDR (The Keeney Manufacturing Company Project) (LOC; Bank of America)	2.32	2/7/08	2,880,000 a	2,880,000
New Hampshire Business Finance Authority, Revenue (Littleton Regional Hospital Issue) (LOC; TD Banknorth)	2.25	2/7/08	18,000,000 a	18,000,000
New Hampshire Business Finance Authority, Water Facility Revenue (Pennichuck Water Works, Inc. Project) (Insured; AMBAC and Liquidity Facility; FHLB)	3.55	5/1/08	16,360,000	16,360,431
New Hampshire Health and Education Facilities Authority, Revenue (Kimball Union Academy) (LOC; RBS Citizens NA)	2.18	2/7/08	5,000,000 a	5,000,000
New Hampshire Higher Educational and Health Facilities Authority, Revenue (Hunt Community Issue) (LOC; Bank of America)	2.23	2/7/08	8,790,000 a	8,790,000
New Mexico−.6%				
Dona Ana County, IDR (Foamex Products Inc. Project) (LOC; Bank of Nova Scotia)	2.16	2/7/08	5,900,000 a	5,900,000
Farmington, PCR, Refunding (Arizona Public Service Company Four Corners Project) (LOC; Bank of America)	1.88	2/1/08	10,000,000 a	10,000,000
New York−5.3%				
Metropolitan Transportation Authority, Dedicated Tax Fund Bonds (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	1.90	2/7/08	5,600,000 a	5,600,000
Monroe County, GO Notes, RAN	4.00	4/15/08	10,000,000	10,007,976
New York City (LOC; Bayerische Landesbank)	1.90	2/1/08	1,300,000 a	1,300,000
New York City (LOC; JPMorgan Chase Bank)	1.90	2/1/08	1,600,000 a	1,600,000
New York City (LOC; KBC Bank)	1.78	2/1/08	1,200,000 a	1,200,000
New York City (LOC; Westdeutsche Landesbank)	1.90	2/1/08	1,675,000 a	1,675,000
New York City Industrial Development Agency, Civic Facility Revenue (Lycee Francais de New York Project) (LOC; JPMorgan Chase Bank)	1.75	2/1/08	1,000,000 a	1,000,000
New York City Industrial Development Agency, Special Facility Revenue (Korean Air Lines Company Limited Project) (LOC; HSBC Bank USA)	2.14	2/7/08	16,700,000 a	16,700,000
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Liquidity Facility; DEPFA Bank PLC)	1.88	2/1/08	7,400,000 a	7,400,000
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	2.25	2/7/08	7,105,000 a,b	7,105,000

Dreyfus Municipal Cash Management Plus (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
New York (continued)				
New York City Municipal Water Finance Authority, Water and Sewer System Second General Resolution Revenue (Liquidity Facility: California State Teachers Retirement System and State Street Bank and Trust Co.)	1.70	2/1/08	28,200,000 [a]	28,200,000
New York City Municipal Water Finance Authority, Water and Sewer System Second General Resolution Revenue (Liquidity Facility; Dexia Credit Locale)	1.80	2/1/08	1,900,000 [a]	1,900,000
New York City Municipal Water Finance Authority, Water and Sewer System Second General Resolution Revenue (Liquidity Facility; Fortis Bank)	1.90	2/1/08	2,600,000 [a]	2,600,000
New York City Transitional Finance Authority, Future Tax Secured Revenue (Liquidity Facility; Bayerische Landesbank)	1.93	2/1/08	6,100,000 [a]	6,100,000
New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; Landesbank Baden-Wurttemberg)	1.75	2/1/08	1,440,000 [a]	1,440,000
New York Local Government Assistance Corporation, Revenue (LOC; Bank of Nova Scotia)	1.90	2/7/08	2,200,000 [a]	2,200,000
New York State Dormitory Authority, Insured Revenue (Long Island University) (Insured; CIFG and Liquidity Facility; Dexia Credit Locale)	5.00	2/1/08	8,000,000 [a]	8,000,000
New York State Dormitory Authority, Revenue (Park Ridge Hospital Inc.) (LOC; JPMorgan Chase Bank)	2.22	2/7/08	19,800,000 [a]	19,800,000
Port Authority of New York and New Jersey, Special Obligation Revenue (Versatile Structure Obligation) (Liquidity Facility; JPMorgan Chase Bank)	1.68	2/1/08	1,000,000 [a]	1,000,000
Port Authority of New York and New Jersey, Special Obligation Revenue (Versatile Structure Obligation) (Liquidity Facility; Landesbank Hessen- Thuringen Girozentrale)	1.90	2/1/08	11,400,000 [a]	11,400,000
North Carolina−.2%				
Burke County Industrial Facilities and Pollution Control Financing Authority, IDR (Bauer Industries Inc. Project) (LOC; Bank of Montreal)	2.25	2/7/08	1,355,000 [a]	1,355,000
Durham County, Multifamily Revenue (Falls Pointe Apartments) (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	5.30	2/7/08	4,140,000 [a,b]	4,140,000
Ohio−3.3%				
Alliance, HR (Alliance Obligated Group) (LOC; JPMorgan Chase Bank)	1.80	2/1/08	17,050,000 [a]	17,050,000
Cleveland-Cuyahoga County Port Authority, Development Revenue, Refunding (Judson Project) (LOC; National City Bank)	2.25	2/7/08	11,050,000 [a]	11,050,000
Cuyahoga County, IDR (King Nut Project) (LOC; Key Bank)	2.37	2/7/08	3,015,000 [a]	3,015,000
Hamilton County, Hospital Facilities Revenue (Christ Hospital) (Insured; FSA and Liquidity Facility; Svenska Handelsbanken)	3.60	2/7/08	9,900,000 [a,b]	9,900,000
Middletown, Hospital Facilities Revenue (Middletown Hospital Group) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.60	2/7/08	20,510,000 [a,b]	20,510,000
Ohio Air Quality Development Authority, PCR, Refunding (FirstEnergy Generation Corporation Project) (LOC; Key Bank)	2.20	2/7/08	15,000,000 [a]	15,000,000
Ohio Water Development Authority, PCR, Refunding (FirstEnergy Nuclear Generation Corporation Project) (LOC; Barclays Bank PLC)	2.23	2/7/08	9,700,000 [a]	9,700,000
Oklahoma−3.2%				
Oklahoma Student Loan Authority, Student Loan Revenue (Insured; MBIA)	2.95	2/7/08	83,000,000 [a]	83,000,000

Dreyfus Municipal Cash Management Plus (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Oregon−1.6%				
Oregon, Homeowner Revenue (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale and LOC; Trinity Funding Corporation)	2.80	2/7/08	9,960,000 [a,b]	9,960,000
Oregon, TAN	4.50	6/30/08	5,000,000	5,017,281
Oregon Department of Administrative Services, COP (Putters Program) (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank)	2.90	2/7/08	14,920,000 [a,b]	14,920,000
Washington County Housing Authority, MFHR (Cedar Mill Project) (LOC; M&T Bank)	2.93	2/7/08	11,600,000 [a]	11,600,000
Pennsylvania−9.8%				
Allegheny County Hospital Development Authority, Health Center Revenue (Presbyterian-University Health System, Inc.) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	2.40	2/7/08	3,300,000 [a]	3,300,000
Allegheny County Hospital Development Authority, Health Center Revenue (Presbyterian-University Health System, Inc.) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	2.40	2/7/08	3,300,000 [a]	3,300,000
Allegheny County Hospital Development Authority, Health Center Revenue, Refunding (Presbyterian-University Health System, Inc.) (Insured; MBIA and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	2.65	2/7/08	9,780,000 [a,b]	9,780,000
Beaver County Industrial Development Authority, EIR (BASF Corporation Project) (LOC; BASF AG)	2.07	2/1/08	2,900,000 [a]	2,900,000
Chartiers Valley Industrial and Commercial Development Authority, Revenue (Wesley Hills Project) (LOC; Fifth Third Bank)	2.21	2/7/08	7,150,000 [a]	7,150,000
Dauphin County General Authority, Revenue (School District Pooled Financing Program) (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	2.25	2/7/08	16,000,000 [a]	16,000,000
Dauphin County General Authority, Revenue (School District Pooled Financing Program) (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	2.81	2/7/08	18,540,000 [a,c]	18,540,000
Delaware County Authority, Health System Revenue (Mercy Health System of Southeastern Pennsylvania Issue) (Liquidity Facility; Westdeutsche Landesbank and LOC; Westdeutsche Landesbank)	3.60	2/7/08	8,420,000 [a,b]	8,420,000
Delaware County Industrial Development Authority, PCR (PECO Energy Company Project) (LOC; Wachovia Bank)	1.90	2/1/08	3,700,000 [a]	3,700,000
Delaware County Industrial Development Authority, PCR, CP (Exelon Project) (LOC; Wachovia Bank)	3.49	2/11/08	21,235,000	21,235,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	2.03	2/7/08	5,500,000 [a]	5,500,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	2.03	2/7/08	6,400,000 [a]	6,400,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	2.03	2/7/08	5,300,000 [a]	5,300,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	2.03	2/7/08	9,500,000 [a]	9,500,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	2.03	2/7/08	5,300,000 [a]	5,300,000

Dreyfus Municipal Cash Management Plus (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Pennsylvania (continued)				
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	2.03	2/7/08	9,700,000 a	9,700,000
Emmaus General Authority, Local Government Revenue (LOC; Goldman Sachs and Co.)	2.03	2/7/08	4,100,000 a	4,100,000
Emmaus General Authority, Local Government Revenue (LOC; Goldman Sachs and Co.)	2.03	2/7/08	4,400,000 a	4,400,000
Horizon Hospital System Authority, Senior Health and Housing Facilities Revenue (Saint Paul Homes Project) (LOC; M&T Bank)	2.25	2/7/08	5,400,000 a	5,400,000
Lancaster County Hospital Authority, Health Center Revenue (Luthercare Project) (LOC; M&T Bank)	2.25	2/7/08	16,825,000 a	16,825,000
Lancaster Municipal Authority, Revenue (Ephrata Community Hospital Project) (LOC; Fulton Bank)	2.27	2/7/08	3,700,000 a	3,700,000
Lancaster Municipal Authority, Revenue (Garden Spot Village Project) (LOC; Fulton Bank)	2.40	2/7/08	7,435,000 a	7,435,000
Montgomery County Industrial Development Authority, Revenue (Recigno Laboratories, Inc. Project) (LOC; Wachovia Bank)	2.30	2/7/08	1,400,000 a	1,400,000
Pennsylvania Economic Development Financing Authority, Exempt Facilities Revenue (PPL Energy Supply, LLC Project) (LOC; Wachovia Bank)	3.20	2/7/08	14,570,000 a	14,570,000
Philadelphia, Airport Revenue, Refunding (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	2.95	2/7/08	10,700,000 a	10,700,000

Puttable Floating Option Tax Exempt Receipts (Allegheny County Airport
  Authority, Airport Revenue (Pittsburgh International Airport)
  (Insured; FSA and Liquidity Facility; DEPFA Bank PLC)
	2.24	2/7/08	20,000,000 a,b	20,000,000

Puttable Floating Option Tax Exempt Receipts (Lehigh County
  General Purpose Authority, HR (Saint Luke's Hospital of
  Bethlehem, Pennsylvania Project)) (Liquidity Facility;
  Merrill Lynch Capital Services and LOC; Merrill Lynch)
	3.30	2/7/08	10,680,000 a,b	10,680,000

Puttable Floating Option Tax Exempt Receipts (Montgomery County
  Redevelopment Authority, MFHR, Hunt Club Apartments)
  (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)
	5.30	2/7/08	10,000,000 a,b	10,000,000

West Cornwall Township Municipal Authority, GO Notes,
  Refunding (Bethlehem Area School District Project)
  (Insured; FSA and Liquidity Facility; Dexia Credit Locale)
	2.81	2/7/08	9,700,000 a	9,700,000

South Carolina—.5%				

Puttable Floating Option Tax Exempt Receipts (South Carolina
  Jobs-Economic Development Authority, Hospital Improvement
  Revenue (Palmetto Health)) (Liquidity Facility;
  Merrill Lynch Capital Services and LOC; Merrill Lynch)
	3.30	2/7/08	5,000,000 a,b	5,000,000

South Carolina Jobs-Economic Development Authority, EDR (Pharmaceutical Associates, Inc. Project) (LOC; Wachovia Bank)	2.25	2/7/08	1,950,000 a	1,950,000
Three Rivers Solid Waste Authority, Solid Waste Disposal Facilities, COP (TRA, Inc.) (LOC; U.S. Bank NA)	3.70	4/1/08	5,915,000	5,915,000
Tennessee—1.0%				

Metropolitan Government of Nashville and Davidson County
  Health and Educational Facilities Board, MFHR
  (The Fountain Apartments Project) (LOC; Fifth Third Bank)
	2.89	2/7/08	10,000,000 a	10,000,000

Dreyfus Municipal Cash Management Plus (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Tennessee (continued)				
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; DEPFA Bank PLC)	6.00	2/1/08	7,450,000 [a]	7,450,000
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	6.00	2/1/08	8,225,000 [a]	8,225,000
Texas—10.5%				
ABN AMRO Munitops Certificates Trust (Tarrant Regional Water District, Water Revenue) (Insured; FGIC and Liquidity Facility; Bank of America)	3.20	2/7/08	4,800,000 [a,b]	4,800,000
Dallas, Waterworks and Sewer System Revenue, CP (Liquidity Facility; Bank of America)	3.46	2/7/08	9,631,000	9,631,000
DeSoto Industrial Development Authority, IDR, Refunding (National Service Industries Inc. Project) (LOC; Wachovia Bank)	2.20	2/7/08	3,660,000 [a]	3,660,000
El Paso County Hospital District, GO Notes (Putters Program) (Insured; AMBAC and Liquidity Facility; Deutsche Postbank)	3.15	2/7/08	3,460,000 [a,b]	3,460,000
Fort Bend County, Toll Road Revenue (Putters Program) (Insured; FGIC and Liquidity Facility; PB Finance Inc.)	2.90	2/7/08	2,770,000 [a,b]	2,770,000
Harris County Health Facilities Development Corporation, Revenue (Saint Luke's Episcopal Health System) (LOC: Citibank NA and JPMorgan Chase Bank)	2.70	2/7/08	31,470,000 [a]	31,470,000
Harris County Health Facilities Development Corporation, Revenue (Texas Children's Hospital Project) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	2.50	2/1/08	3,650,000 [a]	3,650,000
Harris County Metropolitan Transportation Authority, Sales and Use Tax Revenue, CP (LOC; DEPFA Bank PLC)	1.95	4/30/08	11,000,000	11,000,000
Harris County Metropolitan Transportation Authority, Sales and Use Tax Revenue, CP (LOC; DEPFA Bank PLC)	2.10	4/30/08	5,500,000	5,500,000
Harrison County Health Facilities Development Corporation, HR (Marshall Regional Medical Center Project) (LOC; Amsouth Bank)	2.24	2/7/08	9,500,000 [a]	9,500,000
Houston, Airport System Revenue, CP (LOC; Dexia Credit Locale)	3.35	3/27/08	15,000,000	15,000,000
Montgomery County Housing Finance Corporation, MFHR (Park at Woodline Townhomes) (LOC; Citibank NA)	2.21	2/7/08	7,500,000 [a]	7,500,000
North Texas Tollway Authority, BAN	4.13	11/19/08	62,000,000	62,034,400
Permian Basin Regional Housing Finance Corporation, SFMR (Guaranteed Mortgage-Backed Securities Program) (GIC; Aegon NV)	4.05	2/1/08	5,455,000	5,455,000
Plano Health Facilities Development Corporation, HR, CP (Children's and Presbyterian Health) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3.30	3/5/08	5,000,000	5,000,000
Port of Port Arthur Navigation District, Revenue, CP (BASF Corporation Project)	2.78	5/8/08	10,000,000	10,000,000
Revenue Bond Certificate Series Trust Various States, Housing Revenue (Pebble Brooke) (GIC; AIG Funding Inc.)	3.08	2/7/08	7,000,000 [a,b]	7,000,000
Revenue Bond Certificate Series Trust Various States, Revenue (Chimney Project) (GIC; AIG Funding Inc.)	3.08	2/7/08	6,135,000 [a,b]	6,135,000

Dreyfus Municipal Cash Management Plus (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Texas (continued)				
Texas Department of Housing and Community Affairs, MFHR (Putters Program) (LOC; JPMorgan Chase Bank)	2.30	2/7/08	13,490,000 [a,b]	13,490,000
Texas Department of Housing and Community Affairs, MFHR, Refunding (Champions Crossing Apartments) (Liquidity Facility; FNMA and LOC; FNMA)	2.88	2/7/08	5,125,000 [a]	5,125,000
Texas Department of Transportation, State Highway Fund Revenue, CP (LOC: Bank of America and State Street Bank and Trust Co.)	2.90	3/6/08	28,000,000	28,000,000
Texas Water Development Board, State Revolving Fund Subordinate Lien Revenue (Liquidity Facility; Morgan Stanley Bank)	2.20	2/7/08	7,410,000 [a,b]	7,410,000
University of Texas System Board of Regents, Permanent University Fund Flexible Rate Notes	3.75	2/5/08	15,000,000	15,000,699
Utah—.7%				
Murray City, HR (IHC Health Services Inc.)	2.15	2/7/08	10,000,000 [a]	10,000,000
Salt Lake Valley Fire Service Area, TRAN	3.75	12/30/08	7,000,000	7,046,487
Vermont—.2%				
Vermont Economic Development Authority, Revenue, CP (Economic Development Capital Program) (LOC; JPMorgan Chase Bank)	3.00	3/11/08	6,000,000	6,000,000
Virginia—1.3%				
Alexandria Industrial Development Authority, Headquarters Facilities Revenue (American Academy of Otolaryngology-Head and Neck Surgery Foundation, Inc.) (LOC; Bank of America)	2.24	2/7/08	6,310,000 [a]	6,310,000
Fairfax County Economic Development Authority, RRR, Refunding (Insured; AMBAC)	6.00	2/1/08	6,000,000	6,000,000
Lynchburg Redevelopment and Housing Authority, Housing Revenue (KHM Properties-Lynchburg, LLC Project) (LOC; M&T Bank)	2.30	2/7/08	13,520,000 [a]	13,520,000
Norfolk, GO Notes, Refunding	3.00	11/1/08	1,855,000 [c]	1,868,096
Norfolk Economic Development Authority, New Empowerment Zone Facility Revenue (Metro Machine Corp. Project) (LOC; Wachovia Bank)	2.23	2/7/08	5,600,000 [a]	5,600,000
Washington—1.9%				
Everett Industrial Development Corporation, Exempt Facilities Revenue (Kimberly-Clark Corporation Project)	2.80	2/7/08	3,200,000 [a]	3,200,000
King County, GO Notes	5.00	1/1/09	3,905,000 [c]	4,007,272
Pierce County Economic Development Corporation, Multi-Mode Industrial Revenue (SeaTac Packaging Project) (LOC; HSBC Bank USA)	2.29	2/7/08	5,590,000 [a]	5,590,000
Tacoma Housing Authority, Revenue (Crown Assisted Living Project) (LOC; Key Bank)	2.24	2/7/08	600,000 [a]	600,000
Washington Economic Development Finance Authority, SWDR (Cedar Grove Composing Project) (LOC; Wells Fargo Bank)	2.38	2/7/08	4,800,000 [a]	4,800,000
Washington Economic Development Finance Authority, SWDR (Lemay Enterprises Project) (LOC; Bank of America)	2.38	2/7/08	5,450,000 [a]	5,450,000
Washington Economic Development Finance Authority, SWDR (Waste Management Project) (LOC; Bank of America)	2.30	2/7/08	5,500,000 [a]	5,500,000
Washington Housing Finance Commission, MFHR (Queen Anne Project) (LOC; Bank of America)	2.72	2/7/08	7,500,000 [a]	7,500,000

Dreyfus Municipal Cash Management Plus (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Washington (continued)				

Washington Housing Finance Commission, MFHR
  (The Vintage at Chehalis Senior Living Project)
  (Insured; FNMA and Liquidity Facility; FNMA)
	2.16	2/7/08	8,190,000 a	8,190,000

Washington Housing Finance Commission, MFHR
  (The Vintage at Everett Senior Living Project)
  (Insured; FNMA and Liquidity Facility; FNMA)
	2.16	2/7/08	5,250,000 a	5,250,000

Wisconsin—2.0%				
Fond Du Lac, Waterworks System Revenue, BAN	4.50	7/1/08	5,000,000	5,008,283
New Richmond School District, BAN	4.13	6/6/08	1,145,000	1,145,000
Spooner Area School District, BAN	4.00	4/1/08	6,350,000	6,359,298
Wisconsin Housing and Economic Development Authority, Home Ownership Revenue (Liquidity Facility; Fortis Bank)	2.15	2/7/08	12,500,000 a	12,500,000
Wisconsin School Districts, COP (Cash Flow Management Program) (LOC; U.S. Bank NA)	4.50	9/18/08	11,000,000	11,058,037
Wisconsin School Districts, COP (Cash Flow Management Program) (LOC; U.S. Bank NA)	4.50	9/18/08	6,300,000	6,352,891
Wisconsin School Districts, COP (Cash Flow Management Program) (LOC; U.S. Bank NA)	4.00	10/30/08	10,000,000	10,067,311
Wyoming—.3%				
Campbell County, IDR (Two Elk Partners Project)	3.65	11/28/08	7,000,000	7,000,000
U.S. Related—.2%				
Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citibank NA and LOC; Citibank NA)	2.28	2/7/08	5,000,000 a,b	5,000,000
Total Investments (cost $2,490,367,285)			**96.2%**	**2,490,367,285**
Cash and Receivables (Net)			**3.8%**	**98,990,176**
Net Assets			**100.0%**	**2,589,357,461**

See footnotes on page 63.
See notes to financial statements.

Dreyfus New York Municipal Cash Management	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments−98.4%				
New York−95.2%				
Albany County Airport Authority, Airport Revenue, Refunding (LOC; Bank of America)	2.50	2/7/08	8,320,000 a	8,320,000
Albany Industrial Development Agency, Civic Facility Revenue (Albany Medical Center Hospital Project) (LOC; Bank of America)	2.14	2/7/08	3,000,000 a	3,000,000
Albany Industrial Development Agency, Civic Facility Revenue (Albany Medical Center Hospital Project) (LOC; Key Bank)	2.19	2/7/08	5,000,000 a	5,000,000
Albany Industrial Development Agency, Civic Facility Revenue (CHF-Holland Suites II, LLC Project) (LOC; TD Banknorth, NA)	2.78	2/7/08	6,495,000 a	6,495,000
Albany Industrial Development Agency, Civic Facility Revenue (University at Albany Foundation Student Housing Corporation−Empire Commons East Project) (Insured; AMBAC and Liquidity Facility; Key Bank)	4.00	2/7/08	4,610,000 a	4,610,000
Albany Industrial Development Agency, Civic Facility Revenue (University at Albany Foundation Student Housing Corporation−Empire Commons North Project) (Insured; AMBAC and Liquidity Facility; Key Bank)	4.00	2/7/08	10,450,000 a	10,450,000
Alexandria Bay, GO Notes, BAN	4.25	9/18/08	1,495,000	1,499,071
Amsterdam Enlarged City School District, GO Notes, BAN	4.00	7/3/08	1,100,000	1,101,104
Avoca Central School District, GO Notes, BAN	4.00	6/26/08	2,200,000	2,201,690
BB&T Municipal Trust (New York State Dormitory Authority, Fashion Institute of Technology Housing Corporation, Insured Revenue) (Insured; FGIC and Liquidity Facility; Branch Banking and Trust Co.)	2.95	2/7/08	12,640,000 a,b	12,640,000
Board of Cooperative Educational Services for the Sole Supervisory District in the Counties of Cattaraugus, Allegany, Erie and Wyoming, RAN	4.00	12/30/08	3,000,000	3,022,541
Cattaraugus County Industrial Development Agency, Civic Facility Revenue (Young Men's Christian Association of Olean, N.Y. Project) (LOC; Key Bank)	2.24	2/7/08	3,495,000 a	3,495,000
Chautauqua County Industrial Development Agency, Civic Facility Revenue (Gerry Homes Project) (LOC; HSBC Bank USA)	2.25	2/7/08	12,930,000 a	12,930,000
Chemung County Industrial Development Agency, IDR (MMARS 2nd Program) (LOC; HSBC Bank USA)	2.25	2/7/08	1,045,000 a	1,045,000
Cincinnatus Central School District, GO Notes, BAN	4.00	6/18/08	3,200,000	3,202,896
Colonie, GO Notes, BAN	4.00	4/4/08	1,000,000	1,000,850
Colonie, GO Notes, BAN	4.00	4/4/08	1,600,000	1,600,667
Colonie, GO Notes, BAN	4.25	4/4/08	2,742,700	2,744,744
Columbia County Industrial Development Agency, Civic Facility Revenue (The Columbia Memorial Hospital Project) (LOC; Key Bank)	2.30	2/7/08	5,865,000 a	5,865,000
Dutchess County Industrial Development Agency, Civic Facility Revenue (Anderson Foundation for Autism, Inc. Project) (LOC; M&T Bank)	2.25	2/7/08	15,000,000 a	15,000,000
Dutchess County Industrial Development Agency, Civic Facility Revenue (Anderson Foundation for Autism, Inc. Project) (LOC; M&T Bank)	2.25	2/7/08	9,625,000 a	9,625,000
Dutchess County Industrial Development Agency, Civic Facility Revenue (Arbor Ridge Brookmeade Inc.) (LOC; M&T Bank)	2.25	2/7/08	10,000,000 a	10,000,000
Dutchess County Industrial Development Agency, Civic Facility Revenue, Refunding (Lutheran Center at Poughkeepsie, Inc. Project) (LOC; Key Bank)	2.14	2/7/08	3,750,000 a	3,750,000
Erie County Industrial Development Agency, Civic Facility Revenue (D'Youville College Project) (LOC; HSBC Bank USA)	2.25	2/7/08	6,915,000 a	6,915,000
Erie County Industrial Development Agency, Civic Facility Revenue (Heritage Center Project) (LOC; Key Bank)	2.24	2/7/08	2,050,000 a	2,050,000

Dreyfus New York Municipal Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
New York (continued)				
Erie County Industrial Development Agency, Civic Facility Revenue (YMCA of Greater Buffalo Project) (LOC; HSBC Bank USA)	2.25	2/7/08	900,000 a	900,000
Erie County Industrial Development Agency, Civic Facility Revenue (YMCA of Greater Buffalo Project) (LOC; HSBC Bank USA)	2.25	2/7/08	3,695,000 a	3,695,000
Erie County Industrial Development Agency, IDR (Hydro-Air Components Inc. Project) (LOC; HSBC Bank USA)	2.25	2/7/08	4,800,000 a	4,800,000
Erie County Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.00	2/7/08	3,245,000 a,b	3,245,000
Glens Falls City School District, GO Notes, RAN	4.25	6/18/08	1,000,000	1,001,814
Guilderland Industrial Development Agency, Civic Facility Revenue (Wildwood Programs, Inc. Project) (LOC; Key Bank)	2.24	2/7/08	4,580,000 a	4,580,000
Hamburg Central School District, GO Notes, BAN	4.25	7/3/08	2,055,000	2,058,716
Haverstraw-Stony Point Central School District, GO (Insured; FSA and Liquidity Facility; Citicorp)	2.27	2/7/08	6,300,000 a,b	6,300,000
Hempstead Industrial Development Agency, IDR (FCD Lynbrook LLC Facility) (Liquidity Facility; Goldman Sachs Group and LOC; Goldman Sachs Group)	2.27	2/7/08	6,350,000 a,b	6,350,000
Hempstead Town Industrial Development Agency, Multifamily Revenue (Terrace 100 LP Facility) (Liquidity Facility; Bank of America and LOC; Bank of America)	2.27	2/7/08	6,220,000 a,b	6,220,000
Herkimer County Industrial Development Agency, IDR (F.E. Hale Manufacturing Company Facility) (LOC; HSBC Bank USA)	2.25	2/7/08	2,120,000 a	2,120,000
Hudson Yards Infrastructure Corporation, Hudson Yards Senior Revenue (Insured; FGIC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	2.27	2/7/08	38,400,000 a,b	38,400,000
Lancaster Industrial Development Agency, IDR (Sealing Devices Inc. Project) (LOC; HSBC Bank USA)	2.25	2/7/08	2,410,000 a	2,410,000
Long Island Power Authority, CP (Long Island Lighting Company) (LOC; JPMorgan Chase Bank)	3.18	3/5/08	3,000,000	3,000,000
Long Island Power Authority, Electric System General Revenue	5.00	6/1/08	8,455,000	8,497,238
Metropolitan Transportation Authority, Transportation Revenue, CP (LOC; ABN-AMRO)	2.70	3/6/08	10,000,000	10,000,000
Metropolitan Transportation Authority, Transportation Revenue, CP (LOC; ABN-AMRO)	2.53	6/11/08	15,000,000	15,000,000
Metropolitan Transportation Authority, Transportation Revenue, CP (LOC; ABN-AMRO)	3.05	6/11/08	12,000,000	12,000,000
Monroe County, GO Notes, RAN	4.00	4/15/08	18,000,000	18,014,357
Monroe County Industrial Development Agency, IDR (Chaney Enterprise) (LOC; M&T Bank)	2.98	2/7/08	2,400,000 a	2,400,000
Monroe County Industrial Development Agency, IDR (Genesee Metal Stampings Inc. Facility) (LOC; HSBC Bank USA)	2.25	2/7/08	700,000 a	700,000
Monroe County Industrial Development Agency, Revenue (HDF-RWC Project 1, LLC– Robert Weslayan College Project) (LOC; M&T Bank)	2.19	2/7/08	2,800,000 a	2,800,000
Nassau County Industrial Development Agency, Civic Facility Revenue (Saint Mary's Children Project) (LOC; Commerce Bank)	2.25	2/7/08	1,705,000 a	1,705,000
Nassau County, GO Notes, BAN	3.63	2/15/08	2,000,000	2,000,104
New York City (Insured; MBIA and Liquidity Facility; Wachovia Bank)	1.95	2/1/08	2,500,000 a	2,500,000

Dreyfus New York Municipal Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
New York (continued)				
New York City (Liquidity Facility; Merrill Lynch)	2.32	2/7/08	7,000,000 a,b	7,000,000
New York City (LOC; JPMorgan Chase Bank)	1.90	2/1/08	3,400,000 a	3,400,000
New York City, CP (Insured; MBIA and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	2.90	2/5/08	3,000,000	3,000,000
New York City, CP (Insured; MBIA and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	2.69	4/9/08	2,000,000	2,000,000
New York City, GO Notes	5.00	8/1/08	460,000	463,573
New York City, GO Notes	5.00	8/1/08	2,135,000	2,156,113
New York City, GO Notes	5.00	8/1/08	1,600,000	1,615,822
New York City, GO Notes	5.00	9/1/08	1,135,000	1,144,698
New York City, GO Notes (LOC; Bank of America)	2.10	2/7/08	29,000,000 a	29,000,000
New York City, GO Notes (LOC; JPMorgan Chase Bank)	1.90	2/1/08	1,500,000 a	1,500,000
New York City, GO Notes (LOC; Landesbank Baden-Wurttemberg)	2.03	2/7/08	1,300,000 a	1,300,000
New York City Housing Development Corporation, Multi-Family Rental Housing Revenue (155 West 21st Street Development) (Liquidity Facility; FNMA and LOC; FNMA)	2.05	2/7/08	10,000,000 a	10,000,000
New York City Industrial Development Agency, Civic Facility Revenue (Birch Wathen Lenox School Project) (LOC; Allied Irish Banks)	2.23	2/7/08	5,150,000 a	5,150,000
New York City Industrial Development Agency, Civic Facility Revenue (Columbia Grammar and Preparatory School Project) (LOC; Allied Irish Banks)	2.23	2/7/08	5,370,000 a	5,370,000
New York City Industrial Development Agency, Civic Facility Revenue (French Institute-Alliance Francaise de New York–Federation of French Alliances in the United States Project) (LOC; M&T Bank)	2.28	2/7/08	2,155,000 a	2,155,000
New York City Industrial Development Agency, Civic Facility Revenue (Jewish Community Center on the Upper West Side, Inc. Project) (LOC; M&T Bank)	2.25	2/7/08	5,000,000 a	5,000,000
New York City Industrial Development Agency, Civic Facility Revenue (New York Psychotherapy Project) (LOC; JPMorgan Chase Bank)	2.16	2/7/08	3,000,000 a	3,000,000
New York City Industrial Development Agency, Civic Facility Revenue (Sephardic Community Youth Center, Inc. Project) (LOC; M&T Bank)	2.25	2/7/08	3,100,000 a	3,100,000
New York City Industrial Development Agency, Civic Facility Revenue (Spence-Chapin, Services to Families and Children Project) (LOC; Allied Irish Banks)	2.23	2/7/08	2,875,000 a	2,875,000
New York City Industrial Development Agency, Civic Facility Revenue (Village Community School Project) (LOC; M&T Bank)	2.28	2/7/08	2,405,000 a	2,405,000
New York City Industrial Development Agency, Civic Facilty Revenue (Wartburg Lutheran Home for the Aging and Wartburg Nursing Home, Inc. Project) (LOC; Key Bank)	2.14	2/7/08	8,800,000 a	8,800,000
New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center, LLC Project) (LOC; Citibank NA and Liquidity Facility; Citibank NA)	2.27	2/7/08	2,200,000 a,b	2,200,000
New York City Municipal Water Finance Authority, CP (LOC: Landesbank Baden-Wurttemberg and Landesbank Hessen-Thuringen Girozentrale)	2.90	2/14/08	15,000,000	15,000,000

Dreyfus New York Municipal Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
New York (continued)				
New York City Municipal Water Finance Authority, CP (LOC: Landesbank Baden-Wurttemberg and Landesbank Hessen-Thuringen Girozentrale)	3.35	2/15/08	20,000,000	20,000,000
New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; JPMorgan Chase Bank)	1.93	2/1/08	1,215,000 [a]	1,215,000
New York Counties Tobacco Trust I, Revenue (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.00	2/7/08	9,610,000 [a,b]	9,610,000
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.00	2/7/08	15,225,000 [a,b]	15,225,000
New York Liberty Development Corporation, Revenue (Goldman Sachs Headquarters Issue) (Liquidity Facility; Citibank NA)	2.27	2/7/08	9,300,000 [a,b]	9,300,000
New York State (LOC; Dexia Credit Locale)	3.20	5/15/08	6,150,000	6,150,000
New York State (LOC; Dexia Credit Locale)	2.80	7/2/08	4,000,000	4,000,000
New York State Dormitory Authority, Insured Revenue (Barnard College) (Insured; FGIC and Liquidity Facility; DEPFA Bank PLC)	5.00	2/7/08	8,200,000 [a]	8,200,000
New York State Dormitory Authority, Insured Revenue (Long Island University) (Insured; CIFG and Liquidity Facility; Dexia Credit Locale)	5.00	2/1/08	11,155,000 [a]	11,155,000
New York State Dormitory Authority, Insured Revenue (Long Island University) (Insured; CIFG and Liquidity Facility; Dexia Credit Locale)	5.00	2/1/08	6,000,000 [a]	6,000,000
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group) (Liquidity Facility; Merrill Lynch)	2.32	2/7/08	9,335,000 [a,b]	9,335,000
New York State Dormitory Authority, Revenue (The Rockefeller University)	1.75	2/7/08	6,000,000 [a]	6,000,000
New York State Dormitory Authority, Revenue, CP (Cornell University)	2.70	3/6/08	12,000,000	12,000,000
New York State Dormitory Authority, School Districts Revenue Bond Financing Program Revenue (Insured; MBIA)	5.00	10/1/08	10,235,000	10,367,174
New York State Dormitory Authority, Third General Resolution Revenue (State University Educational Facilities Issue) (Insured; FGIC and Liquidity Facility; Lehman Liquidity Co.)	2.58	2/7/08	1,400,000 [a,b]	1,400,000
New York State Housing Finance Agency, Housing Revenue (70 Battery Place) (LOC; FNMA)	1.98	2/7/08	20,600,000 [a]	20,600,000
New York State Housing Finance Agency, Housing Revenue (316 Eleventh Avenue) (Liquidity Facility; FNMA and LOC; FNMA)	1.95	2/7/08	20,000,000 [a]	20,000,000
New York State Housing Finance Agency, Housing Revenue (Avalon Bowery Place II) (LOC; Bank of America)	2.15	2/7/08	12,000,000 [a]	12,000,000
New York State Housing Finance Agency, Housing Revenue (North End Avenue) (Liquidity Facility; FNMA)	2.57	2/7/08	1,700,000 [a]	1,700,000
New York State Mortgage Agency, Homeowner Mortgage Revenue (Liquidity Facility; Dexia Credit Locale)	2.05	2/7/08	15,000,000 [a]	15,000,000
New York State Thruway Authority, Local Highway and Bridge Service Contract Bonds	5.10	4/1/08	5,000,000	5,013,587
New York State Thruway Authority, Second General Highway and Bridge Trust Fund Revenue	5.00	4/1/08	2,850,000	2,857,103

Dreyfus New York **Municipal Cash Management** (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
New York (continued)				
New York State Urban Development Corporation, COP (James A. Farley Post Office Project) (Liquidity Facility; Citigroup and LOC; Citigroup)	2.29	2/7/08	22,550,000 a,b	22,550,000
New York State Urban Development Corporation, State Personal Income Tax Revenue (Economic Development and Housing)	4.00	12/15/08	13,960,000	14,126,640
New York State Urban Development Corporation, State Personal Income Tax Revenue (State Facilities and Equipment) (Liquidity Facility; Morgan Stanley Bank)	2.23	2/7/08	33,450,500 a,b	33,450,500
Newburgh Industrial Development Agency, Civic Facility Revenue (Community Development Properties Dubois Street II, Inc. Project) (LOC; Key Bank)	2.14	2/7/08	3,500,000 a	3,500,000
Niagara County Industrial Development Agency, Civic Facility Revenue (Niagara University Project) (Liquidity Facility; HSBC Bank USA)	2.20	2/7/08	5,000,000 a	5,000,000
North Syracuse Central School District, GO Notes, RAN	4.00	6/19/08	1,400,000	1,401,276
Onondaga County Industrial Development Agency, IDR (ICM Controls Corporation Project) (LOC; M&T Bank)	2.93	2/7/08	2,500,000 a	2,500,000
Ontario County Industrial Development Agency, IDR (Dixit Enterprises) (LOC; HSBC Bank USA)	2.25	2/7/08	2,900,000 a	2,900,000
Orange County Industrial Development Agency, Civic Facility Revenue (Saint Luke's Cornwall Hospital Project) (LOC; Key Bank)	2.14	2/7/08	4,000,000 a	4,000,000
Otsego County Industrial Development Agency, Civic Facility Revenue (Templeton Foundation Project) (LOC; Key Bank)	2.24	2/7/08	3,375,000 a	3,375,000
Patchogue-Medford Union Free School District, GO Notes, TAN	4.50	6/27/08	3,700,000	3,707,858
Port Authority of New York and New Jersey, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.48	2/11/08	9,250,000	9,250,000
Port Authority of New York and New Jersey, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	2.78	3/6/08	9,325,000	9,325,000
Rensselaer Industrial Development Agency, IDR (Capital View Office Park Project) (LOC; M&T Bank)	3.85	12/31/08	4,265,000	4,265,000
Saint Lawrence County Industrial Development Agency, Civic Facility Revenue, Refunding (Claxton-Hepburn Medical Center Project) (LOC; Key Bank)	2.14	2/7/08	3,800,000 a	3,800,000
Salamanca City Central School District, GO Notes, BAN	4.00	9/26/08	1,400,000	1,407,802
Sales Tax Asset Receivable Corporation, Sales Tax Asset Revenue (Insured; AMBAC and Liquidity Facility; Citibank NA)	2.52	2/7/08	5,330,000 a,b	5,330,000
Schenectady Industrial Development Agency, Civic Facility Revenue (Union Graduate College Project) (LOC; M&T Bank)	2.32	2/7/08	5,660,000 a	5,660,000
Smithtown Central School District, GO Notes, TAN	4.00	6/27/08	9,700,000	9,721,680
Suffolk County, GO Notes, Refunding (Southwest Sewer District) (Insured; MBIA)	6.00	2/1/08	3,225,000	3,225,000
Suffolk County, GO Notes, TAN	3.50	8/14/08	16,000,000	16,058,779
Suffolk County Industrial Development Agency, IDR (Wolf Family LLC/ Contract Pharmacal Corporation Facility) (LOC; HSBC Bank USA)	2.27	2/7/08	4,215,000 a	4,215,000
Syracuse Industrial Development Agency, Civic Facility Revenue (Community Development Properties-Larned Project) (LOC; M&T Bank)	2.19	2/7/08	5,505,000 a	5,505,000
Syracuse Industrial Development Agency, Civic Facility Revenue (Crouse Health Hospital, Inc. Project) (LOC; Key Bank)	2.14	2/7/08	3,925,000 a	3,925,000

Dreyfus New York Municipal Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
New York (continued)				
Syracuse Industrial Development Agency, Civic Facility Revenue (Crouse Health Hospital, Inc. Project) (LOC; Key Bank)	2.14	2/7/08	5,000,000 [a]	5,000,000
Syracuse Industrial Development Agency, Civic Facility Revenue (Syracuse University Project) (LOC; JPMorgan Chase Bank)	1.80	2/1/08	8,000,000 [a]	8,000,000
Syracuse Industrial Development Agency, Housing Revenue (Masonic Lofts LLC Project) (LOC; Key Bank)	2.31	2/7/08	4,050,000 [a]	4,050,000
Tompkins County Industrial Development Agency, Civic Facility Revenue (Cornell University Project) (Liquidity Facility; JPMorgan Chase Bank)	1.80	2/1/08	2,525,000 [a]	2,525,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.00	2/7/08	5,000,000 [a,b]	5,000,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.00	2/7/08	26,140,000 [a,b]	26,140,000
Ulster County Industrial Development Agency, IDR (Selux Corporation Project) (LOC; M&T Bank)	2.35	2/7/08	1,560,000 [a]	1,560,000
Watervliet City School District, GO Notes, BAN	4.00	6/30/08	2,100,000	2,101,672
Westchester County Industrial Development Agency, Civic Facility Revenue (Mercy College Project) (LOC; Key Bank)	2.22	2/7/08	1,900,000 [a]	1,900,000
Westchester County Industrial Development Agency, Civic Facility Revenue (The Masters School Civic Facility) (LOC; Allied Irish Banks)	2.23	2/7/08	3,325,000 [a]	3,325,000
Westchester County Industrial Development Agency, Civic Facility Revenue (The Rye YMCA Project) (LOC; Allied Irish Banks)	2.19	2/7/08	2,500,000 [a]	2,500,000
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.00	2/7/08	13,865,000 [a,b]	13,865,000
Yonkers Industrial Development Agency, MFHR (Main Street Lofts Yonkers LLC Project) (LOC; M&T Bank)	2.30	2/7/08	15,000,000 [a]	15,000,000
Yonkers Industrial Development Agency, Revenue (Merlots Program) (Insured; GNMA and Liquidity Facility; Wachovia Bank)	2.29	2/7/08	4,215,000 [a,b]	4,215,000
U.S. Related—3.2%				
Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citibank NA and LOC; Citibank NA)	2.28	2/7/08	20,000,000 [a,b]	20,000,000
Puerto Rico Commonwealth, TRAN (LOC: Banco Bilbao Vizcaya Argentaria S.A., Banco Santander S.A., Bank of Nova Scotia, BNP Paribas, Dexia Credit Locale, Fortis Bank and KBC Bank)	4.25	7/30/08	10,000,000	10,040,963
Total Investments (cost $926,446,032)			**98.4%**	**926,446,032**
Cash and Receivables (Net)			**1.6%**	**15,022,989**
Net Assets			**100.0%**	**941,469,021**

See footnotes on page 63.
See notes to financial statements.

Dreyfus Tax Exempt Cash Management	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments−90.6%				
Alabama−1.6%				
Greater Montgomery Educational Building Authority, Educational Facility Revenue (Huntingdon College Project) (LOC; Regions Bank)	2.23	2/7/08	16,116,000 a	16,116,000
Jefferson County, GO Warrants (Liquidity Facility: Bayerische Landesbank and JPMorgan Chase Bank)	1.88	2/1/08	17,325,000 a	17,325,000
Jefferson County Public Park and Recreation Board, Revenue (YMCA of Birmingham Project) (LOC; Amsouth Bank)	2.24	2/7/08	2,000,000 a	2,000,000
Mobile Infirmary Health System Special Care Facilities Financing Authority, Revenue (Infirmary Health System, Inc.) (LOC; Regions Bank)	2.00	2/7/08	15,000,000 a	15,000,000
University of Alabama Board of Trustees, General Revenue (University of Alabama) (Insured; MBIA and Liquidity Facility; Southtrust Bank)	3.20	2/7/08	6,335,000 a	6,335,000
University of Alabama Board of Trustees, HR (University of Alabama at Birmingham) (Insured; AMBAC and Liquidity Facility; Fortis Bank)	2.85	2/7/08	10,600,000 a	10,600,000
University of South Alabama, University Tuition Revenue, Refunding (Insured; AMBAC and Liquidity Facility; Morgan Stanley Bank)	3.92	2/7/08	14,945,000 a,b	14,945,000
Arizona−3.3%				
Arizona Health Facilities Authority, HR (Phoenix Children's Hospital) (Liquidity Facility; BNP Paribas and LOC; BNP Paribas)	2.30	2/7/08	12,505,000 a,b	12,505,000
Arizona Health Facilities Authority, HR (Phoenix Children's Hospital) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.30	2/7/08	16,000,000 a,b	16,000,000
Arizona Health Facilities Authority, HR (Phoenix Children's Hospital) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.30	2/7/08	9,995,000 a,b	9,995,000
Arizona Health Facilities Authority, Revenue (La Loma Village) (LOC; Citibank NA)	2.25	2/7/08	18,300,000 a	18,300,000
Arizona School District, COP (TAN Financing Program)	4.50	7/30/08	16,500,000	16,567,546
Maricopa County, HR, Refunding (Sun Health Corporation) (LOC; ABN-AMRO)	2.24	2/7/08	21,565,000 a	21,565,000
Phoenix Civic Improvement Corporation, Excise Tax Revenue (Putters Program) (Civic Plaza Expansion Project) (Insured; FGIC and Liquidity Facility; PB Capital Finance)	2.90	2/7/08	8,210,000 a,b	8,210,000
Puttable Floating Option Tax Exempt Receipts (Phoenix Civic Improvement Corporation, Junior Lien Water System Revenue) (Insured; MBIA and Liquidity Facility; Merrill Lynch Capital Services)	2.75	2/7/08	20,430,000 a,b	20,430,000
Salt River Project Agricultural Improvement and Power District, CP (Salt River Project) (Liquidity Facility: Bank of America, Citibank NA, JPMorgan Chase Bank and Wells Fargo Bank)	2.90	3/10/08	35,000,000	35,000,000
Salt River Project Agricultural Improvement and Power District, CP (Salt River Project) (Liquidity Facility: Bank of America, Citibank NA, JPMorgan Chase Bank, Marshall and Isley Bank and Wells Fargo Bank)	3.50	2/11/08	15,000,000	15,000,000
Arkansas−.9%				
Benton County Public Facilities Board, College Parking Facility Revenue (NorthWest Arkansas Community College Project) (LOC; Regions Bank)	2.22	2/7/08	8,150,000 a	8,150,000
North Little Rock Health Facilities Board, Healthcare Revenue (Baptist Health) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	4.00	2/7/08	40,000,000 a	40,000,000
California−1.4%				
California, Economic Recovery Bonds (Liquidity Facility; JPMorgan Chase Bank)	1.57	2/1/08	3,750,000 a	3,750,000
California, GO (Kindergarten-University) (LOC: Citibank NA, National Australia Bank and State Street Bank and Trust Co.)	1.50	2/1/08	3,260,000 a	3,260,000

Dreyfus Tax Exempt Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
California (continued)				
California, RAN	4.00	6/30/08	15,000,000	15,038,027
California Department of Water Resources, Power Supply Revenue (LOC: Bayerische Landesbank and Westdeutsche Landesbank)	1.67	2/1/08	7,100,000 [a]	7,100,000
California Department of Water Resources, Power Supply Revenue (LOC: JPMorgan Chase Bank and Societe Generale)	1.50	2/1/08	2,100,000 [a]	2,100,000
California Pollution Control Financing Authority, PCR, Refunding (Pacific Gas and Electric Company) (LOC; Bank One N.A.)	1.50	2/1/08	22,760,000 [a]	22,760,000
California Pollution Control Financing Authority, PCR, Refunding (Pacific Gas and Electric Company) (LOC; Bank One N.A.)	1.60	2/1/08	6,400,000 [a]	6,400,000
California Pollution Control Financing Authority, PCR, Refunding (Pacific Gas and Electric Company) (LOC; JPMorgan Chase Bank)	1.60	2/1/08	11,200,000 [a]	11,200,000
Colorado—1.0%				
Colorado Educational and Cultural Facilities Authority, Revenue (National Jewish Federation Bond Program) (LOC; Bank of America)	1.90	2/1/08	1,605,000 [a]	1,605,000
RBC Municipal Products Inc. Trust (Meridian Village Metropolitan District Number One, Improvement Revenue) (Liquidity Facility; Royal Bank of Canada and LOC; Royal Bank of Canada)	2.28	2/7/08	17,600,000 [a,b]	17,600,000
Southern Ute Indian Tribe of the Southern Ute Indian Reservation, Revenue	2.20	2/7/08	26,000,000 [a]	26,000,000
Southglenn Metropolitan District, Special Revenue (LOC; BNP Paribas)	2.25	2/7/08	8,000,000 [a]	8,000,000
Delaware—.4%				
Delaware Economic Development Authority, MFHR (School House Project) (LOC; HSBC Bank USA)	2.25	2/7/08	13,000,000 [a]	13,000,000
Delaware Economic Development Authority, Revenue (Connections CSP Project) (LOC; Mercantile-Safe Deposit and Trust Company)	2.80	2/7/08	6,940,000 [a]	6,940,000
District of Columbia—1.6%				
Anacostia Waterfront Corporation, PILOT Revenue (Merlots Program) (Liquidity Facility; Wachovia Bank and LOC; Wachovia Bank)	2.24	2/7/08	50,000,000 [a,b]	50,000,000
District of Columbia, Revenue, CP (National Academy of Science) (Insured; AMBAC and Liquidity Facility; Bank of America)	3.48	3/12/08	11,500,000	11,500,000
District of Columbia, University Revenue (The George Washington University Issue) (Insured; MBIA and Liquidity Facility; Bank of America)	3.80	2/7/08	20,085,000 [a]	20,085,000
Florida—6.4%				
ABN-AMRO Munitops Certificates Trust (Port Saint Lucie, Utility System Revenue) (Insured; MBIA and LOC; ABN-AMRO)	3.10	2/7/08	3,500,000 [a]	3,500,000
Broward County, Sales Tax Revenue, CP (Liquidity Facility; Dexia Credit Locale)	2.40	4/15/08	47,088,000	47,088,000
Broward County Educational Facilities Authority, Educational Facilities Revenue (Nova Southeastern University Project) (LOC; Bank of America)	1.80	2/1/08	10,200,000 [a]	10,200,000
Florida Higher Educational Facilities Financing Authority, Revenue (Jacksonville University Project) (LOC; Regions Bank)	2.15	2/7/08	7,000,000 [a]	7,000,000
Florida Hurricane Catastrophe Fund Finance Corporation, Revenue	5.00	7/1/08	15,500,000	15,577,461
Florida, State Board of Education, Public Education Capital Outlay, GO Notes (LOC; Citibank NA)	2.28	2/7/08	5,930,000 [a]	5,930,000

Dreyfus Tax Exempt Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Florida (continued)				
Florida, State Board of Education, Public Education Capital Outlay (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	2.25	2/7/08	15,985,000 a,b	15,985,000
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	2.17	2/7/08	7,000,000 a	7,000,000
Hillsborough County, Community Investment Tax Revenue (Insured; AMBAC)	5.00	11/1/08	7,135,000	7,215,970
Marion County Hospital District, Health System Improvement Revenue (Munroe Regional Health System) (LOC; Amsouth Bank)	2.16	2/7/08	7,060,000 a	7,060,000
Orange County Health Facilities Authority, Revenue, CP (LOC; SunTrust Bank)	2.95	2/20/08	12,300,000	12,300,000
Orange County Housing Finance Authority, MFHR, Refunding (Heather Glen Apartments) (Insured; FNMA and Liquidity Facility; FNMA)	2.17	2/7/08	1,800,000 a	1,800,000
Orlando-Orange County Expressway Authority, Revenue (Insured; FSA and Liquidity Facility; Morgan Stanley Bank)	2.27	2/7/08	3,985,000 a,b	3,985,000
Palm Beach County School District, GO Notes, TAN	4.00	9/24/08	26,000,000	26,092,304
Port Orange, Revenue (Palmer College of Chiropractic Florida Project) (LOC; ABN-AMRO)	2.25	2/7/08	4,280,000 a	4,280,000

Sunshine State Governmental Financing Commission, Revenue
  (Governmental Financing Program) (Insured;
  AMBAC and Liquidity Facility; Dexia Credit Locale)
	4.50	2/1/08	42,285,000 a	42,285,000

Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.00	2/14/08	9,383,000	9,383,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.37	3/12/08	10,000,000	10,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	2.65	4/8/08	11,676,000	11,676,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	2.65	4/8/08	15,438,000	15,438,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	2.58	6/11/08	29,890,000	29,890,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; Dexia Credit Locale)	3.00	2/14/08	28,680,000	28,680,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; JPMorgan Chase Bank)	2.70	5/9/08	10,000,000	10,000,000
Tampa, Educational Facilities Revenue (Trinity School for Children Project) (LOC; Regions Bank)	2.23	2/7/08	4,775,000 a	4,775,000
Georgia—3.3%				
Atlanta, Airport General Revenue, Refunding (Hartsfield International Airport) (Insured; MBIA and Liquidity Facility; Bayerische Landesbank)	7.00	2/7/08	65,330,000 a	65,330,000
Fulton County Housing Authority, MFHR (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital Services)	5.30	2/7/08	25,365,000 a,b	25,365,000
Georgia Ports Authority, Revenue (Garden City Terminal Project) (LOC; SunTrust Bank)	2.12	2/7/08	12,000,000 a	12,000,000
Georgia Road and Thruway Authority, Federal Highway Reimbursement Revenue, CP (Liquidity Facility; State Street Bank and Trust Co.)	2.80	3/4/08	20,000,000	20,000,000
Metropolitan Atlanta Rapid Transit Authority, Sales Tax Revenue, CP (LOC; Dexia Credit Locale)	2.70	5/8/08	15,000,000	15,000,000
Municipal Electric Authority of Georgia, CP (LOC; JPMorgan Chase Bank)	2.70	4/9/08	15,420,000	15,420,000

Dreyfus Tax Exempt Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Georgia (continued)				
Private Colleges and Universities Authority, CP (Emory University Project)	3.55	3/6/08	12,500,000	12,500,000
Private Colleges and Universities Authority, CP (Emory University Project)	2.68	4/4/08	6,000,000	6,000,000
Idaho−.1%				
Idaho Housing and Finance Association, Nonprofit Facilities Revenue (Albertson College of Idaho Project) (LOC; Key Bank)	2.20	2/7/08	3,885,000 [a]	3,885,000
Illinois−5.4%				
Channahon, Revenue, Refunding (Morris Hospital) (LOC; U.S. Bank NA)	2.10	2/7/08	3,915,000 [a]	3,915,000
Chicago O'Hare International Airport, General Airport Third Lien Revenue (Insured; FGIC and Liquidity Facility; PB Finance Inc.)	2.28	2/7/08	5,090,000 [a,b]	5,090,000
Chicago O'Hare International Airport, Revenue, CP (LOC: Dexia Credit Locale, Fortis Bank, Societe Generale and State Street Bank and Trust Co.)	3.43	2/13/08	15,172,000	15,172,000
Chicago O'Hare International Airport, Revenue, CP (LOC: Dexia Credit Locale, Fortis Bank, Societe Generale and State Street Bank and Trust Co.)	2.75	2/14/08	11,919,000	11,919,000
Chicago O'Hare International Airport, Revenue, CP (LOC: Dexia Credit Locale, Fortis Bank, Societe Generale and State Street Bank and Trust Co.)	3.05	2/14/08	25,197,000	25,197,000
Chicago O'Hare International Airport, Revenue, CP (LOC: Dexia Credit Locale, Fortis Bank, Societe Generale and State Street Bank and Trust Co.)	2.75	2/20/08	23,921,000	23,921,000
DuQuoin, Industrial Improvement Revenue, Refunding (Marshall Browning Hospital Project) (LOC; Comerica Bank)	2.83	2/7/08	10,250,000 [a]	10,250,000
Illinois Development Finance Authority, Revenue (Lyric Opera of Chicago Project) (LOC: Bank One N.A., Harris N.A. and Northern Trust Co.)	2.18	2/7/08	30,300,000 [a]	30,300,000
Illinois Educational Facility Authority, Revenue, CP (Pooled Finance Program) (LOC; Northern Trust Co.)	3.33	3/12/08	15,000,000	15,000,000
Illinois Finance Authority, Revenue, Refunding (Fairview Obligated Group) (LOC; LaSalle National Bank NA)	2.14	2/7/08	16,200,000 [a]	16,200,000
Illinois Housing Development Authority, Homeowner Mortgage Revenue	3.45	10/1/08	2,240,000	2,240,000
Illinois Toll Highway Authority, Toll Highway Senior Priority Revenue (Insured; XLCA and Liquidity Facility; Dexia Credit Locale)	3.45	2/7/08	125,000,000 [a]	125,000,000
Indiana−2.0%				
Indiana Educational Facilities Authority, Revenue (Martin University Project) (LOC; Key Bank)	2.23	2/7/08	2,945,000 [a]	2,945,000
Indiana Health and Educational Facility Financing Authority, Revenue (Ascension Health Senior Credit Group) (Liquidity Facility; Citigroup Inc.)	2.28	2/7/08	55,000,000 [a,b]	55,000,000
Indianapolis Local Public Improvement Bond Bank, Limited Recourse Notes (City of Indianapolis County Option Income TRAN)	4.00	1/12/09	6,250,000	6,298,587
Indianapolis Local Public Improvement Bond Bank, Notes	2.90	7/1/08	20,000,000	20,000,000
Indianapolis Local Public Improvement Bond Bank, Notes	2.95	1/8/09	18,000,000	18,000,000
Pike Township Multi-School Building Corporation, First Mortgage Revenue (Insured; AMBAC)	4.50	7/15/08	3,250,000	3,261,820
Iowa−.2%				
Tobacco Settlement Authority of Iowa, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Citibank NA and LOC; Citigroup Global Market Holdings)	2.29	2/7/08	11,810,000 [a,b]	11,810,000

Dreyfus Tax Exempt Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Kansas−.5%				
Olathe, Temporary Notes	4.00	6/1/08	28,615,000	28,666,768
Kentucky−1.3%				
Fort Mitchell, Kentucky League of Cities Funding Trust, LR (Trust Lease Program) (LOC; U.S. Bank NA)	2.82	2/7/08	7,800,000 a	7,800,000
Kentucky Asset/Liability Commission, General Fund Revenue, CP (Liquidity Facility; Dexia Credit Locale)	3.40	2/13/08	12,500,000	12,500,000
Madisonville, HR (Trover Clinic Foundation, Inc.) (Insured; Assured Guaranty and Liquidity Facility; JPMorgan Chase Bank)	2.24	2/7/08	19,250,000 a	19,250,000
Public Energy Authority of Kentucky, Inc., Gas Supply Revenue (Liquidity Facility; Societe Generale)	1.92	2/1/08	24,600,000 a	24,600,000
Richmond, Lease Program Revenue (Kentucky League of Cities Funding Trust) (LOC; U.S. Bank NA)	2.82	2/7/08	2,000,000 a	2,000,000
Louisiana−1.7%				
Louisiana Local Government Environmental Facilities and Community Development Authority, Healthcare Facilities Revenue, Refunding (Saint James Place of Baton Rouge Project) (LOC; ABN-AMRO)	2.25	2/7/08	11,520,000 a	11,520,000
Louisiana Municipal Natural Gas Purchasing and Distribution Authority, Revenue (Putters Program) (Gas Project Number 1) (Liquidity Facility; JPMorgan Chase Bank and LOC; JPMorgan Chase Bank)	2.25	2/7/08	27,029,000 a,b	27,029,000
Louisiana Public Facilities Authority, HR (Touro Infirmary Project) (Liquidity Facility; Merrill Lynch)	3.30	2/7/08	34,045,000 a,b	34,045,000
Plaquemines Port Harbor and Terminal District, Port Facility Revenue (Chevron Pipe Line Company Project)	3.85	9/1/08	4,895,000	4,894,079
Tobacco Settlement Financing Corporation of Louisiana, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.00	2/7/08	9,115,000 a,b	9,115,000
Maryland−.3%				
Baltimore County Revenue Authority, Golf System Revenue (LOC; M&T Bank)	2.83	2/7/08	4,100,000 a	4,100,000
Frederick County, Revenue, Refunding (Manekin-Frederick Associates Facility) (LOC; M&T Bank)	2.90	2/7/08	2,550,000 a	2,550,000
Maryland Economic Development Corporation, Revenue (Easter Seals Facility) (LOC; M&T Bank)	2.83	2/7/08	6,900,000 a	6,900,000
Maryland Economic Development Corporation, Revenue (Legal Aid Bureau Inc. Facility) (LOC; M&T Bank)	2.85	2/7/08	2,355,000 a	2,355,000
Massachusetts−2.8%				
Massachusetts, CP (LOC; Bank of Nova Scotia)	3.34	3/5/08	40,000,000	40,000,000
Massachusetts Development Finance Agency, Revenue (Lesley University Issue) (LOC; Bank of America)	2.18	2/7/08	7,200,000 a	7,200,000
Massachusetts Development Finance Agency, Revenue (Northfield Mount Hermon School Issue) (LOC; JPMorgan Chase Bank)	2.18	2/7/08	30,000,000 a	30,000,000
Massachusetts Development Finance Agency, Revenue (Suffolk University Issue) (Insured; Assured Guaranty and Liquidity Facility; JPMorgan Chase Bank)	2.18	2/7/08	16,000,000 a	16,000,000
Massachusetts Development Finance Agency, Revenue, Refunding (Wentworth Institute of Technology Issue) (LOC; JPMorgan Chase Bank)	2.18	2/7/08	14,635,000 a	14,635,000
Massachusetts Development Finance Agency, Revenue, Refunding (Wentworth Institute of Technology Issue) (LOC; JPMorgan Chase Bank)	2.18	2/7/08	20,000,000 a	20,000,000

Dreyfus Tax Exempt Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Massachusetts (continued)				
Massachusetts Health and Educational Facilities Authority, Revenue (Cape Cod Healthcare Obligated Group Issue) (Insured; Assured Guaranty and Liquidity Facility; Bank of America)	2.23	2/7/08	15,000,000 [a]	15,000,000
Massachusetts Health and Educational Facilities Authority, Revenue (Wellesley College Issue)	1.95	2/7/08	3,000,000 [a]	3,000,000
Massachusetts School Building Authority, Dedicated Sales Tax Bonds (Putters Program) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	2.25	2/7/08	3,180,000 [a,b]	3,180,000
Michigan—6.5%				
Detroit, TAN (LOC; Bank of Nova Scotia)	4.50	3/1/08	45,100,000	45,129,197
Detroit, Water Supply System Revenue (Merlots Program) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	2.51	2/7/08	12,760,000 [a,b]	12,760,000
Detroit, Water Supply System Revenue, Refunding (Insured; FGIC and Liquidity Facility; DEPFA Bank PLC)	4.20	2/7/08	61,050,000 [a]	61,050,000
Detroit Downtown Development Authority, LR, Refunding (Millender Center Project) (LOC; HSBC Bank USA)	2.30	2/7/08	17,200,000 [a]	17,200,000
Greater Detroit Resource Recovery Authority, RRR (Insured; AMBAC)	6.25	12/13/08	7,755,000	7,984,724
Marquette County Economic Development Corporation, LOR (Bell Memorial Hospital Project) (LOC; Charter One Bank)	2.83	2/7/08	32,285,000 [a]	32,285,000
Michigan, GO Notes	4.00	9/30/08	20,000,000	20,138,067
Michigan Building Authority, Multi-Modal Revenue (Facilities Program) (LOC; JPMorgan Chase Bank)	2.17	2/7/08	35,500,000 [a]	35,500,000
Michigan Higher Education Facilities Authority, Revenue, Refunding (Walsh College Project) (LOC; Commerce Bank)	2.22	2/7/08	9,535,000 [a]	9,535,000
Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank)	2.23	2/7/08	10,000,000 [a]	10,000,000
Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank)	2.23	2/7/08	15,000,000 [a]	15,000,000
Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank)	2.23	2/7/08	5,200,000 [a]	5,200,000
Michigan Municipal Bond Authority, Revenue Notes	4.50	8/20/08	15,000,000	15,065,078
Michigan Municipal Bond Authority, Revenue Notes (LOC; Bank of Nova Scotia)	4.50	8/20/08	10,000,000	10,043,385
Michigan Strategic Fund, LOR (Legal Aid and Defender Association, Inc. Project) (LOC; JPMorgan Chase Bank)	2.86	2/7/08	12,640,000 [a]	12,640,000
University of Michigan, CP	3.42	2/7/08	19,650,000	19,650,000
Waterford Township Economic Development Corporation, LOR, Refunding (Canterbury Health Care Inc. Project) (LOC; KBC Bank)	2.25	2/7/08	10,585,000 [a]	10,585,000
Minnesota—.9%				
University of Minnesota, CP	2.50	5/20/08	20,000,000	20,000,000
University of Minnesota, CP	2.55	5/20/08	25,000,000	25,000,000
Mississippi—1.3%				
Mississippi, GO Notes	6.20	2/1/08	3,830,000	3,830,000
Mississippi Business Finance Corporation, Health Care Facilities Revenue (Rush Medical Foundation Project) (LOC; Regions Bank)	2.82	2/7/08	24,100,000 [a]	24,100,000
Mississippi Business Finance Corporation, Revenue (DDR Gulfport Promenade LLC Project) (LOC; Regions Bank)	2.25	2/7/08	7,000,000 [a]	7,000,000

Dreyfus Tax Exempt Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Mississippi (continued)				
Mississippi Business Finance Corporation, Revenue (Gulf Ship, L.L.C. Project Phase III) (LOC; Regions Bank)	2.25	2/7/08	15,000,000 [a]	15,000,000
Puttable Floating Option Tax Exempt Receipts (Mississippi, GO (Community Heritage Preservation Grant Program)) (Insured; MBIA and Liquidity Facility; Merrill Lynch Captial Services)	2.75	2/7/08	13,920,000 [a,b]	13,920,000
University of Mississippi Educational Building Corporation, Revenue (Campus Improvements Project) (Insured; MBIA and Liquidity Facility; Amsouth Bank)	3.20	2/7/08	4,260,000 [a]	4,260,000
Missouri−.1%				
Missouri Health and Educational Facilities Authority, School District Advance Funding Program Notes (Mehlville R-IX School District)	4.25	11/3/08	6,955,000	6,992,850
Nebraska−1.5%				
Nebhelp Inc., Revenue (Insured; MBIA and Liquidity Facility; Lloyds TSB Bank PLC)	2.85	2/7/08	31,780,000 [a]	31,780,000
Nebhelp Inc., Revenue (Insured; MBIA and Liquidity Facility; Lloyds TSB Bank PLC)	2.85	2/7/08	35,560,000 [a]	35,560,000
Omaha Public Power District, Electric Revenue, CP (Liquidity Facility; JPMorgan Chase Bank)	2.90	3/6/08	13,300,000	13,300,000
Nevada−.3%				
Clark County School District, GO Notes (Putters Program) (Insured; FSA and Liquidity Facility; PB Capital Finance)	2.25	2/7/08	6,905,000 [a,b]	6,905,000
Las Vegas Valley Water District, Revenue, Refunding	5.00	6/1/08	2,750,000	2,762,002
Nevada, GO (Limited Tax) Capital Improvement and Cultural Affairs, Refunding	5.00	2/1/08	4,955,000	4,955,000
New Hampshire−.3%				
New Hampshire Health and Education Facilities Authority, HR (Catholic Medical Center Issue) (LOC; Citizens Bank of Massachusetts)	2.22	2/7/08	9,235,000 [a]	9,235,000
New Hampshire Health and Education Facilities Authority, RAN/Capital Notes (The Riverwoods Company, at Exeter, New Hampshire)	4.50	9/26/08	4,000,000	4,014,997
New York−2.0%				
New York City, GO (LOC; Bank of America)	2.68	2/7/08	5,000,000 [a]	5,000,000
New York City Capital Resources Corporation, Revenue (Loan Enhanced Assistance Program) (LOC; Bank of America)	2.10	2/7/08	6,000,000 [a]	6,000,000
New York City Municipal Water Finance Authority, CP (LOC: Landesbank Baden-Wurttemberg and Landesbank Hessen-Thuringen Girozentrale)	3.35	2/15/08	16,100,000	16,100,000
New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; Societe Generale)	1.99	2/7/08	6,500,000 [a]	6,500,000
New York State Dormitory Authority, Insured Revenue (Long Island University) (Insured; CIFG and Liquidity Facility; Dexia Credit Locale)	5.00	2/1/08	5,300,000 [a]	5,300,000
New York State Dormitory Authority, Revenue (Mount Saint Mary College) (LOC; JPMorgan Chase Bank)	2.16	2/7/08	20,000,000 [a]	20,000,000
Onondaga County Industrial Development Agency, Civic Facility Revenue (Syracuse University Project) (LOC; JPMorgan Chase Bank)	1.85	2/7/08	3,885,000 [a]	3,885,000
Suffolk County, GO Notes, TAN	3.50	8/14/08	10,000,000	10,036,737

Dreyfus Tax Exempt Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
New York (continued)				

Tobacco Settlement Financing Corporation of New York,
  Asset Backed Revenue Bonds (State Contingency
  Contract Secured) (Liquidity Facility; DEPFA Bank PLC)
	2.24	2/7/08	17,495,000 a,b	17,495,000

Tobacco Settlement Financing Corporation of New York,
  Revenue (Liquidity Facility: Landesbank
  Hessen-Thuringen Girozentrale and Merrill Lynch)
	2.65	2/7/08	10,000,000 a,b	10,000,000

Tompkins County Industrial Development Agency, Civic Facility Revenue (Cornell University Project) (Liquidity Facility; JPMorgan Chase Bank)	1.80	2/1/08	6,380,000 a	6,380,000
North Carolina−.9%				
Board of Governers of the University of North Carolina, CP	2.95	3/5/08	6,500,000	6,500,000
Board of Governors of the University of North Carolina, CP	3.40	3/7/08	30,600,000	30,600,000
Board of Governors of the University of North Carolina, CP	3.40	3/7/08	3,200,000	3,200,000
Board of Governors of the University of North Carolina, CP	3.40	3/7/08	2,000,000	2,000,000
North Carolina Capital Facilities Finance Agency, CP (Duke University Project)	3.40	3/10/08	6,000,000	6,000,000
Ohio−2.6%				
Akron Bath Copley Joint Township Hospital District, Health Care Facilities Revenue (Sumner Project) (LOC; KBC Bank)	2.23	2/7/08	5,300,000 a	5,300,000
Clark County, Health Care Facilities Revenue (The Ohio Masonic Home Project) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	2.82	2/7/08	10,175,000 a	10,175,000
Cleveland-Cuyahoga County Port Authority, Development Revenue, Refunding (Judson Project) (LOC; National City Bank)	2.25	2/7/08	11,200,000 a	11,200,000
Columbus, Sewerage System Revenue (Liquidity Facility; Morgan Stanley Bank)	2.25	2/7/08	6,055,000 a,b	6,055,000
Cuyahoga Community College District, General Receipts Revenue (Insured; AMBAC and Liquidity Facility; Key Bank)	5.00	2/7/08	6,985,000 a	6,985,000
Franklin County, Health Care Facilities Revenue (Creekside at the Village Project) (LOC; Key Bank)	2.20	2/7/08	7,250,000 a	7,250,000
Hamilton County, Hospital Facilities Revenue (Christ Hospital) (Insured; FSA and Liquidity Facility; Svenska Handelsbanken)	3.60	2/7/08	44,560,000 a,b	44,560,000
Hamilton County, Hospital Facilities Revenue (Cincinnati Children's Hospital Medical Center Project) (LOC; JPMorgan Chase Bank)	2.20	2/7/08	5,000,000 a	5,000,000
Ohio, Higher Education GO (Liquidity Facility; DEPFA Bank PLC)	2.30	2/7/08	5,125,000 a,b	5,125,000
Ohio Air Quality Development Authority, PCR, Refunding (FirstEnergy Generation Corporation Project) (LOC; Key Bank)	2.20	2/7/08	20,000,000 a	20,000,000
Ohio Higher Education Facility, Revenue (Ashland University Project) (LOC; Key Bank)	2.32	2/7/08	4,500,000 a	4,500,000
University of Cincinnati, General Receipts Revenue (Insured; FGIC)	5.50	6/1/08	1,500,000	1,509,675
Zanesville-Muskingum County Port Authority, EDR, Refunding (Grove City Church of the Nazarene Project) (LOC; National City Bank)	2.31	2/7/08	7,630,000 a	7,630,000
Oklahoma−1.4%				

Oklahoma Development Finance Authority, Continuing
  Care Retirement Community Revenue, Refunding
  (Inverness Village Project) (LOC; KBC Bank)
	2.16	2/7/08	7,000,000 a	7,000,000

Oklahoma Water Resources Board, State Loan Program Revenue (Liquidity Facility; Bank of America)	3.54	4/1/08	14,755,000	14,755,000
Oklahoma Water Resources Board, State Loan Program Revenue (Liquidity Facility; State Street Bank and Trust Co.)	3.54	4/1/08	11,685,000	11,685,000

Dreyfus Tax Exempt Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Oklahoma (continued)				
Tulsa County Industrial Authority, Capital Improvements Revenue (Liquidity Facility; Bank of America)	3.45	5/15/08	38,600,000	38,600,000
Oregon–1.4%				
Astoria Hospital Facilities Authority, HR (Columbia Memorial Hospital Project) (LOC; U.S. Bank NA)	2.83	2/7/08	18,880,000 [a]	18,880,000
Oregon, Homeowner Revenue (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale and LOC; Trinity Funding Group)	2.25	2/7/08	3,880,000 [a,b]	3,880,000
Oregon, TAN	4.50	6/30/08	30,000,000	30,103,683
Portland, EDR (Broadway Project) (Insured; AMBAC and Liquidity Facility; Key Bank)	5.00	2/7/08	5,100,000 [a]	5,100,000
Salem Hospital Facility Authority, Revenue (Capital Manor, Inc. Project) (LOC; Bank of America)	2.25	2/7/08	5,670,000 [a]	5,670,000
Salem Hospital Facility Authority, Revenue, Refunding (Capital Manor, Inc. Project) (LOC; Bank of America)	2.25	2/7/08	8,970,000 [a]	8,970,000
Pennsylvania–10.8%				
Allegheny County Hospital Development Authority, Health Center Revenue, Refunding (Presbyterian University Health System, Inc. Project) (Insured; MBIA and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	2.65	2/7/08	16,025,000 [a,b]	16,025,000
Bethlehem Area School District, GO Notes (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	2.81	2/7/08	54,985,000 [a]	54,985,000
Chestnut Ridge School District, GO (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	2.81	2/7/08	10,870,000 [a]	10,870,000
Dauphin County General Authority, Revenue (Education and Health Loan Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	5.00	2/7/08	7,525,000 [a]	7,525,000
Dauphin County General Authority, Revenue (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	2.81	2/7/08	13,955,000 [a]	13,955,000
Dauphin County General Authority, Revenue (School District Pooled Financing Program) (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	2.25	2/7/08	65,100,000 [a]	65,100,000
East Hempfield Township Industrial Development Authority, Revenue (The Mennonite Home Project) (LOC; M&T Bank)	2.83	2/7/08	8,630,000 [a]	8,630,000
Emmaus General Authority, Local Government Revenue (GIC; Goldman Sachs and Co.)	2.03	2/7/08	10,000,000 [a]	10,000,000
Emmaus General Authority, Local Government Revenue (GIC; Goldman Sachs and Co.)	2.03	2/7/08	3,800,000 [a]	3,800,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	2.03	2/7/08	7,900,000 [a]	7,900,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	2.03	2/7/08	8,000,000 [a]	8,000,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	2.03	2/7/08	2,000,000 [a]	2,000,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	2.03	2/7/08	4,800,000 [a]	4,800,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	2.03	2/7/08	10,400,000 [a]	10,400,000

Dreyfus Tax Exempt Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Pennsylvania (continued)				
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	2.03	2/7/08	7,800,000 a	7,800,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	2.03	2/7/08	12,400,000 a	12,400,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	2.03	2/7/08	4,000,000 a	4,000,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	2.03	2/7/08	11,800,000 a	11,800,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	2.03	2/7/08	7,500,000 a	7,500,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	2.03	2/7/08	17,300,000 a	17,300,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	2.03	2/7/08	12,400,000 a	12,400,000
Emmaus General Authority, Local Government Revenue (LOC; DEPFA Bank PLC)	2.03	2/7/08	10,000,000 a	10,000,000
General Authority of South Central Pennsylvania, Revenue (Lutheran Social Services of South Central Pennsylvania Project) (LOC; M&T Bank)	2.83	2/7/08	12,700,000 a	12,700,000
Harrisburg Authority, Water Revenue, Refunding (Insured; FGIC and Liquidity Facility; FGIC)	5.25	2/7/08	14,405,000 a	14,405,000
Lancaster County Hospital Authority, Health Center Revenue (Luthercare Project) (LOC; M&T Bank)	2.25	2/7/08	13,680,000 a	13,680,000
Lancaster County Hospital Authority, Revenue (Landis Home Retirement Community Project) (LOC; M&T Bank)	2.83	2/7/08	7,970,000 a	7,970,000
Pennsylvania Higher Educational Facilities Authority, Student Housing Revenue (Washington and Jefferson Development Corporation–Washington and Jefferson College Project) (LOC; Unicredito Italiano SPA)	2.25	2/7/08	7,900,000 a	7,900,000
Philadelphia, Gas Work Revenue, CP (LOC; JPMorgan Chase Bank)	3.00	3/10/08	22,200,000	22,200,000
Philadelphia, Multi-Modal GO, Refunding (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	2.80	2/7/08	40,205,000 a	40,205,000
Philadelphia School District, TRAN (LOC; Bank of America)	4.50	6/27/08	18,000,000	18,063,882
Puttable Floating Option Tax Exempt Receipts (Allegheny County Airport Authority, Airport Revenue (Pittsburgh International Airport)) (Insured; FSA and Liquidity Facility; DEPFA Bank PLC)	2.24	2/7/08	50,610,000 a,b	50,610,000
Schuylkill County, GO Notes (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	5.00	2/7/08	6,205,000 a	6,205,000
Spring Grove Area School District, GO Notes (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	2.23	2/7/08	19,995,000 a	19,995,000
Spring Grove Area School District, GO Notes (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	2.81	2/7/08	17,340,000 a	17,340,000
West Cornwall Township Municipal Authority, GO Notes, Refunding (Bethlehem Area School District Project) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	2.81	2/7/08	28,300,000 a	28,300,000
South Carolina—.5%				
Lexington County School District Number 1, GO Notes	5.00	2/1/08	5,130,000	5,130,000

Dreyfus Tax Exempt Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
South Carolina (continued)				
Puttable Floating Option Tax Exempt Receipts (South Carolina Jobs-Economic Development Authority, Hospital Improvement Revenue (Palmetto Health)) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.30	2/7/08	19,000,000 [a,b]	19,000,000
Tennessee—6.7%				
Blount County Public Building Authority, Local Government Public Improvement Revenue (City of Alcoa) (Insured; AMBAC and Liquidity Facility; DEPFA Bank PLC)	6.00	2/1/08	21,250,000 [a]	21,250,000
Blount County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Regions Bank)	5.25	2/7/08	3,225,000 [a]	3,225,000
Blount County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Regions Bank)	5.25	2/7/08	5,000,000 [a]	5,000,000
Blount County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Regions Bank)	5.25	2/7/08	6,500,000 [a]	6,500,000
Claiborne County Industrial Development Board, Revenue (Lincoln Memorial University Project) (LOC; Amsouth Bank)	2.24	2/7/08	9,000,000 [a]	9,000,000
Clarksville Public Building Authority, Financing Revenue (City of Murfreesboro Loan) (LOC; SunTrust Bank)	2.12	2/7/08	5,000,000 [a]	5,000,000
Knoxville, Wastewater Systems Revenue (Putters Program) (Insured; MBIA and Liquidity Facility; PB Finance Inc.)	2.50	2/7/08	8,055,000 [a,b]	8,055,000
Metropolitan Government of Nashville and Davidson County, CP (Liquidity Facility: California Public Employees Retirement System, California State Teachers Retirement System and State Street Bank and Trust Co.)	2.65	4/9/08	33,000,000	33,000,000
Metropolitan Government of Nashville and Davidson County Health and Educational Facilities Board, Revenue (The Vanderbilt University) (Liquidity Facility: Bayerische Landesbank and Landesbank Hessen-Thruingen Girozentrale)	2.15	2/7/08	19,790,000 [a]	19,790,000
Municipal Energy Acquisition Corporation, Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank and LOC; JPMorgan Chase Bank)	3.68	2/7/08	13,375,000 [a,b]	13,375,000
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; KBC Bank)	5.25	2/7/08	6,635,000 [a]	6,635,000
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	5.25	2/7/08	7,015,000 [a]	7,015,000
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	5.25	2/7/08	10,000,000 [a]	10,000,000
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Liquidity Facility; DEPFA Bank PLC)	2.15	2/1/08	20,000,000 [a]	20,000,000
Shelby County Health Educational and Housing Facility Board, Revenue (Trezevant Manor Project) (LOC; ABN-AMRO)	2.24	2/7/08	7,000,000 [a]	7,000,000

Dreyfus Tax Exempt Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Tennessee (continued)				
Shelby County, GO, Refunding (Liquidity Facility; Dexia Credit Locale)	2.20	2/7/08	31,450,000 a	31,450,000
Tennergy Corporation, Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	2.25	2/7/08	22,500,000 a,b	22,500,000
Tennergy Corporation, Gas Revenue (Putters Program) (LOC; BNP Paribas)	2.25	2/7/08	83,455,000 a,b	83,455,000
Tennessee, CP (Liquidity Facility; Tennessee Consolidated Retirement System)	3.43	2/14/08	26,000,000	26,000,000
Tennessee Energy Acquisition Corporation, Gas Project Revenue (Liquidity Facility; Deutsche Bank AG and LOC; Goldman Sachs Group)	2.25	2/7/08	10,825,000 a,b	10,825,000
Texas—14.5%				
ABN AMRO Munitops Certificates Trust (Comal Independent School District) (Liquidity Facility; Bank of America and LOC; Texas Permanent School Fund Guarantee Program)	2.27	2/7/08	13,450,000 a,b	13,450,000
ABN AMRO Munitops Certificates Trust (Tarrant Regional Water District, Water Revenue) (Insured; FGIC and Liquidity Facility; Bank of America)	3.20	2/7/08	11,460,000 a,b	11,460,000
Dallas, Waterworks and Sewer System Revenue, CP (Liquidity Facility; Bank of America)	3.05	6/11/08	45,161,000	45,161,000
Dallas Area Rapid Transit, Transportation Revenue (Merlots Program) (Insured: AMBAC and FGIC and Liquidity Facility; Wachovia Bank)	2.61	2/7/08	24,045,000 a,b	24,045,000
Deutsche Bank Spears/Lifers Trust (Bullard Independent School District, Unlimited Tax School Building Bonds) (Liquidity Facility; Deutsche Bank AG and LOC; Permanent School Fund Guarantee Program)	2.30	2/7/08	3,000,000 a,b	3,000,000
Deutsche Bank Spears/Lifers Trust (Houston, Combined Utility System First Lien Revenue) (Insured; FGIC and Liquidity Facility; Deutsche Bank AG)	3.50	2/7/08	9,905,000 a,b	9,905,000
Harris County, CP (Liquidity Facility; Bank of Nova Scotia)	2.98	3/10/08	39,980,000	39,980,000
Harris County, CP (Liquidity Facility: Bank of Nova Scotia and Lloyds TSB Bank PLC)	3.40	3/6/08	17,948,000	17,948,000
Harris County, GO Notes, TAN	4.50	2/29/08	30,000,000	30,019,053
Harris County Metropolitan Transportation Authority, Sales and Use Tax Revenue, CP (LOC; DEPFA Bank PLC)	2.10	4/30/08	20,000,000	20,000,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	3.43	2/6/08	20,000,000	20,000,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	3.40	2/11/08	25,000,000	25,000,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	2.75	2/19/08	4,500,000	4,500,000
Houston, CP (Liquidity Facility; Dexia Credit Locale)	2.66	6/9/08	3,000,000	3,000,000
Lower Colorado River Authority, Revenue, CP (LCRA Transportation Services Corporation) (Liquidity Facility; JPMorgan Chase Bank)	3.45	2/6/08	20,000,000	20,000,000
Macon Trust Various States (Dallas Area Rapid Transit, Senior Lien Sales Tax Revenue) (Insured; AMBAC and Liquidity Facility; Bank of America)	2.55	2/7/08	4,305,000 a,b	4,305,000
North Texas Tollway Authority, BAN	4.13	11/19/08	123,000,000	123,045,968
San Antonio, Sales Tax Revenue, CP (LOC; Bank of America)	2.60	6/9/08	4,000,000	4,000,000
San Antonio, Water Revenue (Merlots Program) (Liquidity Facility; Wachovia Bank)	2.22	2/7/08	10,000,000 a,b	10,000,000
Spring Independent School District, Unlimited Tax Schoolhouse Bonds (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.66	8/15/08	8,500,000	8,500,000
Texas, TRAN	4.50	8/28/08	17,000,000	17,100,668
Texas A&M University System Board of Regents, Financing System Revenue	3.15	5/15/08	4,235,000	4,238,449

Dreyfus Tax Exempt Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Texas (continued)				
Texas Affordable Housing Corporation, MFHR (American Housing Foundation Portfolio) (Insured; MBIA and Liquidity Facility; Goldman Sachs Group)	5.20	2/7/08	52,815,000 a,b	52,815,000
Texas Department of Transportation, State Highway Fund Revenue, CP (LOC: Bank of America and State Street Bank and Trust Co.)	3.47	2/7/08	30,000,000	30,000,000
Texas Department of Transportation, State Highway Fund Revenue, CP (LOC: Bank of America and State Street Bank and Trust Co.)	2.90	3/6/08	30,000,000	30,000,000
Texas Municipal Gas Acquisition and Supply Corporation I, Gas Supply Revenue (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.20	2/7/08	19,805,000 a,b	19,805,000
Texas Municipal Power Agency, Revenue, CP (Liquidity Facility: Bank of America and Bayerische Landesbank)	2.95	2/4/08	10,000,000	10,000,000
Texas Public Finance Authority, Building Revenue, Refunding (Insured; AMBAC)	6.25	2/1/09	5,900,000	6,098,732
Texas Public Finance Authority, GO Notes, Refunding	5.00	10/1/08	4,810,000	4,878,328
Texas Transportation Commission, GO Mobility Fund Bonds (Liquidity Facility: California Public Employees Retirement System and State Street Bank and Trust Co.)	2.00	2/7/08	20,000,000 a	20,000,000
Texas Transportation Commission, GO Mobility Fund Bonds (Putters Program) (Liquidity Facility; PNC Bank NA)	2.25	2/7/08	2,200,000 a,b	2,200,000
Texas Transportation Commission, State Highway Fund First Tier Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	2.25	2/7/08	19,880,000 a,b	19,880,000
Texas Turnpike Authority, Central Texas Turnpike System, Second Tier BAN	5.00	6/1/08	16,765,000	16,848,768
University of Texas System Board of Regents, Permanent University Fund Flexible Rate Notes	3.75	2/5/08	25,000,000	25,001,165
University of Texas, Permanent University Fund, CP	2.10	6/5/08	25,000,000	25,000,000
University of Texas, University Revenue, CP	3.35	4/15/08	17,070,000	17,070,000
University of Texas, University Revenue, CP	2.00	6/4/08	25,000,000	25,000,000
Utah−.6%				
Intermountain Power Agency, Power Supply Revenue (Insured; AMBAC and Liquidity Facility; Morgan Stanley Bank)	3.51	3/17/08	12,350,000	12,350,000
Intermountain Power Agency, Power Supply Revenue, CP (Liquidity Facility; Bank of Nova Scotia)	2.75	3/6/08	9,000,000	9,000,000
Intermountain Power Agency, Power Supply Revenue, Refunding (Insured; AMBAC and Liquidity Facility; Morgan Stanley Bank)	3.50	3/17/08	10,000,000	10,000,000
Vermont−.4%				
Vermont Educational and Health Buildings Financing Agency, HR (Rutland Regional Medical Center Project) (Liquidity Facility; TD Banknorth, N.A.)	1.88	2/1/08	15,410,000 a	15,410,000
Vermont Educational and Health Buildings Financing Agency, Revenue (North Country Hospital Project) (LOC; TD Banknorth, N.A.)	2.75	2/1/08	5,000,000 a	5,000,000
Virginia−.6%				
Alexandria Industrial Development Authority, Revenue (Institute for Defense Analyses Project) (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	4.00	2/7/08	13,310,000 a	13,310,000
Alexandria Industrial Development Authority, Revenue, Refunding (Goodwin House) (LOC; Wachovia Bank)	1.78	2/1/08	13,000,000 a	13,000,000

Dreyfus Tax Exempt Cash Management (continued)

	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
Washington—.9%				
Tobacco Settlement Financing Corporation of Virginia, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	2.24	2/7/08	7,500,000 a,b	7,500,000
Central Puget Sound Regional Transit Authority, Sales Tax Bonds (Putters Program) (Insured; FSA and Liquidity Facility; PNC Bank NA)	2.25	2/7/08	3,300,000 a,b	3,300,000
King County, GO (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank)	3.25	2/7/08	1,990,000 a,b	1,990,000
Washington, GO Notes (Merlots Program) (Insured: FGIC and MBIA and Liquidity Facility; Wachovia Bank)	2.51	2/7/08	20,000,000 a,b	20,000,000
Washington, Motor Vehicle Fuel Tax GO Notes	4.00	7/1/08	7,720,000	7,735,083
Washington Health Care Facilities Authority, Revenue (Seattle Cancer Care Alliance) (LOC; Key Bank)	2.28	2/7/08	4,055,000 a	4,055,000
Washington Higher Education Facilities Authority, Revenue, Refunding (Saint Martins University Project) (LOC; Key Bank)	2.18	2/7/08	9,000,000 a	9,000,000
Wisconsin—.9%				
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility: Lloyds TSB Bank PLC and Merrill Lynch)	2.25	2/7/08	5,460,000 a,b	5,460,000
Wisconsin, Transportation Revenue, CP (Liquidity Facility: California State Teachers Retirement System and State Street Bank and Trust Co.)	3.37	3/13/08	20,000,000	20,000,000
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care) (Liquidity Facility; Marshall and Isley Bank)	2.00	2/1/08	9,000,000 a	9,000,000
Wisconsin Public Power Inc., Power Supply System Revenue (Putters Program) (Insured; AMBAC and Liquidity Facility; PB Capital Finance)	3.15	2/7/08	10,305,000 a,b	10,305,000
Wyoming—.5%				
Natrona County, HR, Refunding (Wyoming Medical Center Project) (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	5.00	2/7/08	27,595,000 a	27,595,000
U.S. Related—.8%				
Puerto Rico Commonwealth, TRAN (LOC: Banco Bilbao Vizcaya Argentaria S.A., Banco Santander S.A., Bank of Nova Scotia, BNP Paribas, Dexia Credit Locale, Fortis Bank and KBC Bank)	4.25	7/30/08	38,000,000	38,155,660
Puerto Rico Municipal Financing Agency, GO Notes (Insured; FSA and Liquidity Facility; Merrill Lynch Capital Services)	2.38	2/7/08	4,850,000 a,b	4,850,000
Total Investments (cost $4,744,430,775)			**90.6%**	**4,744,431,713**
Cash and Receivables (Net)			**9.4%**	**495,013,800**
Net Assets			**100.0%**	**5,239,445,513**

See footnotes on page 63.
See notes to financial statements.

Dreyfus California AMT-Free Municipal Cash Management	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments−99.6%				
California−91.8%				
Alameda County, COP (Alameda County Medical Center Project) (Insured; MBIA)	5.25	6/1/08	100,000	100,498
Alameda-Contra Costa Schools Financing Authority, COP (Capital Improvement Financing Projects) (LOC; Bank of Nova Scotia)	1.82	2/7/08	100,000 a	100,000
Alameda-Contra Costa Schools Financing Authority, COP (Capital Improvements Financing Projects) (LOC; KBC Bank)	1.82	2/7/08	275,000 a	275,000
California, Economic Recovery Bonds	3.00	7/1/08	100,000	100,264
California, Economic Recovery Bonds	5.00	7/1/08	250,000	252,429
California, Economic Recovery Bonds	5.00	1/1/09	460,000	470,442
California, Economic Recovery Bonds (Liquidity Faciliity; JPMorgan Chase Bank)	1.57	2/1/08	2,075,000 a	2,075,000
California, GO Notes	5.00	3/1/08	175,000	175,273
California, GO Notes	5.00	6/1/08	100,000	100,617
California, GO Notes	4.25	9/1/08	100,000	101,058
California, GO Notes (Insured; MBIA)	4.75	6/1/08	455,000	458,627
California, GO Notes (Kindergarten-University) (LOC: Citibank NA, National Australia Bank and State Street Bank and Trust Co.)	1.50	2/1/08	1,000,000 a	1,000,000
California, GO Notes (Kindergarten-University) (LOC: Citibank NA, National Australia Bank and State Street Bank and Trust Co.)	1.79	2/1/08	1,450,000 a	1,450,000
California, GO Notes (Kindergarten-University) (LOC: Citibank NA, National Australia Bank and State Street Bank and Trust Co.)	1.80	2/7/08	150,000 a	150,000
California, GO Notes (LOC: Bank of America, Bank of Nova Scotia and Landesbank Hessen-Thuringen Girozentrale)	1.80	2/7/08	1,000,000 a	1,000,000
California, GO Notes (Various Purpose)	4.00	2/1/08	100,000	100,000
California, GO Notes (Various Purpose)	6.75	2/1/08	100,000	100,000
California, GO Notes (Various Purpose)	5.00	3/1/08	500,000	500,853
California, GO Notes (Various Purpose)	5.00	6/1/08	100,000	100,716
California, GO Notes (Various Purpose)	4.75	9/1/08	100,000	100,997
California, GO Notes (Various Purpose)	6.25	9/1/08	100,000	101,853
California, GO Notes (Various Purpose)	6.50	10/1/08	165,000	168,760
California, GO Notes (Various Purpose)	6.50	11/1/08	300,000	306,787
California, GO Notes (Various Purpose)	2.80	2/1/09	100,000	100,000
California, GO Notes (Various Purpose) (Insured; FGIC)	6.75	2/1/08	150,000	150,000
California, GO Notes (Veterans)	9.00	4/1/08	1,305,000	1,316,655
California, GO Notes (Veterans)	8.50	10/1/08	100,000	103,272
California, GO Notes (Veterans)	9.20	10/1/08	1,000,000	1,035,642
California, RAN	4.00	6/30/08	10,635,000	10,664,150
California Department of Water Resources, Power Supply Revenue (Insured; MBIA)	5.00	5/1/08	125,000	125,493
California Department of Water Resources, Power Supply Revenue (LOC; Bayerische Landesbank)	1.75	2/1/08	12,850,000 a	12,850,000
California Department of Water Resources, Power Supply Revenue (LOC: Bayerische Landesbank and Westdeutsche Landesbank)	1.67	2/1/08	2,200,000 a	2,200,000
California Department of Water Resources, Power Supply Revenue (LOC; BNP Paribas)	1.65	2/1/08	12,100,000 a	12,100,000

Dreyfus California AMT-Free Municipal Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
California (continued)				
California Department of Water Resources, Power Supply Revenue (LOC: California State Teachers Retirement System and JPMorgan Chase Bank)	1.75	2/7/08	1,400,000 [a]	1,400,000
California Department of Water Resources, Power Supply Revenue (LOC; Citibank NA)	1.65	2/1/08	5,360,000 [a]	5,360,000
California Department of Water Resources, Power Supply Revenue (LOC: JPMorgan Chase Bank and Societe Generale)	1.50	2/1/08	3,250,000 [a]	3,250,000
California Department of Water Resources, Power Supply Revenue (LOC; State Street Bank and Trust Co.)	1.79	2/1/08	1,300,000 [a]	1,300,000
California Department of Water Resources, Water Revenue, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	2.92	2/7/08	9,500,000	9,500,000
California Educational Facilities Authority, Revenue (University of Judaism) (LOC; Allied Irish Banks)	2.29	2/7/08	3,100,000 [a]	3,100,000
California Health Facilities Financing Authority, Health Facility Revenue (Catholic Healthcare West Loan Program) (LOC; Bank of America)	2.00	2/7/08	16,000,000 [a]	16,000,000
California Health Facilities Financing Authority, Insured Revenue (Southern California Presbyterian Homes) (Insured; MBIA and Liquidity Facility; Bank of America)	3.50	2/7/08	3,175,000 [a]	3,175,000
California Health Facilities Financing Authority, Revenue (Kaiser Permanente)	2.04	2/7/08	450,000 [a]	450,000
California Housing Finance Agency, MFHR (Liquidity Facility; FNMA)	1.95	2/7/08	12,875,000 [a]	12,875,000
California Infrastructure and Economic Development Bank, Revenue (Saint Margaret's Episcopal School) (LOC; Allied Irish Banks)	2.10	2/7/08	3,400,000 [a]	3,400,000
California Infrastructure and Economic Development Bank, Revenue (Southern California Public Radio Project) (LOC; Allied Irish Banks)	1.85	2/1/08	4,000,000 [a]	4,000,000
California Infrastructure and Economic Development Bank, Revenue (Southern California Public Radio Project) (LOC; Allied Irish Banks)	1.85	2/1/08	7,000,000 [a]	7,000,000
California Pollution Control Financing Authority, PCR (Southdown, Inc. Project) (LOC; Wachovia Bank)	2.75	3/1/08	300,000 [a]	300,000
California Pollution Control Financing Authority, PCR, Refunding (Pacific Gas and Electric Company) (LOC; Bank One)	1.50	2/1/08	2,200,000 [a]	2,200,000
California Pollution Control Financing Authority, PCR, Refunding (Pacific Gas and Electric Company) (LOC; JPMorgan Chase Bank)	1.60	2/1/08	3,000,000 [a]	3,000,000
California Pollution Control Financing Authority, PCR, Refunding (U.S. Borax Inc. Project) (LOC; Wachovia Bank)	2.03	2/7/08	475,000 [a]	475,000
California State Public Works Board, LR (UCLA Replacement Hospitals) (Insured; FSA)	4.75	10/1/08	200,000	202,202
California State University Trustees, Systemwide Revenue (Liquidity Facility; Morgan Stanley Bank and LOC; Morgan Stanley Bank)	2.42	2/7/08	6,845,000 [a,b]	6,845,000
California Statewide Communities Development Authority, Revenue (House Ear Institute Project) (LOC; City National Bank)	2.25	2/7/08	100,000 [a]	100,000
California Statewide Communities Development Authority, Revenue (Kaiser Permanente)	2.04	2/7/08	3,220,000 [a]	3,220,000
California Statewide Communities Development Authority, Revenue (Kaiser Permanente)	2.05	2/7/08	3,000,000 [a]	3,000,000

Dreyfus California AMT-Free Municipal Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
California (continued)				
California Statewide Communities Development Authority, Revenue, CP (Kaiser Permanente)	3.30	3/11/08	6,000,000	6,000,000
California Statewide Communities Development Authority, Revenue, CP (Kaiser Permanente)	3.30	3/11/08	5,000,000	5,000,000
Central Union High School District, GO Notes, Refunding (Insured; FGIC)	3.50	8/1/08	105,000	105,213
Cerritos Community College District, GO Notes	5.00	8/1/08	140,000	141,087
Chaffey Community College District, GO Notes (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	2.50	2/7/08	4,435,000 a,b	4,435,000
Contra Costa Water District, Water Revenue, Refunding (Insured; FSA)	5.00	10/1/08	150,000	152,698
Covina Redevelopment Agency, MFHR, Refunding (Shadowhills Apartments Project) (LOC; FNMA)	2.00	2/7/08	100,000 a	100,000
Dos Palos-Oro Loma Joint Unified School District, TRAN	4.00	12/26/08	1,700,000	1,714,082
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue, Refunding (Insured; MBIA)	5.50	1/15/09	500,000	511,331
Fullerton School District, GO Notes (Insured; FSA)	4.50	8/1/08	150,000	151,556
Glendale, Electric Revenue (Insured; MBIA)	3.25	2/1/08	500,000	500,000
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Insured; FGIC and Liquidity Facility; Morgan Stanley Bank)	5.53	2/7/08	4,000,000 a,b	4,000,000
Hawthorne School District, GO Notes, BAN	6.25	9/1/08	2,800,000	2,845,204
Hayward Housing Authority, MFHR, Refunding (Barrington Hills Apartments) (LOC; FNMA)	2.01	2/7/08	1,600,000 a	1,600,000
Imperial Irrigation District, Electric and Water System Project Revenue, CP (LOC; Citibank NA)	3.45	2/7/08	8,000,000	8,000,000
Livermore Valley Joint Unified School District, GO Notes (Insured; FGIC)	7.50	8/1/08	250,000	255,446
Livermore Valley Joint Unified School District, GO Notes (Insured; MBIA)	4.63	8/1/08	100,000	100,794
Los Angeles, GO Notes, TRAN	4.50	6/30/08	3,410,000	3,426,571
Los Angeles Community College District, GO Notes (Insured; FGIC and Liquidity Facility; Morgan Stanley Bank)	2.42	2/7/08	10,425,000 a,b	10,425,000
Los Angeles County, GO Notes, TRAN	4.50	6/30/08	300,000	301,427
Los Angeles County, Pension Obligation Certificates (Insured; MBIA)	6.90	6/30/08	875,000	887,571
Los Angeles County Housing Authority, MFHR, Refunding (Malibu Meadows Project) (Insured; FNMA)	1.96	2/7/08	200,000 a	200,000
Los Angeles County Housing Authority, MFHR, Refunding (Meadowridge Apartments Project) (LOC; FNMA)	2.10	2/7/08	900,000 a	900,000
Los Angeles Municipal Improvement Corporation, LR, CP (LOC; Bank of America)	3.43	2/13/08	3,800,000	3,800,000
Los Angeles Unified School District, GO Notes (Insured; FSA)	5.00	7/1/08	200,000	202,166
M-S-R Public Power Agency, San Juan Project Subordinate Lien Revenue (Insured; MBIA and Liquidity Facility; Bank One)	2.75	2/1/08	700,000 a	700,000
Macon Trust Various Certificates (Irvine Unified School District) (Liquidity Facility; Bank of America and LOC; Bank of America)	2.24	2/7/08	3,000,000 a,b	3,000,000
Maywood, COP (Infrastructure Financing Project) (LOC; Allied Irish Banks)	2.12	2/7/08	2,630,000 a	2,630,000
North Sacramento School District, GO Notes (Insured; FSA)	7.00	8/1/08	215,000	220,000
Orange County, Apartment Development Revenue, Refunding (Harbor Pointe) (LOC; FHLB)	1.96	2/7/08	2,160,000 a	2,160,000

Dreyfus California AMT-Free Municipal Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
California (continued)				
Orange County Sanitation District, COP, Refunding (Liquidity Facility; Dexia Credit Locale)	1.80	2/1/08	1,215,000 [a]	1,215,000
Puttable Floating Option Tax Exempt Receipts (California Statewide Communities Development Authority, MFHR (La Mision Village Apartments Project)) (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	5.26	2/7/08	3,800,000 [a,b]	3,800,000
Puttable Floating Option Tax Exempt Receipts (Japanese Museum) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital Services)	2.70	2/7/08	4,700,000 [a,b]	4,700,000
Riverside County Housing Authority, Multifamily Housing Mortgage Revenue, Refunding (Mountain View Apartments) (LOC: FHLB)	2.46	2/7/08	925,000 [a]	925,000
Sacramento Municipal Utility District, Electric Revenue (Insured; MBIA)	4.00	8/15/08	100,000	100,259
San Bernardino County, COP (Justice Center/Airport Improvements Refunding Project) (Insured; MBIA)	3.25	7/1/08	100,000	100,068
San Bernardino County, Multifamily Housing Mortgage Revenue, Refunding (WLP Mountain View Apartments) (LOC; FNMA)	1.96	2/7/08	2,785,000 [a]	2,785,000
San Bernardino County Transportation Authority, Sale Tax Revenue (Insured; MBIA)	6.25	3/1/08	275,000	275,697
San Diego County Regional Transportation Commission, Second Senior Sales Tax Revenue (Insured; FGIC)	4.75	4/1/08	475,000	476,210
San Francisco City and County Public Utilities Commission, San Francisco Water Revenue (Insured; FSA and Liquidity Facility; Morgan Stanley Bank)	2.24	2/7/08	3,185,000 [a,b]	3,185,000
San Francisco City and County Redevelopment Financing Authority, Tax Allocation Revenue, Refunding (San Francisco Redevelopment Projects) (Insured; MBIA)	5.00	8/1/08	1,000,000	1,007,764
Santa Clara County-El Camino Hospital District Hospital Facilities Authority, LR (Valley Medical Center Project) (LOC; State Street Bank and Trust Co.)	2.00	2/7/08	2,000,000 [a]	2,000,000
Santa Fe Springs Community Development Commission, Tax Allocation Revenue (Consolidated Redevelopment Project) (Insured; MBIA)	3.50	9/1/08	285,000	285,673
Southern California Public Power Authority, Transmission Power Revenue, Refunding (Southern Transmission Project) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	1.75	2/7/08	435,000 [a]	435,000
Stockton, Health Facility Revenue (Dameron Hospital Association) (LOC; Citibank NA)	1.85	2/1/08	1,720,000 [a]	1,720,000
Susanville Public Financing Authority, Revenue (Insured; MBIA)	4.60	6/1/08	140,000	140,635
Sweetwater Union High School District, GO Notes (Insured; FSA)	2.50	8/1/08	200,000	200,000
Turlock Irrigation District, CP (LOC; Citibank NA)	2.82	3/12/08	5,000,000	5,000,000
Tustin Community Redevelopment Agency, Revenue (Liquidity Facility; Citigroup and LOC; Citigroup)	2.29	2/7/08	2,400,000 [a,b]	2,400,000
Tustin Public Financing Authority, Revenue (Tustin Ranch) (Insured; FSA)	5.00	9/2/08	115,000	115,980
Vacaville Industrial Development Authority, Industrial Revenue, Refunding (Leggett & Platt Inc.) (LOC; Wachovia Bank)	2.17	2/7/08	1,600,000 [a]	1,600,000
Vallejo, COP (2001 Golf Course Facilities Financing Project) (LOC; California State Teachers Retirement System)	1.80	2/7/08	150,000 [a]	150,000
Ventura County, GO Notes, TRAN	4.50	7/1/08	360,000	362,027

Dreyfus California AMT-Free Municipal Cash Management (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Short-Term Investments (continued)				
California (continued)				
WateReuse Finance Authority, Revenue (WateReuse Variable Rate Finance Program) (Insured; FSA and Liquidity Facility; DEPFA Bank PLC)	1.93	2/7/08	1,375,000 [a]	1,375,000
Yuba Community College District, GO Notes, TRAN	4.00	10/2/08	2,220,000	2,228,152
U.S. Related—7.8%				
Guam, Limited Obligation Infrastructure Improvement Revenue (Insured; AMBAC)	5.50	11/1/08	200,000	203,018
Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citibank NA and LOC; Citibank NA)	2.28	2/7/08	6,800,000 [a,b]	6,800,000
Puerto Rico Commonwealth, Public Improvement GO Notes (Insured; MBIA)	5.50	7/1/08	50,000	50,422
Puerto Rico Commonwealth, Public Improvement GO Notes (Insured; MBIA)	5.50	7/1/08	395,000	398,407
Puerto Rico Commonwealth, Public Improvement GO Notes (Insured; MBIA)	6.25	7/1/08	150,000	151,620
Puerto Rico Commonwealth, Public Improvement GO Notes, Refunding (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank)	6.00	2/7/08	4,000,000 [a]	4,000,000
Puerto Rico Commonwealth, Public Improvement, Refunding (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	1.80	2/1/08	1,500,000 [a]	1,500,000
Puerto Rico Commonwealth, TRAN (LOC: Banco Bilbao Vizcaya Argentaria S.A., Banco Santander S.A., Bank of Nova Scotia, BNP Paribas, Dexia Credit Locale, Fortis Bank and KBC Bank)	4.25	7/30/08	4,200,000	4,217,205
Puerto Rico Highways and Transportation Authority, Highway Revenue, Refunding (Insured; FGIC)	5.00	7/1/08	100,000	100,583
Puerto Rico Highways and Transportation Authority, Transportation Revenue, Refunding (Insured; XLCA)	5.00	7/1/08	400,000	402,591
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue, Refunding (Insured; AMBAC)	5.50	7/1/08	2,000,000	2,017,244
Puerto Rico Public Buildings Authority, Public Education and Health Facilities Revenue, Refunding (Insured; MBIA)	5.60	7/1/08	500,000	504,064
University of Puerto Rico, University System Revenue, Refunding (Insured; MBIA)	6.25	6/1/08	100,000	101,107
Total Investments (cost $261,580,460)			**99.6%**	**261,580,460**
Cash and Receivables (Net)			**.4%**	**1,011,681**
Net Assets			**100.0%**	**262,592,141**

See footnotes on page 63.
See notes to financial statements.

Summary of Abbreviations

ACA	American Capital Access	AGC	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	AMBAC	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	BAN	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	BPA	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	CIC	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	CMAC	Capital Market Assurance Corporation
COP	Certificate of Participation	CP	Commercial Paper
EDR	Economic Development Revenue	EIR	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	FHA	Federal Housing Administration
FHLB	Federal Home Loan Bank	FHLMC	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	FSA	Financial Security Assurance
GAN	Grant Anticipation Notes	GIC	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	GO	General Obligation
HR	Hospital Revenue	IDB	Industrial Development Board
IDC	Industrial Development Corporation	IDR	Industrial Development Revenue
LOC	Letter of Credit	LOR	Limited Obligation Revenue
LR	Lease Revenue	MBIA	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	MFMR	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	PILOT	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	RAN	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	RRR	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	SBPA	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	SFMR	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	SWDR	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	TAW	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	XLCA	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

					Value (%)[†]			
Fitch	or	Moody's	or	Standard & Poor's	Dreyfus Municipal Cash Management Plus	Dreyfus New York Municipal Cash Management	Dreyfus Tax Exempt Cash Management	Dreyfus California AMT-Free Municipal Cash Management
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	89.1	82.5	96.0	89.2
AAA, AA, A [d]		Aaa, Aa, A [d]		AAA, AA, A [d]	4.9	9.1	3.9	9.5
Not Rated [e]		Not Rated [e]		Not Rated [e]	6.0	8.4	.1	1.3
					100.0	**100.0**	**100.0**	**100.0**

[†] Based on total investments.

[a] Securities payable on demand. Variable interest rate—subject to periodic change.

[b] Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2008, Dreyfus Municipal Cash Management Plus amounted to $444,864,608 or 17.2%, Dreyfus New York Municipal Cash Management amounted to $257,775,500 or 27.4%, Dreyfus Tax Exempt Cash Management amounted to $909,104,000 or 17.4% and Dreyfus California AMT-Free Municipal Cash Management amounted to $49,590,000 or 18.9% of net assets.

[c] Purchased on delayed delivery basis.

[d] Notes which are not F, MIG or SP rated are represented by bond ratings of the issuers.

[e] Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

(amounts in thousands, except Net Asset Value Per Share)

January 31, 2008

	Dreyfus Cash Management	Dreyfus Cash Management Plus, Inc.	Dreyfus Government Cash Management	Dreyfus Government Prime Cash Management	Dreyfus Treasury Cash Management	Dreyfus Treasury Prime Cash Management
Assets ($):						
Investments at value—Note 1(a,b)†	23,901,739	14,897,890	12,194,050	3,912,385	17,637,000	9,357,315
Cash	–	–	–	–	21,022	–
Receivable for investment securites sold	200,328	–	–	–	–	–
Interest receivable	75,553	72,362	17,977	9,806	899	8,486
	24,177,620	**14,970,252**	**12,212,027**	**3,922,191**	**17,658,921**	**9,365,801**
Liabilities ($):						
Due to The Dreyfus Corporation and affiliates—Note 2(b)	4,519	3,301	2,836	977	4,215	2,243
Cash overdraft due to Custodian	48,322	18,447	27,470	3,342	–	3,995
Payable for investment securities purchased	899,981	–	–	–	55,000	–
Payable for shares of Beneficial Interest/Common Stock redeemed	226	21,491	182	–	–	224
	953,048	**43,239**	**30,488**	**4,319**	**59,215**	**6,462**
Net Assets ($)	**23,224,572**	**14,927,013**	**12,181,539**	**3,917,872**	**17,599,706**	**9,359,339**
Composition of Net Assets ($):						
Paid-in capital	23,224,612	14,933,779	12,184,376	3,917,870	17,600,807	9,359,874
Accumulated net realized gain (loss) on investments	(40)	(6,766)	(2,837)	2	(1,101)	(535)
Net Assets ($)	**23,224,572**	**14,927,013**	**12,181,539**	**3,917,872**	**17,599,706**	**9,359,339**
Net Asset Value Per Share						
Institutional Shares						
Net Assets ($)	18,982,765	9,512,649	9,303,399	2,326,763	12,890,724	5,373,598
Shares Outstanding	18,982,849	9,518,273	9,305,281	2,326,763	12,891,577	5,374,115
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**
Investor Shares						
Net Assets ($)	3,194,177	1,801,582	1,738,313	562,833	3,483,115	2,573,403
Shares Outstanding	3,194,136	1,802,337	1,738,949	562,827	3,483,309	2,573,460
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**

	Dreyfus Cash Management	Dreyfus Cash Management Plus, Inc.	Dreyfus Government Cash Management	Dreyfus Government Prime Cash Management	Dreyfus Treasury Cash Management	Dreyfus Treasury Prime Cash Management
Net Asset Value Per Share (continued)						
Administrative Shares						
Net Assets ($)	638,303	2,278,380	692,634	307,143	757,956	437,802
Shares Outstanding	638,304	2,278,533	692,841	307,135	757,985	437,786
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**
Participant Shares						
Net Assets ($)	390,333	1,263,749	445,492	711,132	288,294	974,535
Shares Outstanding	390,330	1,263,993	445,636	711,144	288,312	974,512
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**
Service Shares						
Net Assets ($)	–	70,227	–	–	56,158	–
Shares Outstanding	–	70,218	–	–	56,161	–
Net Asset Value Per Share ($)	**–**	**1.00**	**–**	**–**	**1.00**	**–**
Select Shares						
Net Assets ($)	–	425	–	–	94,178	–
Shares Outstanding	–	425	–	–	94,182	–
Net Asset Value Per Share ($)	**–**	**1.00**	**–**	**–**	**1.00**	**–**
Agency Shares						
Net Assets ($)	18,994	1	1,701	10,001	1	1
Shares Outstanding	18,993	1	1,701	10,001	1	1
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**	**1.00**
Premier Shares						
Net Assets ($)	–	–	–	–	29,280	–
Shares Outstanding	–	–	–	–	29,280	–
Net Asset Value Per Share ($)	**–**	**–**	**–**	**–**	**1.00**	**–**
† Investments at cost ($)	23,901,739	14,897,890	12,194,050	3,912,385	17,637,000	9,357,315

a Amount includes repurchase agreements of $3,733,000,000, $50,000,000, $2,119,000,000 and $17,637,000,000 for Dreyfus Cash Management, Dreyfus Cash Management Plus, Inc., Dreyfus Government Cash Management, and Dreyfus Treasury Cash Management, respectively, See Note 1(b).

See notes to financial statements.

(amounts in thousands, except Net Asset Value Per Share)

January 31, 2008

	Dreyfus Municipal Cash Management Plus	Dreyfus New York Municipal Cash Management	Dreyfus Tax Exempt Cash Management	Dreyfus California AMT-Free Municipal Cash Management
Assets ($):				
Investments at value—Note 1(a)†	2,490,367	926,446	4,744,432	261,580
Cash	26,154	9,772	332,537	148
Receivable for investment securites sold	87,773	–	209,443	–
Interest receivable	12,934	5,536	26,698	1,443
	2,617,228	**941,754**	**5,313,110**	**263,171**
Liabilities ($):				
Due to The Dreyfus Corporation and affiliates—Note 2(b)	242	251	574	75
Payable for investment securities purchased	27,259	–	72,936	504
Payable for shares of Beneficial Interest redeemed	370	34	154	–
	27,871	**285**	**73,664**	**579**
Net Assets ($)	**2,589,357**	**941,469**	**5,239,446**	**262,592**
Composition of Net Assets ($):				
Paid-in capital	2,589,260	941,462	5,239,349	262,571
Accumulated net realized gain (loss) on investments	97	7	97	21
Net Assets ($)	**2,589,357**	**941,469**	**5,239,446**	**262,592**
Net Asset Value Per Share				
Instititutional Shares				
Net Assets ($)	1,786,505	457,983	4,369,592	114,717
Shares Outstanding	1,786,337	457,973	4,369,564	114,701
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**
Investor Shares				
Net Assets ($)	472,102	362,651	556,176	5,888
Shares Outstanding	471,999	362,650	556,166	5,888
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**
Administrative Shares				
Net Assets ($)	294,180	74,292	259,112	57
Shares Outstanding	294,077	74,296	259,075	57
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**
Participant Shares				
Net Assets ($)	36,569	46,542	54,565	141,929
Shares Outstanding	36,545	46,546	54,543	141,913
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**
Agency Shares				
Net Assets ($)	1	1	1	1
Shares Outstanding	1	1	1	1
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**	**1.00**
† Investments at cost ($)	2,490,367	926,446	4,744,432	261,580

See notes to financial statements.

STATEMENT OF OPERATIONS

(amounts in thousands)

Year Ended January 31, 2008

	Dreyfus Cash Management	Dreyfus Cash Management Plus, Inc.	Dreyfus Government Cash Management	Dreyfus Government Prime Cash Management	Dreyfus Treasury Cash Management	Dreyfus Treasury Prime Cash Management
Investment Income ($):						
Interest Income	825,306	660,984	455,776	120,157	498,519	163,341
Expenses:						
Management fee–Note 2(a)	31,586	25,223	18,505	4,898	21,936	8,131
Distribution fees–Note 2(b)	6,748	10,389	5,375	2,960	7,559	4,946
Total Expenses	38,334	35,612	23,880	7,858	29,495	13,077
Investment Income-Net	786,972	625,372	431,896	112,299	469,024	150,264
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	1,516	1,795	–	4	(1,005)	91
Net Increase in Net Assets Resulting from Operations	788,488	627,167	431,896	112,303	468,019	150,355

See notes to financial statements.

(amounts in thousands)

Year Ended January 31, 2008

	Dreyfus Municipal Cash Management Plus	Dreyfus New York Municipal Cash Management	Dreyfus Tax Exempt Cash Management	Dreyfus California AMT-Free Municipal Cash Management [a]
Investment Income ($):				
Interest Income	**60,210**	**26,546**	**133,522**	**2,459**
Expenses:				
Management fee—Note 2(a)	3,325	1,480	7,440	150
Distribution fees—Note 2(b)	1,091	736	1,104	149
Total Expenses	**4,416**	**2,216**	**8,544**	**299**
Less—reduction in management fee due to undertaking—Note 2(a)	–	–	–	(38)
Net Expenses	**4,416**	**2,216**	**8,544**	**261**
Investment Income—Net	**55,794**	**24,330**	**124,978**	**2,198**
Net Realized Gain (Loss) on Investments—Note 1(b) ($)	**481**	**7**	**97**	**32**
Net Increase in Net Assets Resulting from Operations	**56,275**	**24,337**	**125,075**	**2,230**

[a] *From August 1, 2007 (commencement of operations) to January 31, 2008.*

See notes to financial statements.

STATEMENTS OF CHANGES IN ASSETS

(amounts in thousands)

	Dreyfus Cash Management Year Ended January 31,		Dreyfus Cash Management Plus, Inc. Year Ended January 31,	
	2008	**2007**	**2008**	**2007**
Operations ($):				
Investment income−net	786,972	647,930	625,372	452,144
Net realized gain (loss) on investments	1,516	−	1,795	−
Net Increase (Decrease) in Net Assets				
Resulting from Operations	**788,488**	**647,930**	**627,167**	**452,144**
Dividends to Shareholders from ($):				
Investment income−net:				
Institutional Shares	(655,939)	(565,805)	(400,368)	(305,367)
Investor Shares	(94,790)	(57,732)	(74,856)	(63,198)
Administrative Shares	(20,496)	(14,545)	(99,585)	(49,833)
Participant Shares	(15,640)	(9,848)	(48,028)	(33,746)
Service Shares	−	−	(1,833)	−
Select Shares	−	−	(702)	−
Agency Shares	(107)	−	−a	−
Total Dividends	**(786,972)**	**(647,930)**	**(625,372)**	**(452,144)**
Beneficial Interest/Capital Stock				
Transactions ($1.00 per share):				
Net proceeds from shares sold:				
Institutional Shares	111,115,020	102,137,430	82,317,470	82,632,783
Investor Shares	18,082,329	12,712,990	6,000,989	6,245,463
Administrative Shares	3,871,218	3,102,069	10,373,899	5,795,174
Participant Shares	2,558,896	1,361,084	5,075,388	3,071,131
Service Shares	−	−	105,724	−
Select Shares	−	−	61,706	−
Agency Shares	20,214	−	1	−
Net asset received in connection				
with reorganization−Note 1	−	−	311,035	−
Dividends reinvested:				
Institutional Shares	189,414	168,884	159,342	120,877
Investor Shares	32,234	16,521	66,615	56,642
Administrative Shares	7,189	4,427	71,268	49,247
Participant Shares	7,547	8,013	46,590	32,839
Service Shares	−	−	6	−
Agency Shares	−a	−	−a	−
Cost of shares redeemed:				
Institutional Shares	(103,385,508)	(100,727,903)	(79,459,893)	(82,166,637)
Investor Shares	(16,510,295)	(12,377,419)	(5,924,134)	(5,919,618)
Administrative Shares	(3,554,699)	(3,042,612)	(9,626,171)	(5,489,719)
Participant Shares	(2,381,698)	(1,374,003)	(4,799,768)	(2,862,522)
Service Shares	−	−	(35,512)	−
Select Shares	−	−	(61,280)	−
Agency Shares	(1,221)	−	−	−
Increase (Decrease) in Net Assets from				
Beneficial Interest/Capital Stock Transactions	**10,050,640**	**1,989,481**	**4,683,275**	**1,565,660**
Total Increase (Decrease) In Net Assets	**10,052,156**	**1,989,481**	**4,685,070**	**1,565,660**
Net Assets ($):				
Beginning of Period	13,172,416	11,182,935	10,241,943	8,676,283
End of Period	**23,224,572**	**13,172,416**	**14,927,013**	**10,241,943**

a *Amount represents less than $1,000.*
See notes to financial statements.

(amounts in thousands)

	Dreyfus Government Cash Management Year Ended January 31, 2008	2007	Dreyfus Government Prime Cash Management Year Ended January 31, 2008	2007
Operations ($):				
Investment income—net	431,896	217,391	112,299	78,974
Net realized gain (loss) on investments	–	(37)	4	(1)
Net Increase (Decrease) in Net Assets Resulting from Operations	**431,896**	**217,354**	**112,303**	**78,973**
Dividends to Shareholders from ($):				
Investment income—net:				
Institutional Shares	(332,115)	(151,006)	(64,587)	(44,534)
Investor Shares	(63,698)	(42,175)	(14,691)	(11,467)
Administrative Shares	(21,780)	(13,086)	(12,714)	(9,295)
Participant Shares	(14,302)	(11,124)	(20,300)	(13,678)
Agency Shares	(1)	–	(7)	–
Total Dividends	**(431,896)**	**(217,391)**	**(112,299)**	**(78,974)**
Beneficial Interest Transactions ($1.00 per share):				
Net proceeds from shares sold:				
Institutional Shares	62,428,965	29,602,789	8,582,467	4,798,429
Investor Shares	8,341,691	6,108,135	1,103,089	525,736
Administrative Shares	3,379,793	1,851,747	5,339,824	3,769,622
Participant Shares	2,997,005	1,510,479	1,910,645	1,651,006
Agency Shares	1,701	–	10,015	–
Net asset received in connection with reorganization—Note 1	166,517	–	–	–
Dividends reinvested:				
Institutional Shares	139,199	61,313	43,797	32,069
Investor Shares	43,335	34,641	13,720	11,063
Administrative Shares	19,282	11,946	11,097	8,477
Participant Shares	11,964	9,164	19,036	12,245
Agency Shares	—[a]	–	—[a]	–
Cost of shares redeemed:				
Institutional Shares	(56,382,539)	(29,388,591)	(7,304,406)	(4,599,038)
Investor Shares	(7,555,501)	(6,284,070)	(829,433)	(503,523)
Administrative Shares	(3,193,254)	(1,782,909)	(5,357,470)	(3,674,731)
Participant Shares	(2,759,744)	(1,567,294)	(1,560,034)	(1,529,419)
Agency Shares	–	–	(14)	–
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**7,638,414**	**167,350**	**1,982,333**	**501,936**
Total Increase (Decrease) In Net Assets	**7,638,414**	**167,313**	**1,982,337**	**501,935**
Net Assets ($):				
Beginning of Period	4,543,125	4,375,812	1,935,535	1,433,600
End of Period	**12,181,539**	**4,543,125**	**3,917,872**	**1,935,535**

[a] *Amount represents less than $1,000.*
See notes to financial statements.

| | Dreyfus Treasury Cash Management | | Dreyfus Treasury Prime Cash Management | |
| | Year Ended January 31, | | Year Ended January 31, | |
	2008	2007	2008	2007
Operations ($):				
Investment income–net	469,024	212,287	150,264	85,534
Net realized gain (loss) on investments	(1,005)	(44)	91	(323)
Net Increase (Decrease) in Net Assets Resulting from Operations	**468,019**	**212,243**	**150,355**	**85,211**
Dividends to Shareholders from ($):				
Investment income–net:				
Institutional Shares	(339,229)	(135,008)	(85,135)	(52,494)
Investor Shares	(97,146)	(63,070)	(39,397)	(26,471)
Administrative Shares	(21,018)	(4,382)	(8,630)	(441)
Participant Shares	(9,264)	(9,827)	(17,102)	(6,128)
Service Shares	(1,012)	–	–	–
Select Shares	(1,233)	–	–	–
Agency Shares	(1)	–	–a	–
Premier Shares	(121)	–	–	–
Total Dividends	**(469,024)**	**(212,287)**	**(150,264)**	**(85,534)**
Beneficial Interest Transactions ($1.00 per share):				
Net proceeds from shares sold:				
Institutional Shares	62,953,350	24,189,105	16,130,440	5,278,720
Investor Shares	16,251,324	10,798,967	5,753,513	2,419,986
Administrative Shares	4,035,980	1,151,481	1,478,369	43,474
Participant Shares	1,072,919	1,107,947	5,176,489	741,686
Service Shares	126,546	–	–	–
Select Shares	194,954	–	–	–
Agency Shares	1,332	–	1	–
Premier Shares	129,840	–	–	–
Net asset received in connection with reorganization–Note 1	213,419	–	–	–
Dividends reinvested:				
Institutional Shares	170,449	39,802	50,139	21,344
Investor Shares	11,038	3,305	14,978	10,705
Administrative Shares	12,780	4,039	5,564	431
Participant Shares	1,692	4,359	13,240	2,649
Select Shares	799	–	–	–
Agency Shares	–a	–	–a	–
Cost of shares redeemed:				
Institutional Shares	(53,661,585)	(23,816,626)	(11,850,519)	(5,743,676)
Investor Shares	(14,249,942)	(10,651,720)	(3,809,618)	(2,467,024)
Administrative Shares	(3,644,825)	(1,101,677)	(1,050,763)	(65,470)
Participant Shares	(1,043,027)	(1,075,037)	(4,336,650)	(975,092)
Service Shares	(70,385)	–	–	–
Select Shares	(101,571)	–	–	–
Agency Shares	(1,331)	–	–	–
Premier Shares	(100,560)	–	–	–
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**12,303,196**	**653,945**	**7,575,183**	**(732,267)**
Total Increase (Decrease) In Net Assets	**12,302,191**	**653,901**	**7,575,274**	**(732,590)**
Net Assets ($):				
Beginning of Period	5,297,515	4,643,614	1,784,065	2,516,655
End of Period	**17,599,706**	**5,297,515**	**9,359,339**	**1,784,065**

a Amount represents less than $1,000.
See notes to financial statements.

(amounts in thousands)

	Dreyfus Municipal Cash Management Plus		Dreyfus New York Municipal Cash Management	
	Year Ended January 31,		Year Ended January 31,	
	2008	2007	2008	2007
Operations ($):				
Investment income—net	55,794	34,786	24,330	16,221
Net realized gain (loss) on investments	481	2	7	76
Net Increase (Decrease) in Net Assets Resulting from Operations	**56,275**	**34,788**	**24,337**	**16,297**
Dividends to Shareholders from ($):				
Investment income—net:				
Institutional Shares	(36,683)	(22,573)	(14,353)	(11,020)
Investor Shares	(8,261)	(5,226)	(6,391)	(3,957)
Administrative Shares	(9,740)	(6,242)	(2,575)	(1,043)
Participant Shares	(1,110)	(745)	(1,087)	(205)
Agency Shares	—[a]	–	—[a]	–
Total Dividends	**(55,794)**	**(34,786)**	**(24,406)**	**(16,225)**
Beneficial Interest Transactions ($1.00 per share):				
Net proceeds from shares sold:				
Institutional Shares	13,658,617	8,300,868	1,580,476	1,191,904
Investor Shares	1,008,420	814,722	760,459	429,173
Administrative Shares	1,050,609	1,042,223	230,574	172,138
Participant Shares	130,260	49,773	131,908	56,542
Agency Shares	1	–	1	–
Dividends reinvested:				
Institutional Shares	20,966	15,989	4,307	3,879
Investor Shares	8,217	5,214	6,033	3,951
Administrative Shares	9,399	6,127	2,334	973
Participant Shares	1,110	745	1,086	203
Agency Shares	—[a]	–	—[a]	–
Cost of shares redeemed:				
Institutional Shares	(12,488,874)	(8,359,657)	(1,503,654)	(1,162,402)
Investor Shares	(750,883)	(793,379)	(524,117)	(437,862)
Administrative Shares	(1,057,162)	(894,434)	(194,990)	(144,984)
Participant Shares	(117,457)	(53,103)	(126,322)	(19,343)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**1,473,223**	**135,088**	**368,095**	**94,172**
Total Increase (Decrease) In Net Assets	**1,473,704**	**135,090**	**368,026**	**94,244**
Net Assets ($):				
Beginning of Period	1,115,653	980,563	573,443	479,199
End of Period	**2,589,357**	**1,115,653**	**941,469**	**573,443**

[a] *Amount represents less than $1,000.*
See notes to financial statements.

	Dreyfus Tax Exempt Cash Management		Dreyfus California AMT-Free Municipal Cash Management
	Year Ended January 31,		Year Ended
	2008	2007	January 31, 2008[a]
Operations ($):			
Investment income—net	124,978	98,378	2,198
Net realized gain (loss) on investments	97	83	32
Net Increase (Decrease) in Net Assets Resulting from Operations	**125,075**	**98,461**	**2,230**
Dividends to Shareholders from ($):			
Investment income—net:			
Institutional Shares	(108,527)	(84,782)	(1,188)
Investor Shares	(9,787)	(8,204)	(22)
Administrative Shares	(5,526)	(4,449)	(3)
Participant Shares	(1,146)	(943)	(985)
Agency Shares	—[b]	–	—[b]
Total Dividends	**(124,986)**	**(98,378)**	**(2,198)**
Beneficial Interest Transactions ($1.00 per share):			
Net proceeds from shares sold:			
Institutional Shares	17,744,372	16,375,981	289,817
Investor Shares	1,396,545	1,013,704	19,158
Administrative Shares	752,587	797,151	18,659
Participant Shares	237,360	209,633	238,619
Agency Shares	1	–	1
Dividends reinvested:			
Institutional Shares	43,038	36,740	1,137
Investor Shares	5,807	4,297	22
Administrative Shares	5,492	3,506	1
Participant Shares	571	405	984
Agency Shares	—[b]	–	—[b]
Cost of shares redeemed:			
Institutional Shares	(15,751,083)	(16,724,793)	(176,253)
Investor Shares	(1,134,393)	(984,608)	(13,292)
Administrative Shares	(711,478)	(693,353)	(18,603)
Participant Shares	(213,065)	(221,843)	(97,690)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**2,375,754**	**(183,180)**	**262,560**
Total Increase (Decrease) In Net Assets	**2,375,843**	**(183,097)**	**262,592**
Net Assets ($):			
Beginning of Period	2,863,603	3,046,700	–
End of Period	**5,239,446**	**2,863,603**	**262,592**

[a] *From August 1, 2007 (commencement of opertions) to January 31, 2008.*
[b] *Amount represents less than $1,000.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Per Share Data ($)				Ratios/Supplemental Data (%)			
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Total Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Cash Management								
Institutional Shares								
Year Ended January 31,								
2008	1.00	.051	(.051)	1.00	5.18	.20	5.03	18,983
2007	1.00	.050	(.050)	1.00	5.07	.20	4.98	11,063
2006	1.00	.032	(.032)	1.00	3.28	.20	3.24	9,484
2005	1.00	.013	(.013)	1.00	1.31	.20	1.30	9,283
2004	1.00	.010	(.010)	1.00	.99	.20	.99	9,507
Investor Shares								
Year Ended January 31,								
2008	1.00	.048	(.048)	1.00	4.92	.45	4.78	3,194
2007	1.00	.047	(.047)	1.00	4.80	.45	4.73	1,590
2006	1.00	.030	(.030)	1.00	3.03	.45	2.99	1,238
2005	1.00	.011	(.011)	1.00	1.06	.45	1.05	1,068
2004	1.00	.007	(.007)	1.00	.74	.45	.74	1,254
Administrative Shares								
Year Ended January 31,								
2008	1.00	.050	(.050)	1.00	5.08	.30	4.93	638
2007	1.00	.049	(.049)	1.00	4.96	.30	4.88	315
2006	1.00	.031	(.031)	1.00	3.18	.30	3.14	251
2005	1.00	.012	(.012)	1.00	1.21	.30	1.20	266
2004	1.00	.009	(.009)	1.00	.89	.30	.89	255
Participant Shares								
Year Ended January 31,								
2008	1.00	.047	(.047)	1.00	4.77	.60	4.63	390
2007	1.00	.046	(.046)	1.00	4.65	.60	4.58	206
2006	1.00	.028	(.028)	1.00	2.87	.60	2.84	210
2005	1.00	.009	(.009)	1.00	.91	.60	.90	244
2004	1.00	.006	(.006)	1.00	.59	.60	.59	132
Agency Shares								
Year Ended January 31,								
2008 [a]	1.00	.016	(.016)	1.00	4.84 [b]	.26 [b]	4.97 [b]	19

[a] From October 1, 2007 (commencement of initial offering) to January 31, 2008.
[b] Annualized.
See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Total Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Cash Management Plus, Inc.								
Institutional Shares								
Year Ended January 31,								
2008	1.00	.051	(.051)	1.00	5.18	.20	5.04	9,513
2007	1.00	.049	(.049)	1.00	5.06	.20	4.95	6,495
2006	1.00	.032	(.032)	1.00	3.29	.20	3.23	5,908
2005	1.00	.013	(.013)	1.00	1.32	.20	1.23	8,466
2004	1.00	.011	(.011)	1.00	1.06	.20	1.07	14,249
Investor Shares								
Year Ended January 31,								
2008	1.00	.048	(.048)	1.00	4.92	.45	4.79	1,802
2007	1.00	.047	(.047)	1.00	4.80	.45	4.70	1,658
2006	1.00	.030	(.030)	1.00	3.03	.45	2.98	1,275
2005	1.00	.011	(.011)	1.00	1.07	.45	.98	1,058
2004	1.00	.008	(.008)	1.00	.81	.45	.82	1,203
Administrative Shares								
Year Ended January 31,								
2008	1.00	.050	(.050)	1.00	5.08	.30	4.94	2,278
2007	1.00	.048	(.048)	1.00	4.95	.30	4.85	1,148
2006	1.00	.031	(.031)	1.00	3.19	.30	3.13	793
2005	1.00	.012	(.012)	1.00	1.22	.30	1.13	500
2004	1.00	.010	(.010)	1.00	.96	.30	.97	1,579
Participant Shares								
Year Ended January 31,								
2008	1.00	.047	(.047)	1.00	4.76	.60	4.64	1,264
2007	1.00	.045	(.045)	1.00	4.64	.60	4.55	941
2006	1.00	.028	(.028)	1.00	2.88	.60	2.83	700
2005	1.00	.009	(.009)	1.00	.92	.60	.83	463
2004	1.00	.007	(.007)	1.00	.65	.60	.67	957
Service Shares								
Year Ended January 31,								
2008 [a]	1.00	.027	(.027)	1.00	3.82 [b]	.70 [b]	4.54 [b]	70
Select Shares								
Year Ended January 31,								
2008 [a]	1.00	.025	(.025)	1.00	3.57 [b]	1.00 [b]	4.24 [b]	−[d]
Agency Shares								
Year Ended January 31,								
2008 [c]	1.00	.016	(.016)	1.00	4.81 [b]	.26 [b]	4.98 [b]	−[d]

[a] From June 29, 2007 (commencement of initial offering) to January 31, 2008.

[b] Annualized.

[c] From October 1, 2007 (commencement of initial offering) to January 31, 2008.

[d] Amount represents less than $1 million.

See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)			
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Total Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)	
Dreyfus Government Cash Management									
Institutional Shares									
Year Ended January 31,									
2008	1.00	.048	(.048)	1.00	4.93	.20	4.73	9,303	
2007	1.00	.049	(.049)	1.00	4.99	.20	4.89	3,118	
2006	1.00	.032	(.032)	1.00	3.23	.20	3.15	2,842	
2005	1.00	.013	(.013)	1.00	1.26	.20	1.20	3,571	
2004	1.00	.010	(.010)	1.00	1.03	.20	1.03	5,409	
Investor Shares									
Year Ended January 31,									
2008	1.00	.046	(.046)	1.00	4.67	.45	4.48	1,738	
2007	1.00	.046	(.046)	1.00	4.72	.45	4.64	909	
2006	1.00	.029	(.029)	1.00	2.97	.45	2.90	1,050	
2005	1.00	.010	(.010)	1.00	1.01	.45	.95	1,287	
2004	1.00	.008	(.008)	1.00	.78	.45	.78	1,307	
Administrative Shares									
Year Ended January 31,									
2008	1.00	.047	(.047)	1.00	4.83	.30	4.63	693	
2007	1.00	.048	(.048)	1.00	4.88	.30	4.79	320	
2006	1.00	.031	(.031)	1.00	3.12	.30	3.05	240	
2005	1.00	.012	(.012)	1.00	1.16	.30	1.10	313	
2004	1.00	.009	(.009)	1.00	.93	.30	.93	900	
Participant Shares									
Year Ended January 31,									
2008	1.00	.044	(.044)	1.00	4.51	.60	4.33	445	
2007	1.00	.045	(.045)	1.00	4.57	.60	4.49	196	
2006	1.00	.028	(.028)	1.00	2.81	.60	2.75	244	
2005	1.00	.009	(.009)	1.00	.86	.60	.80	289	
2004	1.00	.006	(.006)	1.00	.62	.60	.63	607	
Agency Shares									
Year Ended January 31,									
2008 [a]	1.00	.014	(.014)	1.00	4.30 [b]	.26 [b]	4.67 [b]	2	

[a] *From October 1, 2007 (commencement of initial offering) to January 31, 2008.*

[b] *Annualized.*

See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Total Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Government Prime Cash Management								
Institutional Shares								
Year Ended January 31,								
2008	1.00	.048	(.048)	1.00	4.91	.20	4.67	2,327
2007	1.00	.048	(.048)	1.00	4.95	.20	4.86	1,005
2006	1.00	.031	(.031)	1.00	3.18	.20	3.21	773
2005	1.00	.012	(.012)	1.00	1.21	.20	1.19	537
2004	1.00	.009	(.009)	1.00	.94	.20	.91	415
Investor Shares								
Year Ended January 31,								
2008	1.00	.046	(.046)	1.00	4.65	.45	4.42	563
2007	1.00	.046	(.046)	1.00	4.69	.45	4.61	275
2006	1.00	.029	(.029)	1.00	2.92	.45	2.96	242
2005	1.00	.010	(.010)	1.00	.96	.45	.94	209
2004	1.00	.007	(.007)	1.00	.69	.45	.66	243
Administrative Shares								
Year Ended January 31,								
2008	1.00	.047	(.047)	1.00	4.80	.30	4.57	307
2007	1.00	.047	(.047)	1.00	4.85	.30	4.76	314
2006	1.00	.030	(.030)	1.00	3.08	.30	3.11	210
2005	1.00	.011	(.011)	1.00	1.11	.30	1.09	200
2004	1.00	.008	(.008)	1.00	.84	.30	.81	130
Participant Shares								
Year Ended January 31,								
2008	1.00	.044	(.044)	1.00	4.49	.60	4.27	711
2007	1.00	.044	(.044)	1.00	4.53	.60	4.46	341
2006	1.00	.027	(.027)	1.00	2.77	.60	2.81	208
2005	1.00	.008	(.008)	1.00	.81	.60	.79	230
2004	1.00	.005	(.005)	1.00	.54	.60	.51	229
Agency Shares								
Year Ended January 31,								
2008 [a]	1.00	.015	(.015)	1.00	4.33[b]	.26[b]	4.61[b]	10

[a] From October 1, 2007 (commencement of initial offering) to January 31, 2008.

[b] Annualized.

See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Total Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Treasury Cash Management								
Institutional Shares								
Year Ended January 31,								
2008	1.00	.046	(.046)	1.00	4.71	.20	4.30	12,891
2007	1.00	.048	(.048)	1.00	4.89	.20	4.80	3,429
2006	1.00	.031	(.031)	1.00	3.10	.20	3.08	3,017
2005	1.00	.012	(.012)	1.00	1.19	.20	1.16	2,351
2004	1.00	.009	(.009)	1.00	.93	.20	.93	3,312
Investor Shares								
Year Ended January 31,								
2008	1.00	.044	(.044)	1.00	4.45	.45	4.05	3,483
2007	1.00	.045	(.045)	1.00	4.63	.45	4.55	1,471
2006	1.00	.028	(.028)	1.00	2.84	.45	2.83	1,320
2005	1.00	.009	(.009)	1.00	.94	.45	.91	1,164
2004	1.00	.007	(.007)	1.00	.68	.45	.68	1,288
Administrative Shares								
Year Ended January 31,								
2008	1.00	.045	(.045)	1.00	4.61	.30	4.20	758
2007	1.00	.047	(.047)	1.00	4.79	.30	4.70	141
2006	1.00	.030	(.030)	1.00	3.00	.30	2.98	87
2005	1.00	.011	(.011)	1.00	1.09	.30	1.06	49
2004	1.00	.008	(.008)	1.00	.83	.30	.83	20
Participant Shares								
Year Ended January 31,								
2008	1.00	.042	(.042)	1.00	4.30	.60	3.90	288
2007	1.00	.044	(.044)	1.00	4.47	.60	4.40	257
2006	1.00	.027	(.027)	1.00	2.69	.60	2.68	219
2005	1.00	.008	(.008)	1.00	.79	.60	.76	210
2004	1.00	.005	(.005)	1.00	.52	.60	.53	123
Service Shares								
Year Ended January 31,								
2008 [a]	1.00	.023	(.023)	1.00	3.15 [b]	.70 [b]	3.80 [b]	56
Select Shares								
Year Ended January 31,								
2008 [a]	1.00	.021	(.021)	1.00	2.89 [b]	1.00 [b]	3.50 [b]	94
Agency Shares								
Year Ended January 31,								
2008 [c]	1.00	.013	(.013)	1.00	3.92 [b]	.26 [b]	4.24 [b]	—[d]
Premier Shares								
Year Ended January 31,								
2008 [c]	1.00	.012	(.012)	1.00	3.68 [b]	.51 [b]	3.99 [b]	29

[a] *From June 29, 2007 (commencement of initial offering) to January 31, 2008.*

[b] *Annualized.*

[c] *From October 1, 2007 (commencement of initial offering) to January 31, 2008.*

[d] *Amount represents less than $1 million.*

See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Total Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Treasury Prime Cash Management								
Institutional Shares								
Year Ended January 31,								
2008	1.00	.042	(.042)	1.00	4.28	.20	3.81	5,373
2007	1.00	.046	(.046)	1.00	4.68	.20	4.57	1,043
2006	1.00	.029	(.029)	1.00	2.96	.20	2.93	1,487
2005	1.00	.012	(.012)	1.00	1.17	.20	1.14	1,333
2004	1.00	.009	(.009)	1.00	.92	.20	.93	1,785
Investor Shares								
Year Ended January 31,								
2008	1.00	.039	(.039)	1.00	4.02	.45	3.56	2,573
2007	1.00	.043	(.043)	1.00	4.43	.45	4.32	615
2006	1.00	.027	(.027)	1.00	2.70	.45	2.68	651
2005	1.00	.009	(.009)	1.00	.92	.45	.89	613
2004	1.00	.007	(.007)	1.00	.67	.45	.68	794
Administrative Shares								
Year Ended January 31,								
2008	1.00	.041	(.041)	1.00	4.18	.30	3.71	438
2007	1.00	.045	(.045)	1.00	4.59	.30	4.47	5
2006	1.00	.028	(.028)	1.00	2.86	.30	2.83	26
2005	1.00	.011	(.011)	1.00	1.07	.30	1.04	39
2004	1.00	.008	(.008)	1.00	.82	.30	.83	97
Participant Shares								
Year Ended January 31,								
2008	1.00	.038	(.038)	1.00	3.87	.60	3.41	975
2007	1.00	.042	(.042)	1.00	4.27	.60	4.17	121
2006	1.00	.025	(.025)	1.00	2.55	.60	2.53	352
2005	1.00	.008	(.008)	1.00	.76	.60	.74	94
2004	1.00	.005	(.005)	1.00	.52	.60	.53	179
Agency Shares								
Year Ended January 31,								
2008 [a]	1.00	.011	(.011)	1.00	3.38[b]	.26[b]	3.75[b]	−[c]

[a] From October 1, 2007 (commencement of initial offering) to January 31, 2008.
[b] Annualized.
[c] Amount represents less than $1 million.
See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Total Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Municipal Cash Management Plus								
Institutional Shares								
Year Ended January 31,								
2008	1.00	.034	(.034)	1.00	3.50	.20	3.42	1787
2007	1.00	.033	(.033)	1.00	3.37	.20	3.33	596
2006	1.00	.024	(.024)	1.00	2.39	.20	2.34	638
2005	1.00	.011	(.011)	1.00	1.13	.20	1.07	500
2004	1.00	.009	(.009)	1.00	.93	.20	.92	722
Investor Shares								
Year Ended January 31,								
2008	1.00	.032	(.032)	1.00	3.25	.45	3.17	472
2007	1.00	.031	(.031)	1.00	3.11	.45	3.08	206
2006	1.00	.021	(.021)	1.00	2.13	.45	2.09	180
2005	1.00	.009	(.009)	1.00	.88	.45	.82	105
2004	1.00	.007	(.007)	1.00	.68	.45	.67	88
Administrative Shares								
Year Ended January 31,								
2008	1.00	.033	(.033)	1.00	3.40	.30	3.32	294
2007	1.00	.032	(.032)	1.00	3.27	.30	3.23	291
2006	1.00	.023	(.023)	1.00	2.29	.30	2.24	137
2005	1.00	.010	(.010)	1.00	1.03	.30	.97	129
2004	1.00	.008	(.008)	1.00	.83	.30	.82	108
Participant Shares								
Year Ended January 31,								
2008	1.00	.030	(.030)	1.00	3.09	.60	3.02	37
2007	1.00	.029	(.029)	1.00	2.96	.60	2.93	23
2006	1.00	.020	(.020)	1.00	1.98	.60	1.94	25
2005	1.00	.007	(.007)	1.00	.73	.60	.67	20
2004	1.00	.005	(.005)	1.00	.52	.60	.52	19
Agency Shares								
Year Ended January 31,								
2008 [a]	1.00	.011	(.011)	1.00	3.20[b]	.26[b]	3.36[b]	−[c]

[a] *From October 1, 2007 (commencement of initial offering) to January 31, 2008.*
[b] *Annualized.*
[c] *Amount represents less than $1 million.*
See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Total Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus New York Municipal Cash Management								
Institutional Shares								
Year Ended January 31,								
2008	1.00	.034	(.034)	1.00	3.47	.20	3.41	458
2007	1.00	.033	(.033)	1.00	3.36	.20	3.31	377
2006	1.00	.023	(.023)	1.00	2.36	.20	2.33	343
2005	1.00	.011	(.011)	1.00	1.10	.20	1.12	336
2004	1.00	.009	(.009)	1.00	.88	.20	.89	308
Investor Shares								
Year Ended January 31,								
2008	1.00	.032	(.032)	1.00	3.21	.45	3.16	363
2007	1.00	.031	(.031)	1.00	3.10	.45	3.06	120
2006	1.00	.021	(.021)	1.00	2.11	.45	2.08	125
2005	1.00	.008	(.008)	1.00	.85	.45	.87	71
2004	1.00	.006	(.006)	1.00	.63	.45	.64	28
Administrative Shares								
Year Ended January 31,								
2008	1.00	.033	(.033)	1.00	3.37	.30	3.31	74
2007	1.00	.032	(.032)	1.00	3.25	.30	3.21	36
2006	1.00	.022	(.022)	1.00	2.26	.30	2.23	8
2005	1.00	.010	(.010)	1.00	1.00	.30	1.02	1
2004	1.00	.008	(.008)	1.00	.79	.30	.79	—a
Participant Shares								
Year Ended January 31,								
2008	1.00	.030	(.030)	1.00	3.06	.60	3.01	47
2007	1.00	.029	(.029)	1.00	2.94	.60	2.91	40
2006	1.00	.019	(.019)	1.00	1.95	.60	1.93	3
2005	1.00	.007	(.007)	1.00	.70	.60	.72	6
2004	1.00	.005	(.005)	1.00	.48	.60	.49	2
Agency Shares								
Year Ended January 31,								
2008 [b]	1.00	.011	(.011)	1.00	3.18c	.26c	3.35c	—a

[a] Amount represents less than $1 million.
[b] From October 1, 2007 (commencement of initial offering) to January 31, 2008.
[c] Annualized.

See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)		
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Total Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus Tax Exempt Cash Management								
Institutional Shares								
Year Ended January 31,								
2008	1.00	.034	(.034)	1.00	3.47	.20	3.39	4,370
2007	1.00	.033	(.033)	1.00	3.34	.20	3.29	2,333
2006	1.00	.023	(.023)	1.00	2.36	.20	2.35	2,645
2005	1.00	.011	(.011)	1.00	1.12	.20	1.14	2,510
2004	1.00	.009	(.009)	1.00	.90	.20	.89	1,934
Investor Shares								
Year Ended January 31,								
2008	1.00	.032	(.032)	1.00	3.21	.45	3.14	556
2007	1.00	.030	(.030)	1.00	3.08	.45	3.04	288
2006	1.00	.021	(.021)	1.00	2.11	.45	2.10	255
2005	1.00	.009	(.009)	1.00	.87	.45	.89	240
2004	1.00	.006	(.006)	1.00	.65	.45	.64	122
Administrative Shares								
Year Ended January 31,								
2008	1.00	.033	(.033)	1.00	3.36	.30	3.29	259
2007	1.00	.032	(.032)	1.00	3.24	.30	3.19	213
2006	1.00	.022	(.022)	1.00	2.26	.30	2.25	105
2005	1.00	.010	(.010)	1.00	1.02	.30	1.04	275
2004	1.00	.008	(.008)	1.00	.80	.30	.79	312
Participant Shares								
Year Ended January 31,								
2008	1.00	.030	(.030)	1.00	3.06	.60	2.99	55
2007	1.00	.029	(.029)	1.00	2.93	.60	2.89	30
2006	1.00	.019	(.019)	1.00	1.96	.60	1.95	42
2005	1.00	.007	(.007)	1.00	.72	.60	.74	19
2004	1.00	.005	(.005)	1.00	.50	.60	.49	46
Agency Shares								
Year Ended January 31,								
2008 [a]	1.00	.011	(.011)	1.00	3.18 [b]	.26 [b]	3.33 [b]	− [c]

[a] *From October 1, 2007 (commencement of initial offering) to January 31, 2008.*

[b] *Annualized.*

[c] *Amount represents less than $1 million.*

See notes to financial statements.

	Per Share Data ($)					Ratios/Supplemental Data (%)			
	Net Asset Value Beginning of Period	Net Investment Income	Dividends from Net Investment Income	Net Asset Value End of Period	Total Return (%)	Ratio of Total Expenses to Average Net Assets	Ratio of Net Expenses to Average Net Assets	Ratio of Net Investment Income to Average Net Assets	Net Assets End of Period ($ x 1,000,000)
Dreyfus California AMT-Free Municipal Cash Management									
Institutional Shares[a]									
Year Ended January 31, 2008	1.00	.017	(.017)	1.00	3.29[b]	.20[b]	.15[b]	3.15[b]	115
Investor Shares[a]									
Year Ended January 31, 2008	1.00	.015	(.015)	1.00	3.05[b]	.45[b]	.40[b]	2.90[b]	6
Administrative Shares[a]									
Year Ended January 31, 2008	1.00	.016	(.016)	1.00	3.19[b]	.30[b]	.25[b]	3.05[b]	−[c]
Participant Shares[a]									
Year Ended January 31, 2008	1.00	.014	(.014)	1.00	2.90[b]	.60[b]	.55[b]	2.75[b]	142
Agency Shares[d]									
Year Ended January 31, 2008	1.00	.010	(.010)	1.00	3.09[b]	.26[b]	.21[b]	3.09[b]	−[c]

[a] From August 1, 2007 (commencement of operations) to January 31, 2008.

[b] Annualized.

[c] Amount represents less than $1 million.

[d] From October 1, 2007 (commencement of initial offerings) to January 31, 2008.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Cash Management, Dreyfus Cash Management Plus, Inc., Dreyfus Government Cash Management, Dreyfus Government Prime Cash Management, Dreyfus Treasury Cash Management, Dreyfus Treasury Prime Cash Management, Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management, Dreyfus Tax Exempt Cash Management and Dreyfus California AMT-Free Municipal Cash Management which commenced operations on August 1, 2007, (each, a "fund" and collectively, the "funds") are open-end management investment companies registered under the Investment Company Act of 1940, as amended (the "Act"). Each fund, other than Dreyfus New York Municipal Cash Management and Dreyfus California AMT-Free Municipal Cash Management is diversified. Dreyfus New York Municipal Cash Management and Dreyfus California AMT-Free Municipal Cash Management are non-diversified. Dreyfus Government Cash Management and Dreyfus Government Prime Cash Management are each a separate series of Dreyfus Government Cash Management Funds (the "Company") and Dreyfus California AMT-Free Municipal Cash Management and Dreyfus Tax Exempt Cash Management are separate series of Dreyfus Tax Exempt Cash Management Funds (the "Trust"). Each fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity and, in the case of Dreyfus Municipal Cash Management Plus and Dreyfus Tax Exempt Cash Management only, which are exempt from federal income tax; in the case of Dreyfus New York Municipal Cash Management only, which is exempt from federal, New York state and New York city personal income taxes; and in the case of Dreyfus California AMT-Free Municipal Cash Management only, which is exempt from federal and California state personal income taxes. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as each fund's investment adviser.

On July 1, 2007, the Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

On January 1, 2008, Dreyfus California AMT-Tax Free Cash Management was renamed Dreyfus California AMT-Free Municipal Cash Management.

On September 18, 2007, each fund's respective Board of Directors/Trustees approved the addition of Agency Shares for each fund, and Premier Shares of Dreyfus Treasury Cash Management, which became effective October 1, 2007.

On May 22, 2007, each fund's Board of Directors/Trustees approved the addition of Select Shares and Service Shares for Dreyfus Cash Management Plus and Dreyfus Treasury Cash Management, which became effective June 29, 2007.

As of the close of business on April 19, 2007, pursuant to an Agreement and Plan of Reorganization previously approved by Dreyfus Cash Management Plus' Board of Directors, all of the assets, subject to the liabilities, of Dreyfus Institutional Prime Money Market Fund were transferred to Dreyfus Cash Management Plus. Shareholders of Dreyfus Institutional Prime Money Market Fund voted affirmatively to approve the reorganization and subsequently received Administrative shares of Dreyfus Cash Management Plus, in an amount equal to the aggregate net asset value of the investment in Dreyfus Institutional Prime Money Market Fund at the time of the exchange. The net asset value of Dreyfus Cash Management Plus' Administrative shares at the close of business on April 19, 2007, after the reorganization, was $1.00 per share, and a total of 311,035,283 Administrative shares representing net assets of $311,035,283, were issued to Dreyfus Institutional Prime Money Market Fund shareholders in the exchange. The exchange was a tax-free event to shareholders.

As of the close of business on April 19, 2007, pursuant to an Agreement and Plan of Reorganization previously approved by Dreyfus Government Cash Management's Board of Trustees, all of the assets, subject to the liabilities, of Dreyfus Institutional Government Money Market Fund, were transferred to Dreyfus Government Cash Management. Shareholders of Dreyfus Institutional Government Money Market Fund voted affirmatively to approve the reorganization and subsequently received Administrative shares of Dreyfus Government Cash Management in an amount equal to the aggregate net asset value of the investment in Dreyfus

Institutional Government Money Market Fund at the time of the exchange. The net asset value of Dreyfus Government Cash Management's Administrative shares at the close of business on April 19, 2007, after the reorganization, was $1.00 per share, and a total of $166,517,023 Administrative shares representing net assets of $166,517,023, were issued to Dreyfus Institutional Government Money Market Fund shareholders in the exchange. The exchange was a tax-free event to shareholders.

As of the close of business on April 19, 2007, pursuant to an Agreement and Plan of Reorganization previously approved by Dreyfus Treasury Cash Management's Board of Trustees, all of the assets, subject to the liabilities, of Dreyfus Institutional U.S. Treasury Money Market Fund were transferred to Dreyfus Treasury Cash Management. Shareholders of Dreyfus Institutional U.S. Treasury Money Market Fund voted affirmatively to approve the reorganization, and subsequently received Administrative shares of Dreyfus Treasury Cash Management in an amount equal to the aggregate net asset value of the investment in Dreyfus Institutional U.S. Treasury Money Market Fund at the time of the exchange. The net asset value of Dreyfus Treasury Cash Management's Administrative shares at the close of business on April 19, 2007, after the reorganization, was $1.00 per share, and a total of $213,419,338 Administrative shares representing net assets of $213,419,338, were issued to Dreyfus Institutional U.S. Treasury Money Market Fund shareholders in the exchange. The exchange was a tax-free event to shareholders.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the funds' shares, which are sold to the public without a sales charge. Each fund offers: Institutional Shares, Investor Shares, Administrative Shares, Participant Shares and Agency Shares. In addition, Dreyfus Cash Management Plus and Dreyfus Treasury Cash Management also offer Service Shares and Select Shares, and Dreyfus Treasury Cash Management also offers Premier Shares. Each share class, except Institutional Shares, are subject to a Service Plan adopted pursuant to Rule 12b-1 under the Act. Other differences between the classes include the services offered (by service agents receiving 12b-1 fees) to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of January 31, 2008, MBC Investment Corp., an indirect subsidiary of BNY Mellon held the following outstanding shares:

Dreyfus Cash Management, Agency shares	1,016
Dreyfus Cash Management Plus, Inc., Agency shares	1,016
Dreyfus Government Cash Management, Agency shares	1,014
Dreyfus Government Prime Cash Management, Agency shares	1,014
Dreyfus Treasury Cash Management, Agency shares	1,013
Dreyfus Treasury Cash Management, Premier shares	1,012
Dreyfus Treasury Prime Cash Management, Agency shares	1,011
Dreyfus Municipal Cash Management Plus, Agency shares	1,011
Dreyfus New York Municipal Cash Management, Agency shares	1,011
Dreyfus Tax Exempt Cash Management, Agency shares	1,011
Dreyfus California AMT-Free Municipal Cash Management, Agency shares	1,010

It is each fund's policy to maintain a continuous net asset value per share of $1.00; each fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that any fund will be able to maintain a stable net asset value per share of $1.00.

Each fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The funds enter into contracts that contain a variety of indemnifications. The funds' maximum exposure under these arrangements is unknown. The funds do not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board members to represent the fair value of each fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the funds.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

Dreyfus New York Municipal Cash Management and Dreyfus California AMT-Free Municipal Cash Management follow an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

Dreyfus Cash Management, Dreyfus Cash Management Plus, Inc., Dreyfus Government Cash Management and Dreyfus Treasury Cash Management may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with

the funds' custodians and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Expenses: With regards to the Company and the Trust, expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to both series are allocated between them.

(d) Dividends to shareholders: It is the policy of each fund to declare dividends from investment income-net on each business day. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but each fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of each fund not to distribute such gains.

(e) Federal income taxes: It is the policy of each fund to continue to qualify for treatment as a regulated investment company if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the funds adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the funds for the period ended January 31, 2008.

The funds are not subject to examination by U.S. Federal, State and City tax authorities for the tax years before 2004.

At January 31, 2008, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

Table 1 summarizes each relevant fund's unused capital loss carryover available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to January 31, 2008.

The tax character of each relevant fund's distributions paid to shareholders (except for Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management, Dreyfus California AMT-Free Municipal Cash Management and Dreyfus Tax Exempt Cash Management) during the fiscal periods ended January 31, 2008 and January 31, 2007, were all ordinary income.

The tax character of distributions paid to shareholders of Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management, Dreyfus California AMT-Free Municipal Cash Management and Dreyfus Tax Exempt Cash Management during the fiscal periods ended January 31, 2008, and January 31, 2007, were all tax exempt income.

During the period ended January 31, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment for capital loss carryover from the merger with Dreyfus Institutional Prime Money Market Fund, Dreyfus Cash Management Plus, Inc. decreased accumulated net realized gain (loss) on investment by $211 and increased paid-in capital by the same amount. Net assets were not affected by this reclassification.

During the period ended January 31, 2008, as a result of permanent book to tax differences primarily from utilization of deemed distributions for tax purposes not book, Dreyfus Municipal Cash Management Plus decreased accumulated net realized gain (loss) on investments by $383,594 and increased paid-in capital by the same amount. Net assets were not affected by this reclassification.

During the period ended January 31, 2008, as a result of permanent book to tax differences, primarily due to dividend reclassification, Dreyfus New York Municipal Cash Management increased accumulated undistributed investment income-net by $76,200 and decreased accumulated net realized gain (loss) on investment by the same amount. Net assets were not affected by this reclassification.

During the period ended January 31, 2008, as a result of permanent book to tax differences, primarily due to dividend reclassification, Dreyfus Tax Exempt Cash Management increased accumulated undistributed investment income-net by $8,074 and decreased accumulated net realized gain (loss) on investment by the same amount. Net assets were not affected by this reclassification.

Table 1.

| | Expiring in fiscal: | | | ($ x 1,000) | | |
	2012†	2013†	2014†	2015†	2016†	Total
Dreyfus Cash Management	–	–	40	–	–	40
Dreyfus Cash Management Plus, Inc.	–	–	6,766	–	–	6,766
Dreyfus Government Cash Management	172	–	2,628	37	–	2,837
Dreyfus Treasury Cash Management	–	13	39	44	1,005	1,101
Dreyfus Treasury Prime Cash Management	40	107	65	323	–	535

† _If not applied, the carryovers expire in the above years._

During the period ended January 31, 2008, as a result of permanent book to tax differences, primarily from utilization of deemed distributions for tax purposes not booked, Dreyfus California AMT-Free Municipal Cash Management decreased accumulated net realized gain (loss) on investments by $11,111 and increased paid-in capital by the same amount. Net assets were not affected by this reclassification.

At January 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statements of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to separate management agreements with the Manager, the management fee of each fund is computed at the annual rate of .20% of the value of such fund's average daily net assets and is payable monthly.

As to each fund, unless the Manager gives a fund's investors 90 days notice to the contrary, the Manager, and not the fund, will be liable for fund expenses (exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses) other than the following expenses, which will be borne by the fund: the management fee, and with respect to the fund's Investor Shares, Administrative Shares, Participant Shares, Service Shares, Select Shares, Agency Shares and Premier Shares, Rule 12b-1 Service Plan expenses.

As to Dreyfus California AMT-Free Municipal Cash Management, the Manager waived receipt of a portion of the management fee, in the amount of .05% of the value of their average daily net assets from August 1, 2007 through January 31, 2008. The reduction in management fee, pursuant to the undertaking, amounted to $37,650 during the period ended January 31, 2008. This agreement was, and continues to be, terminable at any time.

(b) Under each fund's Service Plan (the "Service Plan") adopted pursuant to Rule 12b-1 under the Act, with respect to each fund's Agency shares, Administrative Shares, Investor Shares and Participant Shares, Dreyfus Cash Management Plus, Service Shares and Select Shares, and Dreyfus Treasury Cash Management's, Premier Shares, Service Shares and Select Shares, each fund pays the Distributor for distributing such classes of shares, for advertising and marketing and for providing certain services relating to shareholders of the respective class of shares. These services include answering shareholder inquiries regarding the fund and providing reports and other information and services related to the maintenance of shareholder accounts ("Servicing"). Under the Service Plan, as to each relevant class, the Distributor may make payments to Service Agents in respect to these services. Generally, the Service Agent will provide holders of Agency, Administrative, Investor, Participant, Premier, Service or Select Shares a consolidated statement. The Service Agent generally also will provide the holders of Investor, Participant, Premier, Service and/or Select Shares, automated teller checkwriting privileges and, in the case of Participant, Premier, Service or Select Shares, automated teller machine access, and bill paying services. The amount paid under the Service Plan for Servicing is intended to be a "service fee" as defined under the Conduct Rules of the Financial Industry Regulatory Authority ("FINRA"), and at no time will such amount exceed the maximum amount permitted to be paid under the FINRA Conduct Rules as a service fee. The fees payable under the Service Plan are payable without regard to actual expenses incurred. **Table 2** summarizes the amount each fund was charged pursuant to the Plan during the period ended January 31, 2008.

Table 3 summarizes the components of "Due to The Dreyfus Corporation and affiliates" in the Statements of Assets and Liabilities for each fund.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Since October 1, 2007, annual retainer fees are allocated to each fund based on net assets, and each fund pays its Board members an attendance fee of $500 per meeting. Prior to October 1, 2007, each fund (except for Dreyfus New York Municipal Cash Management) paid its Board members an annual fee of

$3,000 and an attendance fee of $500 per meeting. Dreyfus New York Municipal Cash Management paid its Board members an annual fee of $1,000 and an attendance fee of $500 per meeting. Currently, Board members fees are borne by the Manager as to each fund pursuant to the undertakings in effect. See Note 2(a).

NOTE 3—Capital Share Transactions:

Each fund (except for Dreyfus Cash Management Plus) is authorized to issue an unlimited number of $.001 par value

shares of Beneficial Interest. Dreyfus Cash Management Plus, Inc. is authorized to issue 110 billion shares of $.001 par value Common Stock.

NOTE 4—Subsequent Event:

At a meeting of Dreyfus Treasury Cash Management's Board of Trustees held on February 27, 2008, the Board approved effective March 12, 2008, to rename the fund from Dreyfus Treasury Cash Management to Dreyfus Treasury & Agency Cash Management.

Table 2.

	Investor Shares ($)	Administrative Shares ($)	Participant Shares ($)	Service Shares ($)	Select Shares ($)	Agency Shares ($)	Premier Shares ($)
Dreyfus Cash Management	4,977,393	416,587	1,353,206	–	–	1,392	–
Dreyfus Cash Management Plus, Inc.	3,893,812	2,021,337	4,140,052	203,822	129,665	–	–
Dreyfus Government Cash Management	3,587,224	470,268	1,316,963	–	–	20	–
Dreyfus Government Prime Cash Management	817,655	271,788	1,870,962	–	–	115	–
Dreyfus Treasury Cash Management	5,730,419	498,058	891,802	133,041	294,734	18	11,167
Dreyfus Treasury Prime Cash Management	2,729,045	244,828	1,971,795	–	–	–	–
Dreyfus Municipal Cash Management Plus	653,836	291,740	145,760	–	–	–	–
Dreyfus New York Municipal Cash Management	512,615	78,329	145,360	–	–	–	–
Dreyfus Tax Exempt Cash Management	784,016	167,278	152,803	–	–	–	–
Dreyfus California AMT-Free Municipal Cash Management	1,974	89	146,660	–	–	–	–

Table 3.

	Management Fees ($)	Distribution Fees ($)
Dreyfus Cash Management	3,688,540	830,247
Dreyfus Cash Management Plus, Inc.	2,224,225	1,077,044
Dreyfus Government Cash Management	2,132,909	702,708
Dreyfus Government Prime Cash Management	650,290	326,776
Dreyfus Treasury Cash Management	3,297,520	917,174
Dreyfus Treasury Prime Cash Management	1,409,896	832,674
Dreyfus Municipal Cash Management Plus	118,356	123,405
Dreyfus New York Municipal Cash Management	150,366	100,457
Dreyfus Tax Exempt Cash Management	434,146	139,909
Dreyfus California AMT-Free Municipal Cash Management	25,290	49,924

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees/Directors

Dreyfus Cash Management

Dreyfus Cash Management Plus, Inc.

Dreyfus Government Cash Management

Dreyfus Government Prime Cash Management

Dreyfus Treasury Cash Management

Dreyfus Treasury Prime Cash Management

Dreyfus Municipal Cash Management Plus

Dreyfus New York Municipal Cash Management

Dreyfus Tax Exempt Cash Management

Dreyfus California AMT-Free
  Municipal Cash Management

We have audited the accompanying statements of assets and liabilities, including the statements of investments, of Dreyfus Cash Management, Dreyfus Cash Management Plus, Inc., Dreyfus Government Cash Management, Dreyfus Government Prime Cash Management, Dreyfus Treasury Cash Management, Dreyfus Treasury Prime Cash Management, Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management, Dreyfus Tax Exempt Cash Management and Dreyfus California AMT-Free Municipal Cash Management (the "Funds") as of January 31, 2008, and the related statements of operations for the period then ended, the statements of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Funds' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of January 31, 2008 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the funds referred to above at January 31, 2008, the results of their operations for the period then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
March 20, 2008

In accordance with Federal tax law, Dreyfus Tax Exempt Cash Management, Dreyfus Municipal Cash Management Plus, Dreyfus New York Municipal Cash Management and Dreyfus California AMT-Free Municipal Cash Management hereby makes the following designations regarding the dividends paid from investment income-net during their fiscal year ended January 31, 2008:

— all the dividends paid from investment income-net are "exempt-interest dividends" (not generally subject to regular Federal income taxes), except $8,074 of Dreyfus Tax Exempt Cash Management's exempt-interest dividends that is being designated as a long term capital gain distribution for reporting purposes.

— for individuals who are residents of New York, "exempt-interest dividends" paid by Dreyfus New York Municipal Cash Management are also not subject to New York State and New York City personal income tax.

— for individuals who are residents of California, "exempt-interest dividends" paid by Dreyfus California AMT-Free Municipal Cash Management are also not subject to California personal income tax.

For State individual income tax purposes Dreyfus Government Prime Cash Management and Dreyfus Treasury Prime Cash Management hereby designate the following percentage of ordinary dividends paid during the fiscal year ended January 31, 2008 as attributable to interest income from direct obligations of the United States. Such dividends are currently exempt from taxation for income tax purposes in most states, including New York, California and the District of Columbia:

Dreyfus Government Prime Cash Management	100.00%
Dreyfus Treasury Prime Cash Management	100.00%

The Funds below designate the following percentage of ordianry income dividends paid during the fiscal year ended January 31, 2007 as qualifying "interest related dividends":

Dreyfus Cash Management	87.46%
Dreyfus Government Cash Management	100.00%
Dreyfus Government Prime Cash Management	100.00%
Dreyfus Treasury Cash Management	100.00%
Dreyfus Cash Management Plus, Inc	87.32%
Dreyfus Treasury Prime Cash Management	100.00%

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing
  functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper
  recovery facilities, paperboard mills and paperboard converting
  plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related
  services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 163

———————

David W. Burke (71)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee.

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, U.S.S. Constitution
  Museum, Director

No. of Portfolios for which Board Member Serves: 85

———————

Isabel Dunst (60)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Partner, Hogan & Hartson

Other Board Memberships and Affiliations:
• Union of Reform Judaism, a religious organization, Trustee

No. of Portfolios for which Board Member Serves: 10

———————

Warren B. Rudman (77)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Stonebridge International LLC, Co-Chairman
• Of Counsel to (from January 1993 to December 31, 2003, Partner
  in) the law firm Paul, Weiss, Rifkind, Wharton & Garrison, LLP

Other Board Memberships and Affiliations:
• Boston Scientific, Director
• D.B. Zwirn & Co., Vice Chairman of the International Advisory
  Board

No. of Portfolios for which Board Member Serves: 33

Philip L. Toia (74)
Board Member (2007)

Principal Occupation During Past 5 Years:
• Private Investor

No. of Portfolios for which Board Member Serves: 19

———————

Benaree Pratt Wiley (60)
Board Member (2007)

Principal Occupation During Past 5 Years:
• Principal, The Wiley Group, a firm specializing in strategy and
  business development (2005-present)
• President and CEO, The Partnership, an organization dedicated
  to increasing the representation of African Americans in positions
  of leadership, influence and decision-making in
  Boston, MA (1991-2005)

Other Board Memberships and Affiliations:
• Boston College, Trustee
• Blue Cross Blue Shield of Massachusetts, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board
• The Boston Foundation, Director
• Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 36

———————

*Once elected all Board Members serve for an indefinite term, but achieve Emeritus
status upon reaching age 80. The address of the Board Members and Officers is in c/o
The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166.
Additional information about the Board Members is available in the fund's Statement
of Additional Information which can be obtained from Dreyfus free of charge by calling
this toll free number: 1-800-554-4611.*

Lyle Gramley, Emeritus Board Member

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 78 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

CHARLES CARDONA, Executive Vice President since November 2001.

Vice Chairman and a Director of the Manager, Executive Vice President of the Distributor, President of Dreyfus Institutional Services Division, and an officer of 12 other investment companies (comprised of 17 portfolios) managed by the Manager. He is 52 years old and has been an employee of the Manager since February 1981.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2007.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 79 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (79 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 75 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Cash Management Funds

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Institutional	Investor	Administrative	Participant	Service	Select	Agency	Premier
Dreyfus Cash Management	DICXX	DVCXX	DACXX	DPCXX			DMCXX	
Dreyfus Cash Management Plus, Inc.	DCIXX	DCVXX	DCAXX	DCPXX	DSPXX	DPSXX	DASXX	
Dreyfus Government Cash Management	DGCXX	DGVXX	DAGXX	DPGXX			DGMXX	
Dreyfus Government Prime Cash Management	DIPXX	DVPXX	DAPXX	DGPXX			DRPXX	
Dreyfus Municipal Cash Management Plus	DIMXX	DVMXX	DAMXX	DMPXX			DRAXX	
Dreyfus New York Municipal Cash Management	DIYXX	DVYXX	DAYXX	DPYXX			DNCXX	
Dreyfus Tax Exempt Cash Management	DEIXX	DEVXX	DEAXX	DEPXX			DYEXX	
Dreyfus Treasury Cash Management	DTRXX	DTVXX	DTAXX	DTPXX	DSRXX	DTSXX	DYAXX	DYPXX
Dreyfus Treasury Prime Cash Management	DIRXX	DVRXX	DARXX	DPRXX			DSAXX	
Dreyfus California AMT-Free Municipal Cash Management	DIIXX	DAIXX	DFAXX	DFPXX			DRMXX	

Telephone Call your Dreyfus Investments Division representative or 1-800-346-3621

E-mail Access Dreyfus Investments Division at www.dreyfus.com.
You can obtain product information and E-mail requests for information or literature.

Mail Dreyfus Investments Division, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

Each fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. Each fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how each fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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